
LPL Financial

2022
ANNUAL
REPORT

LPL Financial Holdings Inc.



AT LPL FINANCIAL, WE EXIST TO SERVE FINANCIAL PROFESSIONALS.

THEIR GREATNESS IS OUR GOAL.

LPL was founded with a revolutionary vision: Help financial professionals and enterprises run successful businesses and deliver personalized financial advice. And more than 30 years later, that remains true of LPL today. Building on that foundation, LPL offers comprehensive support across the spectrum of our industry: from independent financial advisors to financial institutions, from local advisor teams to large RIA firms, from fully autonomous business owners to advisors employed by LPL.

We believe in the value of independent advice. We believe in taking care of our advisors so they can take care of their clients.

Throughout this Annual Report, the terms “financial advisors” and “advisors” are used to refer to registered representatives and/or investment advisor representatives affiliated with LPL Financial LLC. Securities and advisory services offered through LPL Financial LLC, an SEC-registered broker-dealer and investment advisor. Member FINRA/SIPC. LPL Financial LLC and its affiliated companies provide financial services only from the United States. We routinely disclose information that may be important to shareholders in the “Investor Relations” or “Press Releases” section of our website.

LPL Financial



A Message from the

PRESIDENT & CEO

Dear Fellow Shareholder,

In 2022, against a backdrop of increased market volatility, we delivered another year of solid business and financial outcomes at LPL. These results were driven by a combination of thoughtful strategy, strong execution, and alignment with our mission-driven culture. Looking ahead, we believe that this foundation continues to position us well to deliver value for our clients and drive profitable growth for our shareholders.

Before I turn to our 2022 performance, I first want to acknowledge our advisors, enterprises, and institutions for the extraordinary work they have continued to do for their clients. By providing much-needed financial support and guidance to their clients, they have reinforced both the value of their advice and the important role they play for millions of Americans.

I also want to thank our employees for their ongoing commitment and dedication to our mission: taking care of our advisors, so they can take care of their clients.

2022 Performance

Regarding our financial results, we drove solid outcomes through a combination of expense discipline and continued organic growth in both our traditional and new markets. As a result, earnings per share prior to amortization of intangible assets[1] and acquisition costs increased 64% year-over-year, to $11.52.



GROSS PROFIT[*,2]
($ millions)

$1,948 — 2018
$2,172 — 2019
$2,103 — 2020
$2,455 — 2021
$3,190 — 2022

We ended the year with 21,275 advisors on our platform, an increase of 1,399 year-over-year, and $1.1 trillion in assets under management. Total assets were down 8% from the prior year, as equity market depreciation more than offset our $96 billion of organic net new assets, which represented an 8% organic growth rate.



TOTAL ADVISORY & BROKERAGE ASSETS[*]
($ billions)

$628 — 2018
$764 — 2019
$903 — 2020
$1,206 — 2021
$1,111 — 2022

Strategic Context

Our long-term vision is to become the leader across the advisor-mediated marketplace. For us, this means being the best at empowering advisors to deliver great advice to their clients and be great operators of their business.

To bring this vision to life, we are providing the capabilities and solutions that help our advisors deliver personalized advice and planning experience to their clients. At the same time, through human-driven, technology-enabled solutions and expertise, we are supporting advisors in their efforts to be extraordinary business owners. Doing this well gives us a sustainable path to industry leadership across advisor experience, organic growth, and market share.

To execute on our strategy, we organized our work into four strategic plays, which not only serve as an execution framework, but also provide color on where and how we're investing.

STRATEGIC PLAY 1

Meeting advisors where they are in the evolution of their business

In 2022, we remained focused on winning in our traditional independent and enterprise markets, while also leveraging new affiliation models, which expand our addressable markets.

In our traditional markets, ongoing enhancements to our platform and the efficacy of our business development led to an expanded pipeline.

Large enterprises remained a meaningful source of recruiting in 2022, including the additions of CUNA Brokerage Services, Inc. and People's United Bank. At the same time, we continued to have success recruiting in our traditional enterprise and institution channel, including the addition of BancorpSouth. Looking ahead, we see our enterprise pipeline building, as demand for our model grows.

Within this strategic play, we are also seeing positive early momentum for our most recent innovation, our Liquidity & Succession solution. Over the next decade, it is estimated that up to a third of advisors will be retiring**, and this offering addresses the succession needs of advisors, while preserving the principles of independence. In 2022, we closed on our first few Liquidity & Succession transactions, and we look forward to taking the capability to the external marketplace this year.



NUMBER OF ADVISORS*

2018	2019	2020	2021	2022
16,109	16,464	17,287	19,876	**21,275**

STRATEGIC PLAY 2

Providing capabilities that help advisors differentiate and win

We're also focused on providing capabilities and solutions that help advisors differentiate in the marketplace and drive efficiency in their practices. In 2023, we will focus our development efforts in this play across four key areas:

- **Enhancing our wealth management platforms** to help advisors provide their clients with differentiated advice, products, and pricing

- **Advancing ClientWorks, our core operating platform,** with additional digitized workflows to help advisors operate more efficiently and increase their scalability to serve more clients

- **Expanding our banking and lending services** to help advisors address a broader spectrum of their clients' financial needs

- **Enriching the end-client experience** with expanded digital solutions that increase personalization and self-service, as well as enable advisors to create customized experiences for their businesses

STRATEGIC PLAY 3

Creating an industry-leading service experience, at scale

Over the past couple of years, we've been on a journey to transform our service model into an omni-channel Client Care Model, including voice, chat, and digital support. As part of this journey, we have evolved the technology and instrumentation of our traditional voice channel and also made meaningful enhancements to our always-on digital support capabilities.

As we continue to evolve our service interface, we are also transforming our operational processing. For example, last year we began automating much of the processing of our core clearing functions, including money movement, account opening, and account transfers, which collectively drive the majority of our operational processing.

With the learnings from our transformation in service and operations, we are now re-engineering other areas of the business, including our compliance and risk management functions. By automating more workflows, we continue to increase the scalability of our platform while also enhancing the client experience.

STRATEGIC PLAY 4

Helping advisors run successful businesses

We're focused on developing a services portfolio that helps advisors, enterprises, and institutions run thriving businesses and deliver comprehensive advice to their clients. As a result of solid demand for these capabilities, the number of advisors utilizing our Services Group increased throughout 2022, and we ended the year at over 3,000 active users, up more than 30% year-over-year.

As we continue to evolve our offerings in 2023, we are focused on several key opportunities for our Services Group:

- **Addressing additional channels,** specifically, building solutions that solve for needs of institution and enterprise partners

- **Developing new services and evolving our existing portfolio** through our structured approach to innovation

- **Contributing to the growth of our new affiliation models,** Strategic Wealth and Independent Employee, as well as expanding our ability to serve high-net-worth oriented advisors

In summary, throughout 2022 we continued to invest in the value proposition for our advisors, institutions, and their clients, while driving growth and increasing our market leadership. As we look ahead, we remain focused on executing our strategy to help our clients further differentiate and win in the marketplace, and, as a result, drive long-term shareholder value.

Thank you for investing in LPL.

Sincerely,

Dan Arnold, President & CEO

 * Amounts shown in all charts are as of or for the indicated year ended
** Source: 2020 Cerulli Report U.S. Advisor Metrics

LPL Financial

2022 FINANCIAL HIGHLIGHTS

	2022	2021	2020	2019	2018
CONSOLIDATED STATEMENTS OF INCOME DATA					
Total revenue (in thousands) [3]	$ 8,600,825	$ 7,720,830	$ 5,871,640	$ 5,624,856	$ 5,188,400
Total expense (in thousands) [3]	$ 7,489,172	$ 7,119,501	$ 5,245,567	$ 4,883,021	$ 4,595,763
Income before provision for income taxes (in thousands) [3]	$ 1,111,653	$ 601,329	$ 626,073	$ 741,835	$ 592,637
Net income (in thousands) [3]	$ 845,702	$ 459,866	$ 472,640	$ 559,880	$ 439,459
PER SHARE DATA					
Earnings per diluted share [3]	$ 10.40	$ 5.63	$ 5.86	$ 6.62	$ 4.85
EPS prior to amortization of intangible assets and acquisition costs [1,3]	$ 11.52	$ 7.02	$ 6.46	$ 7.17	$ 5.33
Weighted average diluted shares outstanding (in thousands) [3]	81,285	81,742	80,702	84,624	90,619
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION DATA					
Cash and equivalents (in thousands) [4]	$ 847,519	$ 495,246	$ 808,612	$ 590,209	$ 511,096
Total assets (in thousands) [4]	$ 9,482,226	$ 7,991,600	$ 6,596,162	$ 5,880,238	$ 5,477,468
Total debt, net (in thousands) [4,5]	$ 2,717,444	$ 2,814,044	$ 2,345,414	$ 2,398,818	$ 2,371,808
OTHER FINANCIAL AND OPERATING DATA					
Gross profit (in thousands) [2,3]	$ 3,189,935	$ 2,454,717	$ 2,103,308	$ 2,172,225	$ 1,947,670
EBITDA (in thousands) [3,6]	$ 1,525,264	$ 936,431	$ 908,929	$ 1,032,949	$ 865,568
Number of advisors [4]	21,275	19,876	17,287	16,464	16,109
Total advisory and brokerage assets (in billions) [4]	$ 1,110.8	$ 1,206.4	$ 903.1	$ 764.4	$ 628.1
Advisory assets (in billions) [4]	$ 583.1	$ 643.2	$ 461.2	$ 365.8	$ 282.0

1 EPS prior to amortization of intangible assets and acquisition costs, a non-GAAP financial measure, is defined as adjusted net income, a non-GAAP financial measure defined as net income plus the after-tax impact of amortization of other intangibles and acquisition costs, divided by the weighted average number of diluted shares outstanding for the applicable period. We present adjusted net income and EPS prior to amortization of intangible assets and acquisition costs because we believe these metrics can provide investors with useful insight into our core operating performance by excluding non-cash items and acquisition costs that we do not believe impact our ongoing operations. Adjusted net income and EPS prior to amortization of intangible assets and acquisition costs are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, earnings per diluted share, or any other performance measure derived in accordance with GAAP.

The following is a reconciliation of net income and earnings per diluted share to adjusted net income and EPS prior to amortization of intangible assets and acquisition costs for the periods presented. Totals may not foot due to rounding.

In millions, except per share data	2022		2021		2020		2019		2018	
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Net income / earnings per diluted share	$846	$10.40	$460	$5.63	$473	$5.86	$560	$6.62	$439	$4.85
Amortization of other intangibles	88	1.08	79	0.97	67	0.83	65	0.76	60	0.66
Acquisition costs	36	0.44	76	0.93	-	0.00	-	0.00	-	0.00
Tax benefit	(33)	(0.40)	(41)	(0.51)	(19)	(0.23)	(18)	(0.21)	(17)	(0.19)
Adjusted net income*	$937	$11.52	$574	$7.02	$521	$6.46	$607	$7.17	$482	$5.33
Diluted share count	81		82		81		85		91	

*Adjusted net income / EPS prior to amortization of intangible assets and acquisition costs

2 Gross profit, a non-GAAP financial measure, is calculated as total revenue less advisory and commission expense and brokerage, clearing and exchange expense. All other expense categories, including depreciation and amortization of property and equipment and amortization of other intangibles, are considered general and administrative in nature. Because our gross profit amounts do not include any depreciation and amortization expense, we consider our gross profit to be a non-GAAP financial measure that may not be comparable to similar measures used by others in our industry. Following is a calculation of annual gross profit for the periods presented:

In millions	2022	2021	2020	2019	2018
Total Revenue	$8,601	$7,721	$5,872	$5,625	$5,188
Advisory and commission expense	5,325	5,180	3,697	3,388	3,178
Brokerage, clearing, and exchange expense	86	86	71	64	63
Gross profit	$3,190	$2,455	$2,103	$2,172	$1,948

3 Amounts shown are for the year ended.

4 Amounts shown are as of the indicated year ended.

5 Corporate debt and other borrowings, net consists of our senior secured term loan, senior unsecured subordinated notes, and borrowings outstanding under our revolving credit facility and unsecured, uncommitted lines of credit, net of debt issuance costs.

6 EBITDA , a non-GAAP financial measure, is defined as net income plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles. We present EBITDA because we believe that it can be a useful financial metric in understanding our earnings from operations. EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP. The following is a reconciliation of net income to EBITDA for the periods presented. Totals may not foot due to rounding.

In millions	2022	2021	2020	2019	2018
Net Income	$846	$460	$473	$560	$439
Interest expense on borrowings	126	104	106	130	125
Provision for income taxes	266	142	153	182	153
Depreciation and amortization	200	151	110	96	88
Amortization of other intangibles	88	79	67	65	60
EBITDA	$1,525	$936	$909	$1,033	$866

LPL Financial

Forward-Looking Statements

This introduction to the Company's 2022 Annual Report contains statements regarding our anticipated enterprise pipeline, our plans to expand our Liquidity & Succession solution and planned areas of focus with respect to our strategic plays. These and any other statements that are not related to present facts or current conditions, or that are not purely historical, constitute forward-looking statements. They reflect the Company's expectations and objectives as of March 30, 2023 and are not guarantees that expectations or objectives expressed or implied will be achieved. The achievement of such expectations and objectives involves risks and uncertainties that may cause actual results, levels of activity or the timing of events to differ materially from those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include disruptions in the businesses of the Company that could make it more difficult to maintain relationships with advisors and their clients; the effects of competition in the financial services industry and the success of the Company in attracting and retaining financial advisors and enterprises; the execution of the Company's plans and its success in realizing the synergies, expense savings, service improvements and efficiencies expected to result from its initiatives, acquisitions and programs; and the other factors set forth in the Company's most recent Annual Report on Form 10-K, as may be amended or updated in the Company's Quarterly Reports on Form 10-Q or other filings with the Securities and Exchange Commission.

FORM
10-K

LPL Financial Holdings Inc.

LPL Financial

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number 001-34963

LPL Financial Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-3717839**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

4707 Executive Drive, San Diego, California	**92121**
(Address of Principal Executive Offices)	*(Zip Code)*

(800)   877-7210
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of Each Class</u>	<u>Trading Symbol(s)</u>	<u>Name of Each Exchange on Which Registered</u>
Common Stock — $0.001 par value per share	LPLA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

As of June 30, 2022, the aggregate market value of the voting stock held by non-affiliates of the registrant was $14.7 billion. For purposes of this information, the outstanding shares of Common Stock owned by directors and executive officers of the registrant were deemed to be shares of the voting stock held by affiliates.

The number of shares of Common Stock, par value $0.001 per share, outstanding as of February 15, 2023 was 78,673,766.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders, which the Company intends to file within 120 days of the fiscal year ended December 31, 2022, are incorporated by reference into Part III.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended ("Exchange Act"), with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public on the SEC's website at sec.gov.

We post the following filings to our website at lpl.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Copies of all such filings are available free of charge by request via email (investor.relations@lplfinancial.com), telephone ((617) 897-4574) or mail (LPL Financial Investor Relations at 1055 LPL Way, Fort Mill, SC 29715). The information contained or incorporated on our website is not a part of this Annual Report on Form 10-K.

We may use our website as a means of disclosing material information and for complying with our disclosure obligations under Regulation Fair Disclosure promulgated by the SEC. These disclosures are included on our website in the "Investor Relations" or "Press Releases" sections. Accordingly, investors should monitor these portions of our website, in addition to following the Company's press releases, SEC filings, public conference calls and webcasts.

When we use the terms "LPLFH", "LPL", "we", "us", "our" and "the Company", we mean LPL Financial Holdings Inc., a Delaware corporation, and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in Part II, "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*" and other sections of this Annual Report on Form 10-K regarding:

- the Company's future financial and operating results, outlook, growth, plans, business strategies, liquidity, future share repurchases and dividends, including statements regarding future resolution of regulatory matters, legal proceedings and related costs;
- the Company's future revenue and expense;
- future affiliation models and capabilities;
- the expected onboarding of advisors, enterprises and assets in connection with our acquisition and recruitment activity;
- market and macroeconomic trends, including the effects of inflation and the interest rate environment;
- projected savings and anticipated improvements to the Company's operating model, services and technologies as a result of its investments, initiatives, programs and acquisitions; and
- any other statements that are not related to present facts or current conditions or that are not purely historical, constitute forward-looking statements.

These forward-looking statements reflect the Company's expectations and objectives as of February 23, 2023. The words "anticipates," "believes," "expects," "may," "plans," "predicts," "will" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees that expectations or objectives expressed or implied by the Company will be achieved. The achievement of such expectations and objectives involves risks and uncertainties that may cause actual results, levels of activity or the timing of events to differ materially from those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include:

- changes in general economic and financial market conditions, including retail investor sentiment;
- changes in interest rates and fees payable by banks participating in the Company's client cash programs, including the Company's success in negotiating agreements with current or additional counterparties;
- the Company's strategy and success in managing client cash program fees;
- fluctuations in the levels of advisory and brokerage assets, including net new assets, and the related impact on revenue;
- effects of competition in the financial services industry;
- the success of the Company in attracting and retaining financial advisors and enterprises, and their ability to market financial products and services effectively;
- whether retail investors served by newly-recruited advisors choose to move their respective assets to new accounts at the Company;
- changes in growth and profitability of the Company's fee-based offerings;

- the effect of current, pending and future legislation, regulation and regulatory actions, including disciplinary actions imposed by federal and state regulators and self-regulatory organizations;
- the cost of settling and remediating issues related to regulatory matters or legal proceedings, including actual costs of reimbursing customers for losses in excess of our reserves;
- changes made to the Company's services and pricing, including in response to competitive developments and current, pending and future legislation, regulation and regulatory actions, and the effect that such changes may have on the Company's gross profit streams and costs;
- execution of the Company's capital management plans, including its compliance with the terms of the Company's amended and restated credit agreement (the "Credit Agreement"), the committed revolving credit facility at our broker-dealer subsidiary, LPL Financial LLC (the "Broker-Dealer Revolving Credit Facility"), and the indentures governing the Company's senior unsecured notes (the "Indentures");
- the price, the availability and trading volumes of shares of the Company's common stock, which will affect the timing and size of future share repurchases by the Company, if any;
- execution of the Company's plans and its success in realizing the synergies, expense savings, service improvements or efficiencies expected to result from its investments, initiatives and acquisitions, expense plans and technology initiatives;
- the performance of third-party service providers to which business processes have been transitioned;
- the Company's ability to control operating risks, information technology systems risks, cybersecurity risks and sourcing risks;
- the effects of the coronavirus disease 2019 ("COVID-19") pandemic, including efforts to contain it; and
- the other factors set forth in Part I, *"Item 1A. Risk Factors."*

Except as required by law, the Company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this Annual Report on Form 10-K, and you should not rely on statements contained herein as representing the Company's view as of any date subsequent to the date of this Annual Report on Form 10-K.

Item 1. Business

Overview

LPL serves the advisor-mediated marketplace as the nation's largest independent broker-dealer, a leading investment advisory firm, and a top custodian. We serve more than 21,000 financial advisors, including advisors at approximately 1,100 enterprises and at approximately 500 registered investment advisor ("RIA") firms nationwide, providing the front-, middle- and back-office support our advisors need. We offer integrated technology solutions, brokerage and advisory platforms, clearing services, compliance services, consultative practice management programs and training, business services and planning and advice services, and in-house research to help our advisors run successful businesses.

We are steadfast in our commitment to the advisor-mediated advice model and the belief that investors deserve access to personalized guidance from a financial advisor. We believe advisors should have the freedom to choose the business model, services and technology they need and to manage their client relationships. We believe investors achieve better outcomes when working with a financial advisor, and we strive to make it easy for advisors to do what is best for their clients.

We believe that we are the only company that offers the unique combination of an integrated technology platform, comprehensive self-clearing services and access to a wide range of curated non-proprietary products all delivered in an environment unencumbered by conflicts from product manufacturing, underwriting and market-making.

LPL Financial Holdings Inc., which is the parent company of our business, was incorporated in Delaware in 2005. The Company's most significant wholly owned subsidiaries are described below:

- LPL Holdings, Inc. is a direct subsidiary of LPL Financial Holdings Inc. and is an intermediate holding company of our business.
- LPL Financial LLC ("LPL Financial") is a clearing broker-dealer and an investment adviser that clears and settles customer transactions.
- Fortigent Holdings Company, Inc. and its subsidiaries ("Fortigent") provide solutions and consulting services to RIAs, banks and trust companies serving high-net-worth clients.
- LPL Insurance Associates, Inc. ("LPLIA") operates as a brokerage general agency that offers life and disability insurance products and services.
- AW Subsidiary, Inc. is a holding company for AdvisoryWorld and Blaze Portfolio Systems LLC ("Blaze"). AdvisoryWorld offers technology products, including proposal generation, investment analytics and portfolio modeling, to both the Company's advisors and external clients in the wealth management industry. Blaze provides an advisor-facing trading and portfolio rebalancing platform.
- The Private Trust Company, N.A. ("PTC") provides trust administration, investment management oversight and, along with its affiliate Fiduciary Trust Company of New Hampshire, Individual Retirement Account ("IRA") custodial services.
- LPL Employee Services, LLC and its subsidiary, Allen & Company of Florida, LLC ("Allen & Company"), along with their affiliate, Financial Resources Group Investment Services, LLC ("FRGIS") provide primary support for the Company's employee advisor affiliation model.

Our Strategy

At LPL, our mission is to take care of our advisors so they can take care of their clients. Our vision is to become the leader across the advisor-mediated marketplace by empowering advisors to deliver great advice to their clients and be great operators of their businesses. In order to achieve this vision, our strategy is to meet advisors and enterprises where they are in the evolution of their businesses, provide capabilities to help advisors differentiate and win investors, create an industry-leading service experience that delights advisors and enterprises and their clients, and help advisors and enterprises run the most successful businesses in the industry.

Our Business

Advisor Relationships

Our business is dedicated exclusively to our advisors; we are not a market-maker nor do we offer investment banking or underwriting services. We offer no proprietary products of our own, and, as a result, we enable the independent financial advisors and enterprises that we support to offer their clients lower-conflict advice.

We work alongside advisors to navigate complex market and regulatory environments and strive to empower them to create the best outcomes for investors. In addition, we make meaningful investments in technology and services to support the growth, productivity and efficiency of advisors across a broad spectrum of business models as their practices evolve. Our advisors are a community of diverse, entrepreneurial financial services professionals who support approximately 7.9 million client accounts. They build long-term relationships with their clients in communities across the United States by guiding them through the complexities of investment decisions, retirement solutions, financial planning, and wealth management. Our services are designed to support the evolution of our advisors' businesses over time and to adapt as our advisors' needs change.

We believe we offer a compelling economic value proposition to independent advisors, which is a key factor in our ability to attract and retain advisors and their practices. The independent channels pay advisors a greater share of advisory fees and brokerage commissions than the captive channels — generally 80-100% compared to 30-50% for captive channels. Our independent financial advisors are business owners who, unlike their captive counterparts, also have the opportunity to build equity in their own businesses. Furthermore, we believe that our technology and service platforms enable our advisors to operate their practices with a greater focus on serving investors at a lower cost than other independent advisors.

Our more than 21,000 advisors average over 20 years in the industry, which generally allows us to focus on supporting and enhancing our advisors' businesses without needing to provide basic training or subsidizing advisors who are new to the industry. Our flexible business platform allows our advisors to choose the most appropriate business model to support their clients whether they conduct brokerage business, offer brokerage and/or fee-based services on our corporate RIA platform, or provide fee-based services through their own RIA practices.

The majority of our advisors are independent practitioners who are primarily located in rural and suburban areas and, as such, are viewed as local providers of independent advice. Many of our advisors operate under their own business name, and we may assist these advisors with their branding, marketing and promotion and regulatory review. We also support advisors through our independent employee advisor affiliation model, where they benefit from a full-service employee relationship while generally retaining ownership of their clients.

Advisors licensed with LPL Financial as investment advisory representatives are able to conduct fee-based business on our corporate RIA platform, and advisors licensed with LPL Financial as registered representatives are able to conduct commission-based business on our brokerage platform. In order to be licensed with LPL Financial, advisors must be approved through our assessment process, which includes a review of each advisor's education, experience and compliance history, among other factors. Approved advisors become registered with LPL Financial and enter into a representative agreement that establishes the duties and responsibilities of each party. Pursuant to the representative agreement, each advisor makes a series of representations, including that the advisor will disclose to all clients and prospective clients that the advisor is acting as LPL Financial's investment advisory representative or registered representative, that all orders for securities will be placed through LPL Financial, that the advisor will sell only products that LPL Financial has approved and that the advisor will comply with LPL Financial policies and procedures as well as securities rules and regulations. These advisors also agree not to engage in any outside business activity without prior approval from us and not to act in competition with us.

LPL Financial also supports over 500 independent RIA firms that conduct their business through separate registered investment advisor firms ("Independent RIAs") with approximately 5,800 advisors who conduct their advisory business through these separate entities, rather than through our corporate RIA. Independent RIAs operate pursuant to the Investment Advisers Act of 1940, as amended (the "Advisers Act"), or their respective states' investment advisory licensing rules. These Independent RIAs engage us for technology, clearing and custody services, as well as access to our investment platforms. Advisors associated with Independent RIAs retain 100% of their advisory fees, and in return, we charge separate fees for custody, trading, administrative and support services. In addition, some financial advisors associated with Independent RIAs carry their brokerage license with LPL Financial and access our fully-integrated brokerage platform under standard terms.

We believe we are the market leader in providing support to over 3,500 financial advisors at approximately 1,100 enterprises nationwide. The core capabilities of these enterprises may not include investment and financial planning services, or they may find the technology, infrastructure and regulatory requirements of supporting such services to be cost-prohibitive. For these enterprises, we provide their financial advisors with the infrastructure and services they need to be successful, allowing the enterprises to focus more attention and capital on their core businesses.

We also provide support to approximately 3,600 additional financial advisors who are affiliated and licensed with insurance companies. These arrangements allow us to provide outsourced customized clearing, advisory platforms and technology solutions that enable the financial advisors at these insurance companies to offer a breadth of services to their client base in an efficient manner.

Our Value Proposition

We are dedicated to making it easy for advisors to do what is best for their clients. Our scale and self-clearing platform enable us to provide advisors with the capabilities they need, and the service they expect, at a compelling price. We are dedicated to continuously improving the processes, systems and resources we leverage to meet these needs.

We support our advisors by providing front-, middle- and back-office solutions through our distinct value proposition: integrated technology solutions, comprehensive clearing services, compliance services, consultative practice management programs and training, business services and planning and advice services, and in-house research. The comprehensive and increasingly automated nature of our offering enables our advisors to focus on their clients while successfully and efficiently managing the complexities of running their own practice.

Integrated Technology Solutions

We provide our technology and service to advisors through an integrated technology platform that is cloud-based and web-accessible. Our technology offerings are designed to permit our advisors to effectively manage all critical aspects of their businesses in an efficient manner while remaining responsive to their clients' needs. We continue to automate time-consuming processes, such as account opening and management, document imaging, transaction execution, and account rebalancing, in an effort to improve our advisors' efficiency and accuracy.

Comprehensive Clearing Services

We provide custody and clearing services for the majority of our advisors' transactions and seek to offer a simplified and streamlined advisor experience with expedited processing capabilities. Our self-clearing platform enables us to control client data, more efficiently process and report trades, facilitate platform development, reduce costs and ultimately enhance the service experience for our advisors and their clients.

Compliance Services

We continue to make substantial investments in our compliance function to provide our advisors with a strong framework through which to understand and operate within regulatory guidelines, as well as guidelines that we establish. Protecting the best interests of investors and our advisors is imperative to us. As the financial industry and regulatory environment evolve and become more complex, we have made a long-term commitment to enhancing our risk management and compliance structure, as well as our technology-based compliance and risk management tools, in order to further enhance the overall effectiveness and scalability of our control environment.

Our team of risk and compliance employees assists our advisors through:
- training and advising advisors on new products, new regulatory guidelines, compliance and risk management tools, security policies and procedures and best practices;
- advising on sales practice activities and facilitating the supervision of activities by branch managers;
- conducting technology-enabled surveillance of trading activities and sales practices;
- monitoring of registered investment advisory activities for advisors on our corporate RIA platform; and
- inspecting branch offices and advising on how to strengthen compliance procedures.

Consultative Practice Management Programs and Training

Our practice management programs are designed to help leaders and financial advisors in independent practices and enterprises enhance and grow their businesses. Our experience gives us the ability to benchmark the best practices of successful advisors and develop customized recommendations to meet the specific needs of an advisor's business and market, and our scale allows us to dedicate a team of experienced professionals to this effort. Our practice management and training services include:

- personalized business consulting that helps eligible advisors and program leadership enhance the value and operational efficiency of their businesses;
- advisory and brokerage consulting and financial planning to support advisors in growing their businesses through our broad range of products and fee-based offerings and wealth management services;
- marketing strategies, including campaign templates, to enable advisors to build awareness of their services and capitalize on opportunities in their local markets;
- our Liquidity & Succession solution to expand the options of advisors seeking to monetize their businesses or free themselves from entrepreneurial burdens through the sale of their practices;
- an advisor loan program for advisors looking to buy another practice;
- transition services to help advisors establish independent practices and migrate client accounts to us; and
- in-person and virtual training and educational programs on topics including technology, use of advisory platforms and business development.

Business Services and Planning and Advice Services

We provide business services to advisors in areas critical to the operation of their practices, such as marketing, accounting and transaction support. Our business services portfolio includes professional services and business optimizer offerings. Professional services offerings, including CFO Solutions, Marketing Solutions, Admin Solutions, Bookkeeping and Partial Book Sales, are digital and employee-powered solutions that provide practice management expertise to support growth and operational efficiency. Business optimizer offerings, including M&A Solutions, Digital Office, Resilience Plans and Assurance Plans, are digital solutions that provide risk mitigation and business continuity services to support practice operations and succession planning.

Planning and advice services were launched in January of 2022 and are digital and employee-powered solutions that help advisors expand the breadth and depth of their advice. The focus of planning and advice services is helping advisors increase marketplace differentiation while limiting additional complexity and risk. We are expanding our portfolio of services to address new advisor needs while also enhancing our existing solutions to deliver an industry-leading customer experience.

In-House Research

We provide our advisors with integrated access to comprehensive research on a broad range of investments. We share market analysis and commentary on macro-economic events, manager research, capital markets assumptions, strategic and tactical asset allocation advice and individual equity guidance. Our research team provides advice that is designed to empower our advisors to better serve their clients, including the creation of discretionary portfolios for which we serve as a portfolio manager, available through our turnkey advisory asset management platforms. We are able to provide objective and unbiased investment research to our advisors and their clients without the conflict of proprietary products or investment banking services.

Our Product and Solution Access

We do not manufacture any financial products. Instead, we provide our advisors with curated access to a broad range of commission, fee-based, cash and money market products and services. The sales and administration of these products are facilitated through our technology solutions, which allow our advisors to access client accounts, product information, asset allocation models, investment recommendations, and economic insight, as well as to perform trade execution.

Fee-Based Platforms and Support

We have various fee-based platforms that provide centrally managed or customized solutions from which advisors can choose to meet the investment needs of their clients, including wrap-fee programs, mutual fund asset allocation programs, an advisor-enhanced digital advice program, advisory programs offered by third-party investment advisor firms, financial planning services and retirement plan consulting services. The fee structure of our platforms enables our advisors to provide their clients with higher levels of service while establishing a recurring revenue stream for the advisor and for us. Our fee-based platforms provide access to mutual funds, exchange-traded funds, stocks, bonds, certain options strategies, unit investment trusts, institutional money managers and no-load multi-manager variable annuities. As of December 31, 2022, the total advisory assets under custody in these platforms, through both our corporate RIA and Independent RIA advisory platforms, were $583.1 billion.

Commission-Based Products

Commission-based products include those for which we and our advisors receive an upfront commission and, for certain products, a trailing commission. Our brokerage offerings include variable and fixed annuities, mutual funds, equities, fixed income, alternative investments, retirement and 529 education savings plans and insurance. We regularly review the structure and fees of our commission-based products in the context of retail investor preferences and the changing regulatory environment, as well as the competitive landscape. As of December 31, 2022, the total brokerage assets in commission-based products were $527.7 billion.

Client Cash Programs

Our client cash programs include two Federal Deposit Insurance Corporation ("FDIC") insured bank sweep vehicles, a client cash account and a money market account, which enable our advisors to manage their clients' cash balances. As of December 31, 2022, the total assets in our client cash programs, which are held within advisory and brokerage accounts, were $64.1 billion.

Other Services

We provide a number of additional tools and services that enable advisors to maintain and grow their practices. Through our subsidiary PTC, we provide custodial services to trusts for estates and families. Under our model, an advisor may provide a trust with investment management services, while administrative services for the trust are provided by PTC. We also offer retirement solutions for commission- and fee-based services that allow advisors to provide brokerage services, consultation and advice to retirement plan sponsors using LPL Financial. We offer proposal generation, investment analytics and portfolio modeling capabilities to both our advisors and external clients in the wealth management industry and provide an advisor-facing trading and portfolio rebalancing platform.

Our Financial Model

Our overall financial performance is a function of the following:

- Our revenue stems from diverse sources, including advisor-generated advisory fees and commission revenue, as well as other asset-based fees from product sponsors, recordkeeping, networking services, client cash balances, service and fee revenue, transaction revenue and revenue for other ancillary services that we provide. Revenue is not concentrated by advisor, product or geography. For the year ended December 31, 2022, no single relationship with our independent advisor practices or enterprises accounted for more than 3% of our advisory and commission revenue, and no single advisor accounted for more than 1% of our advisory and commission revenue.

- The largest variable component of our expense, advisor payout percentages, is directly linked to revenue generated by our advisors.

- A portion of our revenue is not asset-based or correlated with the equity financial markets. Service and fee revenue is generated from advisor and retail investor services, including insurance, licensing, business services and planning and advice services, IRA custodian and other client account fees. Service and fee revenue from business services is based on recurring subscription fees. We charge separate fees to RIAs for technology, clearing, administrative, oversight and custody services, which may vary. In addition, we host certain advisor conferences that serve as training, education, sales and marketing events for which we charge sponsors a fee.

- Our operating model is scalable and is capable of delivering expanding profit margins over time.

- We have managed our capital allocation framework and expenditures such that we have been able to both invest in our business and return capital to stockholders.

Our Competitive Strengths

Market Leadership Position and Scale

We are the established leader in the independent advisor market, which is our core business focus. We use our scale and position as an industry leader to champion the independent business model and the rights of our advisors and their clients. Our scale enables us to benefit from the following dynamics:

- *Continual Reinvestment* — We actively reinvest in our comprehensive technology platform and practice management support, which further improves the productivity of our advisors.
- *Economies of Scale* — As one of the largest distributors of financial products in the U.S., we have been able to obtain attractive economics from product sponsors.
- *Payout Rates to Advisors* — As one of the largest U.S. broker-dealers by number of advisors, we believe that we offer our advisors the highest average payout rates in our industry.

The combination of our ability to reinvest in our business and maintain highly competitive payout rates has enabled us to attract and retain advisors. This, in turn, has driven our growth and led to a continuous cycle of reinvestment that reinforces our established scale advantage.

Comprehensive Solutions

We differentiate through the combination of our capabilities across research, technology, risk management and practice management. We make meaningful investments to support the growth, productivity and efficiency of advisors across a broad spectrum of models as their practices evolve. Our focus is working alongside advisors to navigate complex environments in order to create the best outcomes for their clients.

We believe we offer a compelling value proposition to independent financial advisors and enterprises. This value proposition is built upon the delivery of our services through our scale, independence, and integrated technology, the sum of which we believe is not replicated in the industry. As a result, we believe that we do not have any direct competitors that offer our business model at the scale at which we offer it. For example, because we do not have any proprietary manufactured financial products, we do not view firms that manufacture asset management products and other financial products as direct competitors.

We provide comprehensive solutions to enterprises, such as regional banks, credit unions and insurance companies, that seek to provide a broad array of services for their clients. We believe many enterprises find the technology, infrastructure and regulatory requirements associated with delivering financial advice to be cost-prohibitive. The solutions we provide enable financial advisors at these enterprises to deliver their services on a cost-effective basis.

Flexibility of Our Business Model

Our business model allows our advisors the freedom to choose how they conduct their business, subject to certain regulatory parameters, which has helped us attract and retain advisors from multiple channels, including wirehouses, regional broker-dealers, RIAs and other independent broker-dealers. Our platform can accommodate a variety of independent advisor business models, including independent financial advisors, RIAs and employee advisors. The flexibility of our business model enables our advisors to select their preferred affiliation model and product mix as their business evolves and preferences change within the market or their client base all within an environment that allows for evolution with minimal interruption to their business and their clients.

In addition, our business model provides advisors with a multitude of customizable service and technology offerings that allow them to increase their efficiency, focus on their clients and grow their practice. For example, LPL Services Group provides business support to advisors in areas critical to the operation of their practices, such as marketing, accounting and transaction support.

Our Sources of Growth

Increasing Productivity of Existing Advisor Base

We believe the productivity of our advisors has the potential to increase over time as we continue to develop solutions designed to enable them to add new clients, manage more of their clients' investable assets and expand their existing practices with additional advisors. We expect to facilitate these productivity improvements by helping our advisors better manage their practices in an increasingly complex external environment, which we believe has the potential to result in the assets per advisor growing over time. Business services and planning and advice services are a source of organic growth as a larger share of advisors adopts these service solutions.

Attracting New Assets to Our Platform

We intend to grow the assets served by our platform across traditional markets and through new affiliation models. Ongoing investment in and enhancements to our platform and support teams have led to an expanded pipeline. We have also experienced momentum from a continued expansion of our advisor affiliation models, which has attracted prospects from new sources. Finally, we have opened up a new market with our newest enterprise affiliation model. This resulted in relationships with M&T Bank Corporation and BMO Harris Financial Advisors that we began during 2021 and the onboarding of CUNA Brokerage Services, Inc. and People's United Bank in 2022. Related investments in our enterprise platform have generated interest from new enterprise clients.

Competition

We compete with a variety of financial firms to attract and retain experienced and productive advisors. These financial firms operate in various channels and markets:

- Within the independent broker-dealer channel, the industry is highly fragmented and consists primarily of regional firms that rely on third-party custodians and technology providers to support their operations.
- Wirehouses tend to consist of large nationwide firms with multiple lines of business that have a focus on the highly competitive high-net-worth investor market.
- Competition for advisors also includes regional firms that primarily focus on specific client niches or geographic areas.
- Independent RIA firms, which are registered with the SEC or through their respective states' investment advisory regulator and not through a broker-dealer, may choose from a number of third-party firms to provide custodial services.

Our advisors compete for clients with financial advisors of brokerage firms, banks, insurance companies, asset management, and investment advisory firms. In addition, they also compete with a number of firms offering direct-to-investor online financial services and discount brokerage services.

Human Capital

Our success depends on our ability to attract, hire, retain and develop highly-skilled professionals in a variety of specialties, including finance, technology, compliance, business development, cybersecurity and management.

Workforce

As of December 31, 2022, we had approximately 6,900 full-time employees, all of whom are located in the U.S. Of our employees, approximately 49% self-identify as women and 40% self-identify as Black, Indigenous, or People of Color.

Talent Management and Culture

Due to the complexity of our business, we compete with other companies for top talent, both inside and outside of our industry, and in multiple geographical areas within the United States. Our Human Capital efforts focus on further developing our culture of service in concert with our mission statement: *We take care of our advisors so they can take care of their clients*. To that end, we seek employees who are committed to excellence, integrity, and living our values. Our employees are one team on one mission: to seek, embrace and apply feedback, stop and consider the big picture, and deliver results for our advisors and their clients.

Compensation and Benefits

To maintain a high-caliber, values-driven workforce that is committed to our culture, we strive to offer total rewards, including compensation, benefits and recognition programs that position our company as an employer of choice. Our compensation is designed to be performance based and competitive in the markets in which we compete. We closely monitor industry trends and practices to ensure we are able to attract and retain the personnel who are critical to our success. We also monitor internal pay equity to help ensure that our compensation practices are fair and equitable across our organization. Our company's senior leaders have an opportunity to receive a portion of their compensation in Company equity, and, subject to a cap, we match the contributions of all of our employees to our retirement savings plan to help support their long-term financial goals. We also offer an employee stock purchase plan that enables eligible employees to acquire an ownership interest in our company at a discount to prevailing market prices.

We offer an array of benefits intended to meet the diverse needs of our employees and their eligible dependents. From healthcare to holidays, our aim is to help our employees enjoy happy and healthy lifestyles while maintaining work-life balance. We offer comprehensive benefits to all full-time employees and part-time employees working at least 30 hours per week, which equates to over 99% of our workforce. Our health and welfare benefits include, among other things: medical coverage; dental and vision coverage; healthcare and dependent-care flexible spending accounts; Health Savings Accounts; accident and critical illness coverage; life and accidental death and dismemberment insurance; short-term and long-term disability insurance; and the LPL Live Well employee wellbeing program, which includes a mental health support program with quick access to therapy and counseling.

Recruiting

As a Fortune 500 company focused on innovation and growth, talent drives the success of our company. Therefore, we are focused on attracting, developing and retaining our employees. To reach a diverse pool of potential talent, we are continually in the market and take a multi-faceted approach to recruiting in pursuit of diverse, entrepreneurial and dedicated team members. By expanding our reach and sourcing efforts and implementing diverse recruitment methods, we seek to create a workforce representative of the communities and partners we serve.

We continue to invest in talent recruitment channels to introduce younger generations to the opportunities within wealth management and financial services. As part of our university recruitment strategy, we have expanded partnerships with colleges and universities in the local communities we serve and beyond. We continuously seek ways to collaborate with students, faculty and diverse campus organizations to increase exposure and opportunities for students. LEAP, our Leadership Excellence and Achievement Program, encompasses the Company's early talent initiatives and offers internship, part time and full time opportunities to develop the next generation of leaders.

Training and Development

We believe in our employees' potential and provide training and development opportunities intended to maximize their performance and professional growth. To ensure that new employees integrate into our culture and their daily work, we provide a robust new-hire experience, as well as extensive ongoing training for existing employees to acquaint them with our business. We require all of our employees to complete courses in key regulatory areas, such as insider trading and anti-money laundering compliance, and we offer professional development opportunities through training sessions and cross-departmental workshops, resulting in over 140,000 completed courses and workshops and approximately 134,000 development hours for our employees. In addition, we have mentorship programs that pair newer employees with more experienced professionals, giving mentees access to experience, expertise, and guidance. Finally, to help employees determine the next steps in their careers, we have a Career Growth Portal that provides employees with tools, resources, training courses and assessments as they chart their career paths.

Employee Safety

We aim to provide a safe, inclusive environment for our employees where they feel engaged in our business, supported in who they are and empowered to succeed. We are committed to providing a workplace that is free from violence, harassment and other unsafe or disruptive conditions and require our personnel to attend regular training sessions and workshops on those topics.

To promote health and safety in our workplace, we implemented a work-from-home-or-office practice that enables employees in many positions to choose whether to work remotely and/or on-site. For our employees working in our offices (including our on-site essential workers), we continue to maximize outdoor air intake and air filtration. In addition, we have installed integrated ionic air purification systems into the HVAC systems of our large office locations. We believe we continue to support all health and safety requirements in effect, and we continue to provide leaves of absence and workplace accommodations to support employees with mental health concerns, daycare challenges or distance learning for their children and dependents. In addition, the LPL Financial Foundation continues to support the LPL Care Fund, an employee-to-employee relief fund created to help employees facing unexpected and unavoidable financial hardships as a result of a natural disaster or epidemic by providing tax-free grants.

Diversity, Equity and Inclusion

Our diversity, equity and inclusion ("DEI") efforts are overseen by our chief executive officer, chief human capital officer and chief diversity officer. In 2022, the management committee received quarterly updates on these metrics, and they approved a requested financial investment in our DEI program. In addition, our Board of Directors (the "Board") also received updates during regularly scheduled quarterly meetings.

We believe that well-being is more than just physical safety and that our employees should feel welcome and supported as who they are. We seek to foster diversity and a culture of inclusivity. Our employee-led resource groups focus on the needs, concerns and experiences of various diverse groups to help leaders drive business outcomes. In addition, our professional development and recruitment efforts have focused on improving the diversity of our employee population, including through targeted outreach to and collaborations with organizations that serve diverse populations.

Continuous improvement is a pillar of our culture, and we regularly solicit employee feedback on the effectiveness and quality of our support programs and their level of engagement with our business. We use this feedback to improve our programs and processes and inform decisions about our business. In addition, we closely monitor employee turnover, both in the aggregate and in key subcategories such as diversity and levels in the Company, to evaluate our effectiveness in retaining critical personnel.

We are committed to an inclusive work environment to encourage and cultivate diversity of thought and ideas within the organization. We sponsor Employee Resource Groups (with representation including but not limited to groups for individuals who identify as African-American, Asian-American and Pacific Islander, Hispanic, LGBTQ, Veterans, Women and People with Disabilities) to leverage the individual talents, perspectives and experiences of our employees to position us for continued growth and success.

The DEI talent attraction efforts are centered on strengthening relationships with community partners, particularly historically Black colleges and universities, where we have hosted several career fairs. These efforts helped create a 2022 class of interns where over 70% identified as a woman and/or as Black, Indigenous, or a Person of Color. We continue to improve our non-traditional recruitment channels as well, investing in new methodologies in 2022 to identify underrepresented pools of candidates and working with executive search firms that present diverse candidates. We also focus our efforts on providing advancement opportunities for employees underrepresented in the financial industry. Our flagship Emerging Leaders Program virtually hosted a diverse group of top talent leaders with keynotes, small groups, real-world practice and collaborative community discussions to further enhance their leadership capabilities. In addition, we have partnered for the twelfth year with Linkage's Women in Leadership Institute to send women leaders to the annual conference for learning and networking opportunities. We continued our partnership and participation in the McKinsey Black Leadership Academy and expanded participation in the McKinsey Asian Leadership Academy and the McKinsey Hispanic/Latin Leadership Academy in 2022.

Regulation

The financial services industry is subject to extensive regulation by U.S. federal, state, and international government agencies as well as various self-regulatory organizations. We seek to participate in the development of significant rules and regulations that govern our industry. We have been investing in our compliance functions to monitor our adherence to the numerous legal and regulatory requirements applicable to our business. Compliance with all applicable laws and regulations, only some of which are described below, involves a significant investment in time and resources. Any new laws or regulations applicable to our business, any changes to existing laws or regulations, or any changes to the interpretations or enforcement of those laws or regulations may affect our operations and/or financial condition.

Broker-Dealer Regulation

LPL Financial and FRGIS are registered broker-dealers. LPL Financial is a clearing broker-dealer registered with the SEC, a member of the Financial Industry Regulatory Authority ("FINRA") and a participant in various clearing organizations including the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. LPL Financial is registered as a broker-dealer in each of the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. FRGIS is registered with the SEC, a member of FINRA, and registered as a broker-dealer in New Jersey, South Carolina, and New York. The rules of the Municipal Securities Rulemaking Board, which are enforced by the SEC and FINRA, apply to the municipal securities activities of LPL Financial. LPL Financial is registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). LPL Financial is regulated by the SEC, FINRA, CFTC and NFA. FRGIS is regulated by the SEC and FINRA.

Broker-dealers are subject to rules and regulations covering all aspects of the securities business, including sales and trading practices, public offerings, publication of research reports, use and safekeeping of clients' funds and securities, capital adequacy, recordkeeping and reporting, the conduct of directors, officers and employees, qualification and licensing of supervisory and sales personnel, marketing practices, supervisory and organizational procedures intended to ensure compliance with securities laws and to prevent improper trading on material nonpublic information, limitations on extensions of credit in securities transactions, clearance and settlement procedures and rules designed to promote high standards of commercial honor and just and equitable principles of trade. Broker-dealers are also subject to state securities laws and regulated by state securities administrators in those jurisdictions where they do business. Applicable laws, rules, and regulations may be subject to varying interpretations and change from time to time.

Regulators make periodic examinations and inquiries of us and review annual, monthly and other reports on our operations and financial condition. Regulatory actions brought against us alleging violations of applicable laws, rules and regulations could result in censures, penalties and fines, settlements, disgorgement of profits, restitution to customers, remediation or the issuance of cease-and-desist orders. Such actions could also result in the restriction, suspension or expulsion from the securities industry of us or our financial advisors, officers or employees. We also may incur substantial expenses, damage to our reputation or similar adverse consequences in connection with any such actions by the SEC, FINRA, CFTC, NFA, the U.S. Department of Labor ("DOL") or state securities regulators, regardless of the outcome.

LPL Financial's margin lending is regulated by the Federal Reserve Board's restrictions on lending in connection with client purchases and short sales of securities, and FINRA rules also require LPL Financial to impose maintenance requirements based on the value of securities contained in margin accounts. In many cases, our margin policies are more stringent than these rules.

On June 30, 2020, the SEC's new standard of conduct applicable to retail brokerage accounts ("Reg BI") became applicable. Reg BI requires that broker-dealers act in the best interest of retail customers without placing their own financial or other interests ahead of the customer's and imposes new obligations related to disclosure, duty of care, conflicts of interest and compliance. Certain state securities and insurance regulators have also adopted, proposed or are considering adopting similar laws and regulations. In December 2020, the DOL finalized a new Prohibited Transaction Exemption 2020-02 ("PTE 2020-02") that expanded instances where an investment advice fiduciary can receive additional compensation on transactions as a result of fiduciary recommendations to a plan covered by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), IRA or other account covered by Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). Compliance with these provisions has increased our compliance costs. Moreover, to the extent new rules or regulations affect the operations, financial condition, liquidity and capital requirements of financial institutions with which we do business, those institutions may seek to pass on increased costs, reduce their capacity to transact, or otherwise present inefficiencies in their interactions with us. As industry compliance practices and regulatory approaches to guidance, examinations and enforcement continue to develop, the ultimate impact that these new rules or regulations will have on us, the financial industry and the economy cannot be known at this time. It is unclear how and whether other regulators, including banking regulators, and state securities and insurance regulators, may respond to or attempt to enforce similar issues addressed by Reg BI and PTE 2020-02.

Investment Adviser Regulation

As investment advisers registered with the SEC, our subsidiaries LPL Financial and Fortigent, LLC are subject to the requirements of the Advisers Act, and the regulations promulgated thereunder, including examination by the SEC's staff. Such requirements relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, conflicts of interest, advertising, limitations on agency cross and principal transactions between the advisor and advisory clients, recordkeeping and reporting requirements, disclosure requirements and general anti-fraud provisions.

The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and associated regulations. Investment advisers also are subject to certain state securities laws and regulations. Failure to comply with the Advisers Act or other federal and state securities laws and regulations could result in investigations, censures, penalties and fines, settlements, disgorgement of profits, restitution to customers, remediation, the issuance of cease-and-desist orders or the termination of an investment adviser's registration. We also may incur substantial expenses, damage to our reputation or similar adverse consequences in connection with such actions, regardless of the outcome.

Retirement Plan Services Regulation

Certain subsidiaries, including LPL Financial, LPL Employee Services, LLC, PTC, Fiduciary Trust Company of New Hampshire and LPLIA, are subject to ERISA, and Section 4975 of the Code, and to regulations promulgated under ERISA or the Code, insofar as the subsidiaries provide services with respect to plan clients, or otherwise deal with plan clients, plan participants and retirement, health and educational accounts that are subject to ERISA or Section 4975 of the Code. ERISA imposes certain duties on persons who are "fiduciaries" (as defined in Section 3(21) of ERISA) and prohibits certain transactions involving plans subject to ERISA and fiduciaries or other service providers to such plans. Non-compliance with or breaches of these provisions may expose an ERISA fiduciary or other service provider to liability under ERISA, which may include monetary and criminal penalties as well as equitable remedies for the affected plan. Section 4975 of the Code prohibits certain transactions involving "plans" (as defined in Section 4975(e)(1), which include, for example, IRAs and certain Keogh plans) and service providers, including fiduciaries (as defined in Section 4975(e)(3)), to such plans. Section 4975 imposes excise taxes for violations of these prohibitions.

On June 29, 2020, the DOL officially reinstated its "five-part test" defining fiduciary "investment advice" under ERISA and the Code (the "Five-Part Test"). Under this test, providing non-discretionary investment advice or recommendations with respect to a covered account can cause a person to be a fiduciary under ERISA and/or the Code if the advice is provided for a fee, on a regular basis, and subject to a mutual understanding that the advice will be personalized to the needs of the advice recipient and used as a primary basis for an investment decision. This action formally implemented the Fifth Circuit's decision in 2019 to vacate the DOL's 2016 "fiduciary rule," which had significantly expanded the scope of activities that could otherwise result in fiduciary status under ERISA and Section 4975 of the Code.

In December 2020, the DOL finalized PTE 2020-02, providing broad exemptive relief for receiving variable or transaction-based compensation, and certain other "prohibited transactions," in connection with fiduciary investment advice to investors using covered accounts if certain conditions are met. The preamble to this exemption also included the DOL's new and expanded interpretation of when providing a rollover recommendation (or potentially other recommendations) could result in fiduciary status under the historic Five-Part Test. This new interpretation, as well as other guidance issued by the DOL in connection with this interpretation, is the subject of multiple litigations in federal district courts challenging the DOL's authority to issue it. On February 13, 2023, a federal court issued a decision that invalidated the DOL's interpretation of who qualifies as a fiduciary under ERISA in providing a rollover recommendation. We operate our business in compliance with a number of DOL prohibited transaction exemptions, including PTE 2020-02, where applicable. However, as industry compliance practices and regulatory approaches to guidance, examinations and enforcement continue to develop, and the outcomes of litigation remain pending, the ultimate impact that these new rules or regulations will have on us, the financial industry and the economy cannot be known at this time. In addition, it is unclear how and whether the DOL and other regulators, including the SEC, FINRA, banking regulators, and the state securities and insurance regulators may respond to, or enforce elements of the Five-Part Test and PTE 2020-02 rules or interpretations.

The DOL also signaled its intent to further amend the definition of "fiduciary" under ERISA and the Code and certain of its existing prohibited transaction exemptions, which we expect, if completed, to result in increased legal, compliance, information technology and other costs and could lead to a greater risk of client lawsuits and enforcement activity by the DOL and other regulators. The effect of any future DOL regulations and changes on our retirement plan business cannot be anticipated or planned for but may have further impacts on our products and services and results of operations.

Trust Regulation

Through our subsidiary, PTC, we offer trust, investment management oversight and custodial services for estates and families. PTC is chartered as a non-depository national banking association. As a limited purpose national bank, PTC is regulated and regularly examined by the Office of the Comptroller of the Currency ("OCC"). PTC files reports with the OCC within 30 days after the conclusion of each calendar quarter. Because the powers of PTC are limited to providing fiduciary services and investment advice, it does not have the power or authority to accept deposits or make loans. For this reason, trust assets under PTC's management are not insured by the FDIC.

Because of its limited purpose, PTC is not a "bank" as defined under the Bank Holding Company Act of 1956. Consequently, neither its immediate parent, PTC Holdings, Inc., nor its ultimate parent, LPLFH, is regulated by the Board of Governors of the Federal Reserve System as a bank holding company. However, PTC is subject to regulation by the OCC and to various laws and regulations enforced by the OCC, such as capital adequacy, change of control restrictions and regulations governing fiduciary duties, conflicts of interest, self-dealing and anti-money laundering. For example, the Change in Bank Control Act of 1978, as implemented by OCC supervisory policy, imposes restrictions on parties who wish to acquire a controlling interest in a limited purpose national bank such as PTC or the holding company of a limited purpose national bank such as LPLFH. In general, an acquisition of 10% or more of our common stock, or another acquisition of "control" as defined in OCC regulations, may require OCC approval. These laws and regulations are designed to serve specific bank regulatory and supervisory purposes and are not meant for the protection of PTC, PTC Holdings, Inc., LPLFH or their stockholders.

Regulatory Capital Requirements

The SEC, FINRA, CFTC and NFA have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. The net capital rule under the Exchange Act requires a broker-dealer to maintain a minimum net capital and applies certain discounts to the value of its assets based on the liquidity of such assets. LPL Financial is also subject to the NFA's financial requirements and is required to maintain net capital that is in excess of or equal to the greatest of the NFA's minimum financial requirements. Under these requirements, LPL Financial is currently required to maintain minimum net capital that is in excess of or equal to the minimum net capital calculated and required pursuant to the Exchange Act's net capital rule.

The SEC, FINRA, CFTC and NFA impose rules that require notification when net capital falls below certain predefined criteria. These broker-dealer capital rules also dictate the ratio of debt to equity in regulatory capital composition and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a broker-dealer fails to maintain the required net capital, then certain notice requirements to the regulators are required, and the broker-dealer may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators ultimately could lead to the broker-dealer's liquidation. Additionally, the net capital rule and certain FINRA rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and require prior notice to the SEC and FINRA for certain capital withdrawals. LPL Financial, which is subject to net capital rules, has been and currently is in compliance with those rules and has net capital in excess of the minimum requirements.

Anti-Money Laundering and Sanctions Compliance

The USA PATRIOT Act of 2001, which amended the Bank Secrecy Act, contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers, futures commission merchants and other financial services companies. Financial institutions subject to these requirements generally must have an anti-money laundering program in place, which includes monitoring for and reporting suspicious activity, implementing specialized employee training programs, designating an anti-money laundering compliance officer and annually conducting an independent test of the effectiveness of its program. In addition, sanctions administered by the United States Office of Foreign Asset Control prohibit U.S. persons from doing business with blocked persons and entities or certain sanctioned countries. We have established policies, procedures and systems designed to comply with these regulations and work continuously to improve and strengthen our regulatory compliance mechanisms.

Security and Privacy

Regulatory activity in the areas of privacy and data protection continues to grow worldwide and is generally being driven by the growth of technology and related concerns about the rapid and widespread dissemination and use of information and general concerns about the security of that information. To the extent they are applicable to us, we must comply with federal and state information-related laws and regulations in the United States, including the Gramm-Leach-Bliley Act of 1999, SEC Regulation S-P, the Fair Credit Reporting Act of 1970, as amended, and Regulation S-ID, as well as the California Consumer Privacy Act and further potential federal and state requirements.

Trademarks

Access Overlay®, BlazePortfolio®, BranchNet®, CLIENTWORKS®, Fortigent®, LPL®, LPL Career Match®, LPL Financial (& Design)®, Manager Access Network®, Manager Access Select®, OMP® and SPONSORWORKS® are our registered trademarks, and ADVISORYWORLD, CLIENTWORKS CONNECTED, ALLEN & COMPANY OF FLORIDA, LLC, and THE PRIVATE TRUST COMPANY, N.A. (& Design) are among our service marks.

Item 1A. Risk Factors

Risk Factor Summary

Our business, operations and financial results are subject to varying degrees of risk and uncertainty. We are providing the following summary of risk factors to enhance readability of our risk factor disclosure. Material risks that may adversely affect our business, operations and financial results include, but are not limited to, the following:

Risks Related to Our Business and Industry

- We depend on our ability to attract and retain experienced and productive advisors, and we are subject to competition in all aspects of our business.
- Our financial condition and results of operations may be adversely affected by market fluctuations and other economic factors.
- Significant interest rate changes could affect our profitability and financial condition.
- Any damage to our reputation could harm our business and lead to a loss of revenue and net income.
- Our business is subject to risks related to litigation, arbitration claims and regulatory actions.
- There are risks inherent in the independent broker-dealer business model.
- We rely on third-party service providers, including off-shore providers, to perform technology, processing and support functions, and our operations are dependent on financial intermediaries that we do not control.
- Lack of liquidity or access to capital could impair our business and financial condition.
- Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.
- Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.
- We face competition in attracting and retaining key talent.
- The securities settlement process exposes us to risks related to adverse movements in price.
- Our indebtedness could adversely affect our financial condition and may limit our ability to use debt to fund future capital needs.
- Restrictions under our Credit Agreement and the Indentures governing our senior unsecured notes (the "Notes") may prevent us from taking actions that we believe would be in the best interest of our business.
- Provisions of our Credit Agreement and the Indentures could discourage an acquisition of us by a third-party.
- Our insurance coverage may be inadequate or expensive.
- Poor service or performance of the financial products that we offer or competitive pressures on pricing of such services or products may cause clients of our advisors to withdraw their assets on short notice.
- A loss of our marketing relationships with manufacturers of financial products could harm our relationship with our advisors and, in turn, their clients.
- Changes in U.S. federal income tax law could make some of the products distributed by our advisors less attractive to clients.
- The effects of the COVID-19 pandemic have negatively affected the global economy, the U.S. economy and global financial markets, and may disrupt our operations.

Risks Related to Our Regulatory Environment

- Any failure to comply with applicable federal or state laws or regulations exposes us to litigation and regulatory actions, which could increase our costs or negatively affect our reputation.
- Regulatory developments could adversely affect our business by increasing our costs or making our business less profitable.
- We are subject to various regulatory requirements, which, if not complied with, could result in the restriction of the conduct or growth of our business.
- Failure to comply with ERISA regulations and certain tax-qualified plan laws and regulations could result in penalties against us.

Risks Related to Our Technology

- We rely on technology in our business, and technology and execution failures could subject us to losses, litigation and regulatory actions.

- Our information technology systems may be vulnerable to security risks.

- A cyber-attack or other security breach of our technology systems or those of our advisors or third-party vendors could subject us to significant liability and harm our reputation.

- Failure to comply with the complex privacy and data protection laws and regulations to which we are subject could result in adverse action from regulators.

- Failure to maintain technological capabilities, flaws in existing technology, difficulties in upgrading our technology platform or the introduction of a competitive platform could have a material adverse effect on our business.

- Inadequacy or disruption of our business continuity and disaster recovery plans and procedures in the event of a catastrophe could adversely affect our business.

Risks Related to Ownership of Our Common Stock

- The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for our investors.

- We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

- Our future ability to pay regular dividends to holders of our common stock or repurchase shares are subject to the discretion of our Board and will be limited by our ability to generate sufficient earnings and cash flows.

Risks Related to Our Business and Industry

We depend on our ability to attract and retain experienced and productive advisors, and we are subject to competition in all aspects of our business.

We derive a large portion of our revenue from commissions and fees generated by our advisors. Our ability to attract and retain experienced and productive advisors has contributed significantly to our growth and success, and our strategic plan is premised upon continued growth in the number of our advisors and the assets they serve. If we fail to attract new advisors or to retain and motivate our current advisors, replace our advisors who retire, or assist our retiring advisors with transitioning their practices to existing advisors, or if advisor migration away from wirehouses to independent channels slows, our business may suffer.

The market for experienced and productive advisors is highly competitive, and we devote significant resources to attracting and retaining well-qualified advisors. In attracting and retaining advisors, we compete directly with a variety of financial institutions such as wirehouses, regional broker-dealers, banks, insurance companies, other independent broker-dealers and independent RIA firms. If we are not successful in retaining highly qualified advisors, we may not be able to recover the expense involved in attracting and training these individuals. There can be no assurance that we will be successful in our efforts to attract and retain the advisors needed to achieve our growth objectives.

More broadly, we are subject to competition in all aspects of our business from:

- brokerage and investment advisory firms, including national and regional firms, as well as independent RIA firms;

- asset management firms;

- commercial banks and thrift institutions;

- insurance companies;

- other clearing/custodial technology companies; and

- investment firms offering so-called "robo" advice solutions.

Many of our competitors have substantially greater resources than we do and may offer a broader range of services and financial products across more markets. Some of our competitors operate in a different regulatory environment than we do, which may give them certain competitive advantages in the services they offer. For example, certain of our competitors only provide clearing services and consequently would not have any supervision or oversight liability relating to actions of their financial advisors. We believe that competition within our industry will intensify as a result of consolidation and acquisition activity and because new competitors face few barriers to entry, which could adversely affect our ability to recruit new advisors and retain existing advisors.

If we fail to continue to attract highly qualified advisors, or if advisors licensed with us leave us to pursue other opportunities, we could face a significant decline in market share, commission and fee revenue or net income. We could face similar consequences if current or potential clients of ours, including current clients that use our outsourced customized clearing, advisory platforms or technology solutions, decide to use one of our competitors rather than us. If we are required to increase our payout of commissions and fees to our advisors in order to remain competitive, our net income could be significantly reduced.

Our financial condition and results of operations may be adversely affected by market fluctuations and other economic factors.

Significant downturns and volatility in equity and other financial markets have had and could continue to have an adverse effect on our financial condition and results of operations.

General economic and market factors can affect our commission and fee revenue. For example, a decrease in market levels or market volatility can:

- reduce new investments by advisors' new and existing clients in financial products that are linked to the equity markets, such as variable life insurance, variable annuities, mutual funds and managed accounts;
- reduce trading activity, thereby affecting our brokerage commission revenue and our transaction revenue;
- reduce the value of advisory and brokerage assets, thereby reducing advisory fee revenue, trailing commission revenue and asset-based fee revenue; and
- motivate clients to withdraw funds from their accounts, thereby reducing advisory and brokerage assets, advisory fee revenue and asset-based fee revenue.

Other more specific trends may also affect our financial condition and results of operations, including, for example, changes in the mix of products preferred by investors may result in increases or decreases in our fee revenue associated with such products depending on whether investors gravitate towards or away from such products. The timing of such trends, if any, and their potential impact on our financial condition and results of operations are beyond our control.

In addition, because certain of our expenses are fixed, our ability to reduce them in response to market factors over short periods of time is limited, which could negatively impact our profitability.

Significant interest rate changes could affect our profitability and financial condition.

Our revenue is exposed to interest rate risk primarily from changes in fees payable to us from banks participating in our client cash programs and changes in interest income earned on deposits in third-party bank accounts and short-term U.S. treasury bills, which are generally based on prevailing interest rates.

Our revenue from our client cash programs has declined in the past as a result of a low interest rate environment, and our revenue may decline in the future due to decreases in interest rates, decreases in client cash balances or mix shifts among the current or future deposit sweep vehicles, client cash account or money market accounts that we offer. Though the Federal Reserve increased its target federal funds rate in 2022 to combat rising inflation, there is no guarantee of further increases, or that the higher interest rate environment will be sustained. If the Federal Reserve reduces its target federal funds rate from current levels, our revenue will be impacted.

Our revenue from our client cash programs also depends on our success in placing deposits and negotiating favorable terms in agreements with third-party banks and money market fund providers participating in our programs, as well as our success in offering competitive products, program fees and interest rates payable to clients. The expiration of contracts with favorable pricing terms, less favorable terms in future contracts, the inability to place deposits with third-party sweep banks, or changes in client cash or money market accounts that we offer could result in declines in our revenue.

A sustained low interest rate environment may also have a negative impact upon our ability to negotiate contracts with new banks or renegotiate existing contracts on comparable terms with banks participating in our client cash programs. Even in a rising interest rate environment, if balances or yields in our client cash programs decrease, future revenue from our client cash programs may be lower than expected.

Any damage to our reputation could harm our business and lead to a loss of revenue and net income.

We have spent many years developing our reputation for integrity and client service, which is built upon our support for our advisors through: enabling technology, comprehensive clearing and compliance services, practice management programs and training and in-house research. Our ability to attract and retain advisors and employees is highly dependent upon external perceptions of our level of service, business practices and financial condition. Damage to our reputation could cause significant harm to our business and prospects and may arise from numerous sources, including:

- litigation or regulatory actions;
- failing to deliver acceptable standards of service and quality, including technology or cybersecurity failures;
- compliance failures; and
- unethical behavior and the misconduct of employees, advisors or counterparties.

Negative perceptions or publicity regarding these matters could damage our reputation among existing and potential advisors and employees, and could lead advisors to terminate their agreements with us, which they generally have the right to do unilaterally upon short notice. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us. These occurrences could lead to loss of revenue and lower net income.

Our business is subject to risks related to litigation, arbitration claims and regulatory actions.

From time to time, we have been subjected to and are currently subject to legal and regulatory proceedings arising out of our business operations, including lawsuits, arbitration claims, governmental subpoenas and regulatory, governmental and self-regulatory organization ("SRO") inquiries, investigations and enforcement proceedings, as well as other actions and claims. Many of our legal claims are initiated by clients of our advisors and involve the purchase or sale of investment securities, but other claims and proceedings may be, and have been, initiated by state-level and federal regulatory authorities and SROs, including the SEC, FINRA and state securities regulators, as well as clients of Independent RIAs.

The outcomes of any such legal or regulatory proceedings, including litigations, arbitrations, inquiries, investigations and enforcement proceedings by the SEC, FINRA, DOL and state securities regulators, are difficult to predict. A negative outcome in such a matter could result in substantial legal liability, censures, penalties and fines, disgorgement of profits, restitution to customers, remediation, the issuance of cease-and-desist orders, or injunctive or other equitable relief against us. Further, such negative outcomes individually or in the aggregate may cause us significant reputational harm and could have a material adverse effect on our ability to recruit or retain financial advisors or enterprises, or our results of operations, cash flows or financial condition.

We may face liabilities for deficiencies or failures in our supervisory and regulatory compliance systems and programs. We may also face liabilities for actual or alleged breaches of legal duties to clients of our advisors or Independent RIAs, including in respect of issues related to the financial products we make available in our curated product platform or the investment advice or securities recommendations our advisors or Independent RIAs provide to their clients. We are subject to various standards of care, including in some cases fiduciary obligations.

In addition, the administration of client accounts involves functions such as recordkeeping and accounting, security pricing, corporate actions, and account reconciliations that are complex and rely on tools and resources to support these operational processes. Failure to properly perform operational tasks or errors in the design or function of these tools, could subject us to regulatory sanctions, penalties or litigation and result in reputational damage, and liability to clients. Moreover, new and developing state and federal regulatory requirements with respect to standards of care and other obligations, as discussed under "*Risks Related to Our Regulatory Environment*" below, may introduce new grounds for legal claims or enforcement actions against us in the future, including, in particular with respect to our brokerage services. We may also become subject to claims, allegations and legal proceedings related to employment matters, including wage and hour, discrimination or harassment claims, or matters involving others' intellectual property or other proprietary rights, including infringement or misappropriation claims.

There are risks inherent in the independent broker-dealer business model.

Compared to wirehouses and other employee model broker-dealers, we generally offer advisors wider choice in operating their businesses with regard to product offerings, outside business activities, office technology and supervisory models. Our approach may make it more challenging for us to comply with our supervisory and regulatory compliance obligations, particularly in light of our limited on-site supervision and the complexity of certain advisor business models.

Misconduct and errors by our employees, advisors or Independent RIAs could be difficult for us to detect and could result in actual or alleged violations of law by us, investigations, litigation, regulatory sanctions, or serious reputational or financial harm. Although we have designed policies and procedures to comply with applicable laws, rules, regulations and interpretations, we cannot always prevent or detect misconduct and errors by our employees, advisors or Independent RIAs, and the precautions we take to prevent and detect these activities may not be effective in all cases. Prevention and detection among our advisors, who are typically not our direct employees and some of whom tend to be located in small, decentralized offices, present additional challenges, particularly in the case of complex products or supervision of outside business activities, including those conducted through Independent RIAs. In addition, although we provide our advisors with requirements and recommendations for their office technology, we cannot fully control or monitor the extent of their implementation of our requirements and recommendations. Accordingly, we cannot assure that our advisors' technology meets our standards, including with regard to information security and cybersecurity. We also cannot assure that misconduct or errors by our employees, advisors or Independent RIAs will not lead to a material adverse effect on our business, or that our errors and omissions insurance will be sufficient to cover such misconduct or errors.

We rely on third-party service providers, including off-shore providers, to perform technology, processing and support functions, and our operations are dependent on financial intermediaries that we do not control.

We rely on outsourced service providers to perform certain technology, processing and support functions. For example, we have an agreement with Refinitiv US LLC, under which it provides us key operational support, including data processing services for securities transactions and back office processing support ("BETAHost"). Our use of third-party service providers may decrease our ability to control operating risks and information technology systems risks.

Any significant failures by BETAHost or our other service providers could cause us to sustain serious operational disruptions and incur losses and could harm our reputation. These third-party service providers are also susceptible to operational and technology vulnerabilities, including cyber-attacks, security breaches, ransomware, fraud, phishing attacks and computer viruses, which could result in unauthorized access, misuse, loss or destruction of data, an interruption in service or other similar events that may impact our business.

We cannot assure that our third-party service providers will be able to continue to provide their services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs and those of our advisors. An interruption in or the cessation of service by a third-party service provider and our inability to make alternative arrangements in a timely manner could cause a disruption to our business and could have a material impact on our ability to serve our advisors and their clients. In addition, we cannot predict the costs or time that would be required to find an alternative service provider.

We have transitioned certain business and technology processes to off-shore providers, which has increased the related risks described above. For example, we rely on several off-shore service providers, operating in multiple locations, for functions related to cash management, account transfers, information technology infrastructure and support and document indexing, among others. To the extent third-party service providers are located in foreign jurisdictions, we are exposed to risks inherent in such providers conducting business outside of the United States, including international economic and political conditions, and the additional costs associated with complying with foreign laws and fluctuations in currency values.

We expect that our regulators would hold us responsible for any deficiencies in our oversight and control of our third-party relationships and for the performance of such third parties. If there were deficiencies in the oversight and control of our third-party relationships, and if our regulators held us responsible for those deficiencies, our business, reputation and results of operations could be adversely affected.

In addition, certain aspects of our operations are dependent on third-party financial institutions that we do not control, such as clearing agents, securities exchanges, clearing houses and other financial intermediaries. Any failure of these intermediaries, or any interruption in their operations, either on a widespread or individual basis, could adversely affect our ability to execute transactions, service our clients and manage our exposure to risk. In the event of such failure or interruption, there is no guarantee that we would be able to find adequate and cost-effective replacements on a timely basis, if at all.

Like us, these intermediaries are exposed to risks related to fluctuations and volatility in the financial markets and broader economy, as well as specific operational risks related to their business, such as those related to technology, security and the prevailing regulatory environment. Because we rely on these intermediaries, we share indirect exposure to these risks. If these risks were to materialize, or if there was a widespread perception that they could materialize, our business, reputation and results of operations could be adversely affected.

Lack of liquidity or access to capital could impair our business and financial condition.

Liquidity, or ready access to funds, is essential to our business. We expend significant resources investing in our business, particularly with respect to our technology and service platforms. In addition, we must maintain certain levels of required capital. As a result, reduced levels of liquidity could have a significant negative effect on us. Some potential conditions that could negatively affect our liquidity include:

- illiquid or volatile markets;
- diminished access to debt or capital markets;
- unforeseen cash or capital requirements;
- actual or alleged events of default under our Credit Agreement, Broker-Dealer Revolving Credit Facility or other agreements governing our indebtedness;
- regulatory penalties or fines, settlements, customer restitution or other remediation costs; or
- adverse legal settlements or judgments.

The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to ours. Without sufficient liquidity, we could be required to limit or curtail our operations or growth plans, and our business would suffer.

We may sometimes be required to fund timing differences arising from the delayed receipt of client funds associated with the settlement of client transactions in securities markets. These timing differences are funded either with internally generated cash flow or, if needed, with funds drawn under our revolving credit facility, Broker-Dealer Revolving Credit Facility or uncommitted lines of credit. We may also need access to capital in connection with the growth of our business, through acquisitions or otherwise.

In the event current resources are insufficient to satisfy our needs, we may need to rely on financing sources such as bank debt. The availability of additional financing will depend on a variety of factors such as:

- market conditions;
- the general availability of credit;
- the volume of trading activities;
- the overall availability of credit to the financial services industry;
- our credit ratings and credit capacity; and
- the possibility that current or future lenders could develop a negative perception of our long- or short-term financial prospects as a result of industry- or company-specific considerations. Similarly, our access to funds may be impaired if regulatory authorities or rating organizations take negative actions against us.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy statutory capital requirements, generate commission, fee and other market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

We have made acquisitions and investments in the past and plan to pursue further acquisitions and investments in the future, including in connection with our Liquidity & Succession solution. These transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation, or the acquired business could fail to further our strategic or financial goals. We can provide no assurances that advisors who join LPL Financial through acquisitions or investments in advisor practices will remain at LPL Financial. Moreover, we may not be able to successfully integrate acquired businesses into ours, and therefore we may not be able to realize the intended benefits from an acquisition. We may have a lack of experience in new markets, products or technologies brought on by the acquisition, and we may have an initial dependence on unfamiliar supply or distribution partners. An acquisition may create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks may serve as a diversion of our management's attention from other business concerns, and any of these factors could have a material adverse effect on our business.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

We have adopted policies and procedures to identify, monitor and manage our operational risk. These policies and procedures, however, may not be effective and may not be adapted quickly enough to respond effectively to changed circumstances. Some of our compliance and risk evaluation functions depend upon information technology systems, information provided by others and public information regarding markets, clients or other matters that are otherwise accessible by us. In some cases, however, that information may not be available, accurate, complete or up-to-date. Also, because many of our advisors work in decentralized offices, additional risk management challenges may exist, including with regard to advisor office technology, vendors and information security practices. In addition, our existing systems, policies and procedures, and staffing levels may be insufficient to support a significant increase in our advisor population. Any such increase could require us to increase our costs, including information technology costs, in order to maintain our compliance and risk management obligations, or strain our existing policies and procedures as we evolve to support a larger advisor population. If our systems, policies and procedures are not effective, or if we are not successful in capturing risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business and financial condition.

We face competition in attracting and retaining key talent.

Our success depends upon the continued services of our key senior management personnel, including our executive officers and senior managers. Each of our executive officers is an employee at will, and none has an employment agreement. The loss of one or more of our key senior management personnel, and the failure to recruit a suitable replacement or replacements, could have a material adverse effect on our business.

Moreover, our success and future growth depends upon our ability to attract and retain qualified employees. There is significant competition for qualified employees in the financial services industry, and we may not be able to retain our existing employees or fill new positions or vacancies created by expansion or turnover. The loss or unavailability of these individuals could have a material adverse effect on our business.

The securities settlement process exposes us to risks related to adverse movements in price.

LPL Financial provides clearing services and trade processing for our advisors and their clients and certain enterprises. Broker-dealers that clear their own trades are subject to substantially more regulatory requirements than brokers that outsource these functions to third-party providers. Errors in performing clearing functions, including clerical, technological and other errors related to the handling of funds and securities held by us on behalf of our advisors' clients, could lead to censures, fines or other sanctions imposed by applicable regulatory authorities, as well as losses and liabilities in related lawsuits and proceedings brought by our advisors' clients and others. Any unsettled securities transactions or wrongly executed transactions may expose our advisors and us to losses resulting from adverse movements in the prices of such securities.

Our indebtedness could adversely affect our financial condition and may limit our ability to use debt to fund future capital needs.

At December 31, 2022, we had total indebtedness of $2.7 billion, of which $1.0 billion is subject to floating interest rates. Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions. It could also require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes. In addition, our level of indebtedness may limit our flexibility in planning for changes in our business and the industry in which we operate and limit our ability to borrow additional funds. With interest rate increases, our interest expense has increased because borrowings under our Credit Agreement are based on variable interest rates.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or feasible. Our Credit Agreement restricts our ability to sell assets. Even if we could consummate those sales, the proceeds that we realize from them may not be adequate to meet any debt service obligations then due. Furthermore, if an event of default were to occur with respect to our Credit Agreement, our Broker-Dealer Revolving Credit Facility or other future indebtedness, we could lose access to these sources of liquidity and our creditors could, among other things, accelerate the maturity of our indebtedness.

Our Credit Agreement and the Indentures governing our Notes permit us to incur additional indebtedness. Under our Credit Agreement we have the right to request additional commitments for new term loans, new revolving credit commitments and increases to then-existing term loans and revolving credit commitments subject to certain limitations. Although the Credit Agreement and the Indentures contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. In addition, other obligations that do not qualify as "indebtedness" under the terms of our Credit Agreement or the Indentures are not restricted by those agreements. To the extent new debt or other obligations are added to our currently anticipated debt levels, the substantial indebtedness risks described above would increase.

A credit rating downgrade would not impact the terms of our repayment obligations under the Credit Agreement or the Indentures. However, any such downgrade would negatively impact our ability to obtain comparable rates and terms on any future refinancing of our debt and could restrict our ability to incur additional indebtedness. In addition, if such downgrade were to occur, or if ratings agencies indicated that a downgrade may occur, perceptions of our financial strength could be damaged, which could affect our client relationships and decrease the number of investors, clients and counterparties that do business with us.

Restrictions under our Credit Agreement and the Indentures governing our Notes may prevent us from taking actions that we believe would be in the best interest of our business.

Our Credit Agreement and the Indentures contain customary restrictions on our activities, including covenants that may restrict us from:

- incurring additional indebtedness or issuing disqualified stock or preferred stock;
- declaring dividends or other distributions to stockholders;
- repurchasing equity interests;
- redeeming indebtedness that is subordinated in right of payment to certain debt instruments;
- making investments or acquisitions;
- creating liens;
- selling assets;
- guaranteeing indebtedness;
- engaging in certain transactions with affiliates;
- entering into agreements that restrict dividends or other payments from subsidiaries; and
- consolidating, merging or transferring all or substantially all of our assets.

These restrictions may prevent us from taking actions that we believe would be in the best interest of our business. Our ability to comply with these restrictive covenants will depend on our future performance, which may be affected by events beyond our control. If we violate any of these covenants or covenants under our Broker-Dealer Revolving Credit Facility and are unable to obtain waivers, we would be in default under our Credit Agreement, the Indentures or the Broker-Dealer Revolving Credit Facility, as applicable. As a result, payment of the indebtedness could be accelerated, which may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If our indebtedness is accelerated, we may not be able to repay that indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our common stock and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Provisions of our Credit Agreement and the Indentures could discourage an acquisition of us by a third-party.

Certain provisions of our Credit Agreement and the Indentures could make it more difficult or more expensive for a third-party to acquire us, and any of our future debt agreements may contain similar provisions. Upon the occurrence of certain transactions constituting a change of control, all indebtedness under our Credit Agreement may be accelerated and become due and payable and noteholders will have the right to require us to repurchase the Notes at a purchase price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to but not including the purchase date. A potential acquirer may not have sufficient financial resources to purchase our outstanding indebtedness in connection with a change of control.

Our insurance coverage may be inadequate or expensive.

We are subject to claims in the ordinary course of business. These claims may involve substantial amounts of money and involve significant defense costs. It is not always possible to prevent or detect activities giving rise to claims, and the precautions we take may not be effective in all cases.

We maintain voluntary and required insurance coverage, including, among others, general liability, property, director and officer, excess Securities Investor Protection Corporation, business interruption, cyber and data breach, errors and omissions and fidelity bond insurance. We have self-insurance for certain potential liabilities through a wholly-owned captive insurance subsidiary. While we endeavor to self-insure and purchase coverage that is appropriate based on our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Assessing the probability of a loss occurring and the timing and amount of any loss related to a regulatory matter or a legal proceeding is inherently difficult, and there are particular uncertainties and complexities involved when assessing the adequacy of loss reserves for potential liabilities that are self-insured by our captive insurance subsidiary. The availability of coverage depends on the nature of the claim and the adequacy of reserves, which in turn depends in part on historical claims experience, including the actual timing and costs of resolving matters that begin in one policy period and are resolved in a subsequent period. Assessing the probability of a loss occurring and the timing and amount of any loss related to a regulatory matter or a legal proceeding is inherently difficult and requires complex judgments, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. In addition, certain types of potential claims for damages cannot be insured. Our business may be negatively affected if in the future some or all of our insurance proves to be inadequate or unavailable to cover our liabilities related to legal or regulatory matters. Such negative consequences could include additional expense and financial loss, which could be significant in amount. In addition, insurance claims may harm our reputation or divert management resources away from operating our business.

Poor service or performance of the financial products that we offer or competitive pressures on pricing of such services or products may cause clients of our advisors to withdraw their assets on short notice.

Clients of our advisors have control over their assets that are served under our platforms. Poor service or performance of the financial products that we offer, the emergence of new financial products or services from others, harm to our reputation or competitive pressures on pricing of such services or products may result in the loss of clients. In addition, we must monitor the pricing of our services and financial products in relation to competitors and periodically may need to adjust commission and fee rates, interest rates on deposits and margin loans and other fee structures to remain competitive. Competition from other financial services firms, such as reduced or zero commissions to attract clients or trading volume, direct-to-investor online financial services, including so-called "robo" advice, or higher deposit rates to attract client cash balances, could result in pricing pressure or otherwise adversely impact our business. The decrease in revenue that could result from such an event could have a material adverse effect on our business.

A loss of our marketing relationships with manufacturers of financial products could harm our relationship with our advisors and, in turn, their clients.

Our curated product platform offers no proprietary financial products. To help our advisors meet their clients' needs with suitable investment options, we have relationships with many of the industry-leading providers of financial and insurance products. We have sponsorship agreements with some manufacturers of fixed and variable annuities, mutual funds and exchange-traded funds that, subject to the survival of certain terms and conditions, may be terminated by the manufacturer upon notice. If we lose our relationships with one or more of these manufacturers, our ability to serve our advisors and, in turn, their clients, and our business, may be materially adversely affected. As an example, certain variable annuity product sponsors have ceased offering and issuing new variable annuity contracts. If this trend continues, we could experience a loss in the revenue currently generated from the sale of such products. In addition, certain features of such contracts have been eliminated by variable annuity product sponsors. If this trend continues, the attractiveness of these products would be reduced, potentially reducing the revenue we currently generate from the sale of such products.

Changes in U.S. federal income tax law could make some of the products distributed by our advisors less attractive to clients.

Some of the financial products distributed by our advisors, such as variable annuities, enjoy favorable treatment under current U.S. federal income tax law. Changes in U.S. federal income tax law, in particular with respect to variable annuity products, or with respect to tax rates on capital gains or dividends, could make some of these products less attractive to clients and, as a result, could have a material adverse effect on our business, results of operations, cash flows or financial condition.

The effects of the COVID-19 pandemic have negatively affected the global economy, the U.S. economy and global financial markets, and may disrupt our operations.

The COVID-19 pandemic has caused significant disruption in the international and U.S. economies and financial markets, and future material impacts on our business remain a possibility. For example, a prolonged downturn in equity and other financial markets could adversely affect our advisory, asset-based and trailing commission revenues. Alternatively, we could experience disruptions in technology, processing or support functions if our outsourced service providers or other vendors experience disruptions in their business operations resulting from the COVID-19 pandemic. Other pandemic-related developments that could negatively affect our business are impossible to predict and are outside of our control.

We implemented significant elements of our business continuity plans in response to the COVID-19 pandemic, and we continue to rely on capabilities that we put into place to support these plans. While we believe that these plans and their implementation have helped avoid significant interruptions to our critical services, there can be no assurance that they will be able to do so on an uninterrupted basis, and reliance on such plans could expose our business to other operational risks, including risks related to the security and reliability of our remote-work solutions. Any compromise, failure or interruption in the availability of the solutions that support our remote-work operations could directly or indirectly result in cybersecurity incidents, interruptions to our business and negative effects on our reputation and results of operations.

Risks Related to Our Regulatory Environment

Any failure to comply with applicable federal or state laws or regulations exposes us to litigation and regulatory actions, which could increase our costs or negatively affect our reputation.

Our business, including securities and investment advisory services, is subject to extensive regulation under both federal and state laws, rules and regulations. Our subsidiary LPL Financial is:

- registered as a clearing broker-dealer with the SEC, each of the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands;
- registered as an investment adviser with the SEC;
- registered as an introducing broker-dealer with the CFTC;
- a member of FINRA and various other SROs, and a participant in various clearing organizations, including the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation; and
- subject to oversight by the DOL relative to its servicing of retirement plan accounts subject to ERISA and the Code.

The primary SRO of LPL Financial's broker-dealer activity is FINRA, and the primary regulator of LPL Financial's investment advisory activity is the SEC. LPL Financial is also subject to state laws, including state "blue sky" laws, and the rules of the Municipal Securities Rulemaking Board for its municipal securities activities. The CFTC has designated the NFA as LPL Financial's primary regulator for futures and commodities trading activities.

The SEC, FINRA, DOL, CFTC, OCC, various securities and futures exchanges and other United States and state-level governmental or regulatory authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws, regulations or interpretations. There can be no assurance that other federal or state agencies will not attempt to further regulate our business or that specific interactions with foreign countries or foreign nationals will not trigger regulation in non-U.S. law in particular circumstances. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business model less profitable.

Our ability to conduct business in the jurisdictions in which we currently operate depends on our compliance with the laws, rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of the states and other jurisdictions in which we do business. Our ability to comply with all applicable laws, rules and regulations and interpretations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit, supervisory and risk management personnel. We cannot assure you that our systems and procedures are, or have been, effective in complying with all applicable laws, rules and regulations and interpretations. In particular, the diversity of information security environments in which our services are offered makes it difficult to ensure a uniformly robust level of compliance. Regulators have in the past raised, and may in the future raise, concerns with respect to the quality, consistency or oversight of our compliance systems and programs and our past or future compliance with applicable laws, rules and regulations.

As of the date of this Annual Report on Form 10-K, we have a number of pending regulatory matters. For example, in October 2022, we received a request for information from the SEC in connection with an investigation of the Company's compliance with records preservation requirements for business-related electronic communications stored on personal devices or messaging platforms that we have not approved. We intend to cooperate fully with the SEC's inquiry. We maintain insurance coverage for certain potential liabilities such as this, but we are unable to determine that our coverage will be adequate to cover all potential losses. At this time, we do not believe that this request will have a material adverse effect on our results of operations, financial position, or cash flows. For more information, see Note 14 - *Commitments and Contingencies* within the notes to the consolidated financial statements in this Annual Report on Form 10-K.

Violations of laws, rules or regulations and settlements in respect of alleged violations have in the past resulted in, and could in the future result in, legal liability, censures, penalties and fines, disgorgement of profits, restitution to customers, remediation, the issuance of cease-and-desist orders or injunctive or other equitable relief against us, which individually or in the aggregate could negatively impact our financial results or adversely affect our ability to attract or retain financial advisors and enterprises. Depending on the nature of the violation, we may be required to offer restitution or remediation to customers, and the costs of doing so could exceed our loss reserves.

We have established a captive insurance subsidiary that underwrites insurance for various regulatory and legal risks, although self-insurance coverage is not available for all matters. For more information about the potential limits of our insurance coverage, including our self-insurance coverage, please see "*Our insurance coverage may be inadequate or expensive*" above.

Regulatory developments could adversely affect our business by increasing our costs or making our business less profitable.

Our profitability could be affected by rules and regulations that impact the business and financial communities generally and, in particular, our advisors and their clients, including changes to the interpretation or enforcement of laws governing standards of care applicable to investment advice and recommendations, taxation, the classification of our independent advisors as independent contractors rather than our employees, trading, electronic commerce, privacy, data protection and anti-money laundering. Failure to comply with these rules and regulations could subject us to regulatory actions or litigation and it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

New laws, rules and regulations, or changes to the interpretation or enforcement of existing laws, rules or regulations, could also result in limitations on the lines of business we conduct or plan to conduct, modifications to our current or future business practices, compressed margins, increased capital requirements and additional costs. For example, the SEC's Reg BI, which requires broker-dealers and their associated persons to act in the best interest of their retail customers when making securities recommendations and establishes a number of new compliance and disclosure obligations for broker-dealers, became applicable on June 30, 2020. Nevada enacted a statute that imposes fiduciary standards and other obligations on broker-dealers and investment advisers operating in that state. Other states have adopted or are considering adopting a best interest standard applicable to broker-dealers or the sale of certain annuity and insurance products. The DOL issued PTE 2020-02 with a new and expanded interpretation of fiduciary status. We expect that these developments could negatively impact our results, including by increasing our expenditures related to legal, compliance, and information technology and could result in other costs, including greater risks of client lawsuits and enforcement activity by regulators. These changes may also affect the array of products and services we offer to clients and the compensation that we and our advisors receive in connection with such products and services.

It is unclear how and whether other regulators, including the SEC, FINRA, DOL, banking regulators and other state securities and insurance regulators may respond to, or enforce elements of, these new regulations, or develop their own similar laws and regulations. The impacts, degree and timing of the effect of these laws and future regulations on our business cannot now be anticipated or planned for, and may have further impacts on our products and services and the results of operations. Please consult the *"Retirement Plan Services Regulation"* section within Part I, *"Item 1. Business"* for specific information about risks associated with DOL regulations and related exemptions and their potential impact on our operations.

In addition, the Dodd-Frank Act enacted wide-ranging changes in the supervision and regulation of the financial industry designed to provide for greater oversight of financial industry participants, reduce risk in banking practices and in securities and derivatives trading, enhance public company corporate governance practices and executive compensation disclosures and provide for greater protections to individual consumers and investors. Certain elements of the Dodd-Frank Act remain subject to implementing regulations that are yet to be adopted by the applicable regulatory agencies. Compliance with these provisions could require us to review our product and service offerings for potential changes and would likely result in increased compliance costs. Moreover, to the extent the Dodd-Frank Act, or other existing or new laws and regulations affect the operations, financial condition, liquidity and capital requirements of financial institutions with which we do business, those institutions may seek to pass on increased costs, reduce their capacity to transact, or otherwise present inefficiencies in their interactions with us. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be imposed, or whether any existing proposals will become law. New laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

Likewise, federal and state standards prohibiting discrimination on the basis of disability in public accommodations and employment, including those related to the Americans with Disabilities Act, are evolving to require an increasing number of public spaces, including web-based applications, to be made accessible to the disabled. As a result, we could be required to make modifications to our internet-based applications or to our other client- or advisor-facing technologies, including our website, to provide enhanced or accessible service to, or make reasonable accommodations for, disabled persons. This adaptation of our websites and web-based applications and materials could result in increased costs and may affect the products and services we provide. Failure to comply with federal or state standards could result in litigation, including class action lawsuits.

In sum, our profitability may be adversely affected by current and future rulemaking and enforcement activity by the various federal, state and self-regulatory organizations to which we are subject. The effect of these regulatory developments on our business cannot now be anticipated or planned for, but may have further impacts on our products and services and results of operations.

We are subject to various regulatory requirements, which, if not complied with, could result in the restriction of the conduct or growth of our business.

The business activities that we may conduct are limited by various regulatory agencies. Our membership agreement with FINRA may be amended by application to include additional business activities. This application process is time-consuming and may not be successful. As a result, we may be prevented from entering new potentially profitable businesses in a timely manner, or at all. In addition, as a member of FINRA, we are subject to certain regulations regarding changes in control. FINRA Rule 1017 generally provides, among other things, that FINRA approval must be obtained in connection with any transaction resulting in a 25% or more change in our ownership that results in one person or entity directly or indirectly owning or controlling 25% or more of us. Similarly, the OCC imposes advance approval requirements for a change of control, and control is presumed to exist if a person acquires 10% or more of our common stock. These regulatory approval processes can result in delay, increased costs or impose additional transaction terms in connection with a proposed change of control, such as capital contributions to the regulated entity. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited.

In addition, the SEC, FINRA, CFTC, OCC and NFA have extensive rules and regulations with respect to capital requirements. As a registered broker-dealer, LPL Financial is subject to Rule 15c3-1 ("Net Capital Rule") under the Exchange Act, and related requirements of SROs. The CFTC and NFA also impose net capital requirements. The Net Capital Rule specifies minimum capital requirements that are intended to ensure the general soundness and liquidity of broker-dealers. Because our holding companies are not registered broker-dealers, they are not subject to the Net Capital Rule. However, the ability of our holding companies to withdraw capital from our broker-dealer subsidiary could be restricted in the event of a net capital shortfall at LPL Financial, which in turn could limit our ability to repay debt, redeem or purchase shares of our outstanding stock or pay dividends. A large operating loss or charge against net capital could also adversely affect our ability to expand or even maintain our present levels of business.

Failure to comply with ERISA regulations and certain tax-qualified plan laws and regulations could result in penalties against us.

As discussed above, we are subject to ERISA and Section 4975 of the Code, and to regulations promulgated thereunder, insofar as we provide services with respect to plan clients, or otherwise deal with plans, participants and certain types of investment/savings accounts that are subject to ERISA or the Code. ERISA imposes certain duties on persons who are "fiduciaries" (as defined in Section 3(21) of ERISA and the DOL's Five-Part Test and PTE 2020-02 rules or interpretations) and prohibits certain transactions involving plans subject to ERISA and fiduciaries or other service providers to such plans. Non-compliance with or breaches of these provisions may expose an ERISA fiduciary or other service provider to liability under ERISA, which may include monetary and criminal penalties as well as equitable remedies for the affected plan. Section 4975 of the Code prohibits certain transactions involving "plans" (as defined in Section 4975(e)(1)), which include, for example, IRAs and certain Keogh plans and other qualified savings accounts, and service providers, including fiduciaries (as defined in Section 4975(e)(3)), to such plans. Section 4975 also imposes excise taxes for violations of these prohibitions. Our failure to comply with ERISA and the Code could result in significant penalties against us that could have a material adverse effect on our business or severely limit the extent to which we could act as fiduciaries for or provide services to these plans.

Risks Related to Our Technology

We rely on technology in our business, and technology and execution failures could subject us to losses, litigation and regulatory actions.

Our business relies extensively on electronic data processing, storage and communications systems. In addition to better serving our advisors and their clients, the effective use of technology increases efficiency and enables firms like ours to reduce costs and support our regulatory compliance and reporting functions. Our continued success will depend, in part, upon our ability to:

- continue to invest significant resources on our technology systems in order to meet industry and regulatory standards, consumer preferences and the efforts of threat actors to penetrate our systems;
- successfully maintain and upgrade the capabilities of our systems;
- address the needs of our advisors and their clients by using technology to provide products and services that satisfy their demands while ensuring the security of the data involving those products and services;
- use technology effectively and securely to support our regulatory compliance and reporting functions;
- comply with the changing landscape of laws and regulations that govern protection of personally identifiable information; and
- retain skilled information technology employees.

Extraordinary trading volumes, malware, ransomware or attempts by hackers to introduce large volumes of fraudulent transactions into our systems, beyond reasonably foreseeable spikes in volumes, could cause our computer systems to operate at an unacceptably slow speed or even fail. Failure of our systems, which could result from these or other events beyond our control, or an inability or failure to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, unanticipated disruptions in our service, liability to our advisors or advisors' clients, compliance failures, regulatory sanctions and damage to our reputation.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks, including personally identifiable information of advisors and their clients, as well as our employees. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks are to some degree vulnerable to unauthorized access, human error, computer viruses, denial-of-service attacks, malicious code, spam attacks, phishing, ransomware or other forms of social engineering and other events that could impact the security, reliability, confidentiality, integrity and availability of our systems. To the extent third parties, such as product sponsors, also retain similarity sensitive information about our advisors or their clients, their systems may face similar vulnerabilities. We are not able to protect against these events completely given the rapid evolution of new vulnerabilities, the complex and distributed nature of our systems, our interdependence on the systems of other companies and the increased sophistication of potential attack vectors and methods against our systems. In particular, advisors work in a wide variety of environments, and although we require minimum security by policy, we cannot ensure the consistent compliance with these policies across all of our advisors, or that our policy will be adequate to address the evolving threat environment. If one or more of these events occur, they could jeopardize our own, our advisors' or their clients', or our counterparties' confidential and other information processed, stored in and transmitted through our computer systems and networks, or otherwise cause interruptions or malfunctions in our own, our advisors' or their clients', our counterparties', or third parties' operations. As a result, we could be subject to litigation, client loss, reputational harm, regulatory sanctions and financial losses that are either not insured or are not fully covered through any insurance we maintain. If any person, including any of our employees or advisors, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could also be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions.

Our information technology systems may be vulnerable to security risks.

The secure transmission of confidential information, including personally identifiable information, over public networks is a critical element of our operations. As part of our normal operations, we maintain and transmit confidential information about clients of our advisors, our advisors and our employees, as well as proprietary information relating to our business operations. The risks related to transmitting data and using service providers outside of and storing or processing data within our network are increasing based on escalating and malicious cyber activity, including activity that originates outside of the United States from criminal elements and hostile nation-states.

Cybersecurity requires ongoing investment and diligence against evolving threats and is subject to federal and state regulation relating to the protection of confidential information. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures, to make required notifications, or to update our technologies, websites and web-based applications to comply with industry and regulatory standards, but we may not have adequate personnel, financial or other resources to fully meet these threats and evolving standards. We will also be required to effectively and efficiently govern, manage and ensure timely evolutions in our systems, including in their design, architecture and interconnections as well as their organizational and technical protections. The SEC has proposed new cybersecurity regulations for investment advisers, and other new regulations may be promulgated by relevant federal and state authorities at any time and compliance with regulatory expectations may become increasingly complex as more state regulatory authorities issue or amend regulations, which sometimes conflict, governing handling of confidential information by companies within their jurisdiction. Several states have promulgated cybersecurity requirements that impact our compliance obligations. Compliance with these regulations also could be costly and disruptive to our operations, and we cannot provide assurance that the impact of these regulations would not, either individually or collectively, be material to our business.

Our application service provider systems maintain and process confidential data on behalf of advisors and their clients, some of which is critical to our advisors' business operations. If our application service provider systems are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons or malicious computer code, we or our advisors could experience data loss, operational disruptions, financial loss, harm to reputation, regulatory violations, class action and commercial litigation and significant business interruption or loss. In addition, vulnerabilities of our external service providers or within our software supply chain could pose security risks to client information. If any such disruption or failure, real or perceived, occurs, we or our advisors may be exposed to unexpected liability, advisors or their clients may withdraw assets, our reputation may be tarnished and there could be a material adverse effect on our business. Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or financial services companies, whether or not we are targeted, could lead to a general loss of customer confidence in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure. The occurrence of any of these events may have a material adverse effect on our business or results of operations.

Our own information technology systems are vulnerable to an extent to unauthorized access and other security risks. We rely on our advisors and employees to comply with our policies and procedures to safeguard confidential data, but disloyal or negligent insiders pose risks. The failure of our advisors and employees to comply with such policies and procedures, either intentionally or unintentionally, could result in the loss or wrongful use of their clients' confidential information or other sensitive information. In addition, even if we and our advisors comply with our policies and procedures, persons who circumvent security measures or bypass authentication controls could infiltrate or damage our systems or facilities and wrongfully use our confidential information or clients' confidential information or cause interruptions or malfunctions in our operations. Cyber-attacks can be designed to collect information, manipulate, destroy or corrupt data, applications, or accounts and to disable the functioning or use of applications or technology assets. Such activity could, among other things:

- seriously damage our reputation;
- allow competitors or hackers access to our proprietary business information;
- subject us to liability for a failure to safeguard client data;
- result in the termination of relationships with our advisors;
- subject us to regulatory sanctions or obligations, based on state law or the authority of the SEC and FINRA to enforce regulations regarding business continuity planning or cybersecurity;

- subject us to litigation by consumers, advisors or other business partners that may suffer damages as a result of such activity;
- result in inaccurate financial data reporting; and
- require significant capital and operating expenditures to investigate and remediate a breach.

As malicious cyber activity escalates, including activity that originates outside of the United States, the risks we face relating to transmission of data and our use of service providers outside of our network, as well as the storing or processing of data within our network, intensify. While we maintain cyber liability insurance, this insurance does not cover certain types of potential losses and, for covered losses, may not be sufficient in amount to protect us against all such losses.

A cyber-attack or other security breach of our technology systems or those of our advisors or third-party vendors could subject us to significant liability and harm our reputation.

In the course of operations, we share sensitive corporate and personal data with vendors, third parties and other financial institutions. We also rely upon software and data feeds from various third parties. Despite the measures we have taken and may in the future take to address and mitigate cybersecurity, privacy and technology risks, we cannot be certain that our systems and networks will not be subject to successful attacks. Although we conduct some level of due diligence before sharing sensitive data with third-party vendors, this due diligence may not uncover administrative, technical or electronic gaps or flaws in their processes or systems. In the past we have experienced limited breaches of information security with our vendors, which have led to notification costs and reputational harm with regulators, current and potential advisors, and advisors' clients, and we may experience similar or more significant events in the future. Future data security incidents involving individual and regulatory notifications could lead to litigation involving other financial institutions, class actions, regulatory investigations or other harm.

Data security incidents within the financial services industry are increasing, and threat actors continue to find novel ways to attack security environments. In light of the diversity of our advisors' security environments and the increasing sophistication of malicious actors, an attack could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber-attack could take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. In some cases, the nature of the attack may be such that full and reliable information may never be available. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which would further increase the costs and consequences of such an attack.

These incidents could involve operational disruptions, notification costs, ransom payments and reputational harm, investigations, litigation and fines with regulators as well as litigation, financial disputes and reputational harm with current and potential advisors and advisors' clients.

Failure to comply with the complex privacy and data protection laws and regulations to which we are subject could result in adverse action from regulators.

Many aspects of our business are subject to comprehensive legal requirements concerning the collection, use and sharing of personal information, including client and employee information. This includes rules adopted pursuant to the Gramm-Leach-Bliley Act and an ever-increasing number of state laws and regulations, such as the California Consumer Privacy Act. We continue our efforts to safeguard the data entrusted to us in accordance with the applicable laws and our internal data protection policies, including taking steps to reduce the potential for the improper use or disclosure of personal information. We continue to monitor regulations related to data privacy and protection on both a domestic and international level to assess requirements and impacts on our business operations. Further developments could negatively impact our business and operations.

Failure to maintain technological capabilities, flaws in existing technology, difficulties in upgrading our technology platform or the introduction of a competitive platform could have a material adverse effect on our business.

We believe that our future success will depend in part on our ability to anticipate and adapt to technological advancements required to meet the changing demands of our advisors and their clients. We depend on highly specialized and, in many cases, proprietary technology to support our business functions, including among others:
- securities trading and custody;
- portfolio management;

- performance reporting;
- customer service;
- accounting and internal financial processes and controls; and
- regulatory compliance and reporting.

Our continued success depends on our ability to effectively adopt new or adapt existing technologies to meet changing client, industry and regulatory demands. The emergence of new industry standards and practices could render our existing systems obsolete or uncompetitive. There cannot be any assurance that another company will not design a similar or better platform that renders our technology less competitive.

Maintaining competitive technology requires us to make significant capital investments, both in the near term and longer-term. There cannot be any assurance that we will have sufficient resources to adequately update and expand our information technology systems or capabilities, or offer our services on the personal and mobile computing devices that may be preferred by our advisors and/or their clients, nor can there be any assurance that any upgrade or expansion efforts will be sufficiently timely, successful, secure and accepted by our current and prospective advisors or their clients. The process of upgrading and expanding our systems has at times caused, and may in the future cause, us to suffer system degradations, outages and failures. If our technology systems were to fail and we were unable to recover in a timely way, we would be unable to fulfill critical business functions, which could lead to a loss of advisors and could harm our reputation. A breakdown in advisors' systems could have similar effects. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to disciplinary action and to liability to our advisors and their clients. Security, stability and regulatory risks also exist because parts of our infrastructure and software are beyond their manufacturer's stated end of life. We are working to mitigate such risks through additional controls and increased modernization spending, although we cannot provide assurance that our risk mitigation efforts will be effective, in whole or in part.

Inadequacy or disruption of our business continuity and disaster recovery plans and procedures in the event of a catastrophe could adversely affect our business.

We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, ransomware attack, human error, loss of power, computer and/or telecommunications failure, or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our advisors, employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. While we have implemented business continuity and disaster recovery plans and maintain business interruption insurance, it is impossible to fully anticipate and protect against all potential catastrophes. In addition, we depend on the adequacy of the business continuity and disaster recovery plans of our third-party service providers, including off-shore service providers, in order to prevent or mitigate service interruptions. If our business continuity and disaster recovery plans and procedures, or those of our third-party service providers, were disrupted or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for our investors.

The market price of our common stock may fluctuate substantially due to the following factors (in addition to the other risk factors described in this *Item 1A*):
- actual or anticipated fluctuations in our results of operations, including with regard to interest rates or revenue associated with our client cash programs;
- variance in our financial performance from the expectations of equity research analysts;
- conditions and trends in the markets we serve;
- announcements of significant new services or products by us or our competitors;
- additions or changes to key personnel;
- the commencement or outcome of litigation or arbitration proceedings;
- the commencement or outcome of regulatory actions, including settlements with the SEC, FINRA, DOL or state securities regulators;
- changes in market valuation or earnings of our competitors;

- the trading volume of our common stock;
- future sales of our equity securities;
- changes in the estimation of the future size and growth rate of our markets;
- legislation or regulatory policies, practices or actions, including developments related to the "best interest" and "fiduciary" standards of care;
- political developments; and
- general economic conditions.

In addition, the equity markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against the affected company. This type of litigation could result in substantial costs and a diversion of our management's attention and resources.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

We have no direct operations and derive all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet any existing or future debt service and other obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us. In addition, FINRA regulations restrict dividends in excess of 10% of a member firm's excess net capital without FINRA's prior approval. Compliance with this regulation may impede our ability to receive dividends from our broker-dealer subsidiary.

Our future ability to pay regular dividends to holders of our common stock or repurchase shares are subject to the discretion of our Board and will be limited by our ability to generate sufficient earnings and cash flows.

Our Board declared quarterly cash dividends on our outstanding common stock in 2022 and has authorized us to repurchase shares of the Company's issued and outstanding shares of common stock. The declaration and payment of any future quarterly cash dividend or any additional repurchase authorizations will be subject to the Board's continuing determination that the declaration of future dividends or repurchase of our shares are in the best interests of our stockholders and are in compliance with our Credit Agreement, the Indentures and applicable law. Such determinations will depend upon a number of factors that the Board deems relevant, including future earnings, the success of our business activities, capital requirements, alternative uses of capital, general economic, financial and business conditions, and the future prospects of our own business.

The future payment of dividends or repurchases of shares will also depend on our ability to generate earnings and cash flows. If we are unable to generate sufficient earnings and cash flows from our business, we may not be able to pay dividends on our common stock or repurchase additional shares. In addition, our ability to pay cash dividends on our common stock and repurchase shares is dependent on the ability of our subsidiaries to pay dividends, including compliance with limitations under our Credit Agreement and the Indentures. Our broker-dealer subsidiary is subject to requirements of the SEC, FINRA, CFTC, NFA and other regulators relating to liquidity, capital standards and the use of client funds and securities, which may limit funds available for the payment of dividends to us.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

A summary of our significant locations at December 31, 2022 is shown in the following table:

Location	Approximate Square Footage	Lease Expiration
Fort Mill, South Carolina	452,000	2036
San Diego, California	420,000	2029
Boston, Massachusetts	69,000	2023
Austin, Texas	57,000	2029
Overland Park, Kansas	30,000	2023

We also lease smaller administrative and operational offices in various locations throughout the United States. We believe that our existing properties are adequate for the current operating requirements of our business and that additional space will be available as needed.

Item 3. Legal Proceedings

From time to time, we have been subjected to and are currently subject to legal and regulatory proceedings arising out of our business operations, including lawsuits, arbitration claims and inquiries, investigations and enforcement proceedings initiated by the SEC, FINRA and state securities regulators, as well as other actions and claims.

For a discussion of legal proceedings, see Note 14 - *Commitments and Contingencies* within the notes to the consolidated financial statements and Part I, *"Item 1A. Risk Factors"* in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Information about our Executive Officers

On February 16, 2023, the Company announced an organizational realignment of certain business functions in support of its client experience. The following table provides certain information about each of the Company's executive officers as of the date this Annual Report on Form 10-K has been filed with the SEC:

Name	Age	Position
Dan H. Arnold	58	President and Chief Executive Officer
Matthew J. Audette	48	Chief Financial Officer and Head of Business Operations
Matthew Enyedi	49	Managing Director, Client Success
Greg Gates	45	Managing Director, Chief Technology & Information Officer
Aneri Jambusaria	39	Managing Director, LPL Services Group
Sallie R. Larsen[1]	69	Managing Director, Chief Human Capital Officer
Michelle Oroschakoff[1]	61	Managing Director, Chief Legal Officer
Dayton Semerjian[2]	58	Managing Director, Chief Customer Care Officer
Kabir Sethi	52	Managing Director, Chief Product Officer
Richard Steinmeier	49	Managing Director, Divisional President, Business Development

_____

(1)   Ms. Larsen and Ms. Oroschakoff will be retiring from the Company in 2023.

(2)   Mr. Semerjian will be departing the Company in March 2023.

Executive Officers

Dan H. Arnold — President and Chief Executive Officer

Mr. Arnold has served as our chief executive officer since January 2017. He has served as our president since March 2015 with responsibility for our primary client-facing functions and long-term strategy for growth. Mr. Arnold served as our chief financial officer from June 2012 to March 2015 and was responsible for formulating financial policy, leading our capital management efforts and ensuring the effectiveness of the organization's financial functions. Prior to 2012, he was managing director, head of strategy, with responsibility for long-term strategic planning for the firm, product and platform development and strategic investments, including acquisitions. He has also served as divisional president of our Institution Services. Mr. Arnold joined our Company in January 2007 following our acquisition of UVEST Financial Services Group, Inc. Prior to joining us, Mr. Arnold worked at UVEST for 13 years serving most recently as president and chief operating officer. Mr. Arnold earned a B.S. in electrical engineering from Auburn University and holds an M.B.A. in finance from Georgia State University.

Matthew J. Audette — Chief Financial Officer and Head of Business Operations

Mr. Audette has served as our chief financial officer since 2015 and head of business operations since February 2023, with responsibility for the Company's financial, risk, compliance and client operations functions. He leads the Company's financial planning and analysis, treasury, controllership, tax, internal audit, corporate development and investor relations functions. In addition, he oversees the teams responsible for delivering operational speed and transparency, along with continued strong compliance and risk management, to the Company's advisors and enterprises.

Since joining LPL Financial in 2015 as chief financial officer, Mr. Audette has led corporate acquisitions, debt transactions, the client deposit portfolio, expense management and capital allocation. In addition, he oversaw the LPL Services Group from May 2022 until February 2023. Prior to joining LPL Financial, Mr. Audette served as executive vice president and chief financial officer of E*TRADE Financial Corporation. During his 16 years with E*TRADE, he was a key contributor in the growth of the franchise, leading a variety of corporate transactions and capital activities. Mr. Audette began his career in the financial services practice at KPMG. Mr. Audette earned a B.S. in accounting from Virginia Polytechnic Institute and State University, popularly known as Virginia Tech.

Matthew Enyedi — Managing Director, Client Success

Mr. Enyedi has served as managing director, client success since February 2023. The client success organization is a client-centered, cross-functional team responsible for fueling the sustained success and satisfaction of the Company's advisors and enterprises. Under this organization, the relationship management, marketing and communications, service and supervision teams focus on providing an integrated and consistent experience across clients' primary touchpoints with LPL. Mr. Enyedi served as managing director, national sales and marketing from April 2022 to February 2023, with responsibility for growing the Company's client relationships. He served as managing director, business solutions from November 2020 to April 2022, with responsibility for developing and deploying the platform of professional services for advisors now included in the LPL Services Group. Prior to that, he led LPL Financial's national sales and wealth management organizations and was responsible for data analytics and accelerating the organic growth of the Company's advisors across planning, advisory, brokerage and retirement plan services. Prior to joining LPL Financial in 2003, he worked as a financial advisor with UBS PaineWebber. Mr. Enyedi earned a B.A. in speech communication and business administration from the University of San Diego. He earned the Certified Investment Management Analyst® designation from the Haas School of Business at the University of California, Berkeley.

Greg Gates — Managing Director, Chief Technology & Information Officer

Mr. Gates has served as managing director, chief technology & information officer of LPL Financial since July 2021. In this role he is responsible for managing all aspects of the Company's technology and systems applications. He leads an information technology organization responsible for delivering technology solutions and market-leading platforms that enable positive, compelling experiences for our advisors, enterprises and employees. Mr. Gates joined LPL Financial in 2018 with nearly two decades of senior-level management experience focused on the application of technology to solve business challenges on a global scale. Before joining LPL Financial, Mr. Gates led product management and engineering teams at PayPal from 2011 to 2018, focusing on internal technology platforms, merchant and consumer experiences, risk and security, and global operations. Prior to that, he led a number of technology organizations at Bank of America, culminating in leadership of Bank of America's Contact Center Technology from 2002 to 2011. Mr. Gates earned his B.S. in biomedical engineering from Vanderbilt University and has successfully completed multiple leadership, continuing education and certification programs from several organizations.

Aneri Jambusaria – Managing Director, LPL Services Group

Ms. Jambusaria has served as managing director, LPL Services Group since February 2023. In this role, she is responsible for the development and delivery of LPL Financial's portfolio of business services, planning and advice services, and value-added consultation functions, which address key challenges advisors and enterprises face in serving investors and operating their businesses. Ms. Jambusaria joined LPL Financial in 2020 as executive vice president, strategy and new ventures and transitioned into an expanded role in 2021 to lead the LPL Services Group. Prior to joining LPL Financial, Ms. Jambusaria held various positions at Fidelity Investments, most recently as head of the Planning Office for Enterprise Strategy and Planning. During her nine years at Fidelity, she helped shape strategy for business lines while gaining a strong understanding of wealth management and the products, solutions and technologies that serve investors. Before Fidelity, she worked as a senior consultant for Deloitte's financial services practice. Ms. Jambusaria earned her B.S. in economics from the Wharton School at the University of Pennsylvania and her M.B.A. from Northwestern University's Kellogg School of Management.

Sallie R. Larsen — Managing Director, Chief Human Capital Officer

Ms. Larsen is managing director, chief human capital officer of LPL Financial. She is responsible for overseeing human resources, executive communication, talent development, corporate real estate, total rewards and talent acquisition, advisor and employee learning and development, and diversity, equity and inclusion. Ms. Larsen joined LPL Financial in May 2012 from the Federal Home Loan Bank/Office of Finance, where she served as the chief human resources officer from November 2009 to April 2012. In earlier roles, Ms. Larsen was a managing vice president of human resources for Capital One Financial Corporation, senior vice president of human resources for Marriott International and vice president of human resources and communications for TRW Inc. Ms. Larsen earned a M.A. in communications from Purdue University, a B.A. in sociology from California Lutheran University and a certificate in executive leadership coaching from Georgetown University.

Michelle Oroschakoff — Managing Director, Chief Legal Officer

Ms. Oroschakoff is managing director, chief legal officer of LPL Financial. She is responsible for company-wide legal, regulatory and government relations matters and has a leading role in LPL Financial's ongoing focus on enhancing the corporate risk profile. Ms. Oroschakoff has more than 20 years of financial services industry experience in legal, compliance and risk management, including leading the Company's compliance and risk management functions from 2013 to February 2023. She joined LPL Financial as managing director, chief risk officer in September 2013 from Morgan Stanley, and was promoted to chief legal and risk officer in June 2017. She became chief legal officer in June 2018. At Morgan Stanley, she most recently served as managing director and global chief risk officer of the firm's Global Wealth Management Group from 2011 to 2013. Previously, while with Morgan Stanley, she served as chief administrative officer from 2010 to 2011, as well as chief compliance officer from 2006 to 2010. Earlier in her career, Ms. Oroschakoff spent 11 years in a variety of legal and compliance roles at Morgan Stanley, including associate general counsel and head of the firm's San Francisco litigation department. She also served as the general counsel for a large and successful RIA firm where she became familiar with the independent model. She is the President of the SIFMA Compliance and Legal Executive Committee. Ms. Oroschakoff earned a B.A. in English literature from the University of Oregon and a J.D., with honors, from the University of Michigan.

Dayton Semerjian — Managing Director, Chief Customer Care Officer

Mr. Semerjian has served as managing director, chief customer care officer of LPL Financial since February 2019. He has been responsible for LPL Financial's customer satisfaction and client-centric efforts and led Service, Trading and Operations, LPL Financial's largest business unit. As a result of the organizational realignment announced in February 2023, Mr. Semerjian will depart the Company effective March 31, 2023. Before joining LPL Financial, Mr. Semerjian was general manager and senior vice president for Global Customer Success at CA Technologies Inc., which he joined in 2005 when the firm acquired Concord Communication Inc. At Concord, he was executive vice president of marketing and strategic alliances. Mr. Semerjian also gained experience leading firms in adopting new service models that focus on improving the customer experience at scale through leadership roles at Intel Corp., Nation Street Inc. and Corente Inc., which was acquired by Oracle. Mr. Semerjian received a B.B.A. in marketing and management from the University of Massachusetts and an M.B.A. from Harvard Business School. He was also awarded an advanced certificate of executive management by the MIT Sloan School of Management.

Kabir Sethi — Managing Director, Chief Product Officer

Mr. Sethi has served as managing director, chief product officer of LPL Financial since May 2022. He is responsible for LPL Financial's technology platforms and wealth management offerings, ensuring the delivery of innovative products to advisors and clients. In this role, he provides strategic leadership and direction to the wealth management solutions, investment research, investor product experience, advisor technology products, and data and analytics teams, who are focused on delivering wealth solutions and digital capabilities for our advisors and enterprises, to enable them to continue driving growth and productivity in all areas of their businesses. Prior to joining LPL Financial, Mr. Sethi spent 18 years at Merrill Lynch, at which he held several leadership positions, including managing director in Bank of America's Global Wealth & Investment Management division. He also served as head of Digital for Merrill Lynch Wealth Management and was responsible for digital platforms, including the financial advisor experience, wealth planning, and social media. Mr. Sethi earned a B.A. in economics from St. Stephen's College at Delhi University, an M.I.B. from Columbia University, and an M.B.A. from Indian Institute of Management.

Richard Steinmeier — Managing Director, Divisional President, Business Development

Mr. Steinmeier has served as managing director and divisional president, business development of LPL Financial since August 2018. In this role, he has responsibility for recruiting new advisors and enterprises to LPL Financial and to existing advisor practices, as well as exploring new markets and merger and acquisition opportunities. Prior to joining LPL Financial, Mr. Steinmeier served as managing director, head of digital strategy and platforms for UBS Wealth Management Americas from September 2017 to August 2018 and as managing director, head of the Emerging Affluent Segment and Wealth Advice Center from August 2012 to September 2017. Prior to UBS, Mr. Steinmeier held a variety of leadership roles at Merrill Lynch, most recently as managing director of the Merrill Edge Advisory Center from February 2009 to August 2012. Prior to joining Merrill Lynch, he served as an engagement manager at McKinsey & Company from 2002 to 2006. Mr. Steinmeier earned a B.S. in economics from the Wharton School at the University of Pennsylvania and an M.B.A. from Stanford University.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "LPLA." The closing sale price as of February 15, 2023 was $247.91 per share. As of that date, there were 938 common stockholders of record based on information provided by our transfer agent. The number of stockholders of record does not reflect the number of individual or institutional stockholders that beneficially own the Company's stock because most stock is held in the name of nominees.

Performance Graph

The following graph compares the cumulative total stockholder return (rounded to the nearest whole dollar) of the Company's common stock, the Standard & Poor's 500 Financial Sector Index and the Dow Jones U.S. Financial Services Index for the five-year period ended December 31, 2022. The graph assumes a $100 investment at the closing price on December 31, 2017 and reinvestment of the dividends on the respective dividend payment dates without commissions. This graph does not forecast future performance of the Company's stock.



Dividend Policy

The payment, amount and timing of any future dividends will be subject to the discretion of our Board and will depend on a number of factors, including future earnings and cash flows, capital requirements, alternative uses of capital, general business conditions, our future prospects, contractual restrictions and covenants and other factors that our Board may deem relevant. Our Credit Agreement and the Indentures governing the Notes contain restrictions on our activities, including paying dividends on our capital stock. For an explanation of these restrictions, see "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Debt and*

Related Covenants." In addition, FINRA regulations restrict dividends in excess of 10% of a member firm's excess net capital without FINRA's prior approval, potentially impeding our ability to receive dividends from LPL Financial.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth information on compensation plans under which our equity securities are authorized for issuance as of December 31, 2022:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	673,764	$ 53.45	13,781,800

Purchases of Equity Securities by the Issuer

The table below sets forth information regarding share repurchases, reported on a trade date basis, during the three months ended December 31, 2022:

Period	Total number of shares purchased	Weighted-average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (millions)(1)
October 1, 2022 through October 31, 2022	232,104	$ 241.76	232,104	$ 2,093.9
November 1, 2022 through November 30, 2022	248,811	$ 238.92	248,811	$ 2,034.5
December 1, 2022 through December 31, 2022	155,411	$ 221.70	155,411	$ 2,000.0
Total	636,326		636,326	

(1)   On September 21, 2022, the Board authorized a $2.1 billion increase to the amount available for repurchases of the Company's issued and outstanding common shares, with $2.0 billion available for repurchases beginning in 2023. See Note 15 - *Stockholders' Equity*, within the notes to the consolidated financial statements for additional information.

The repurchases may be executed from time to time, subject to general business and market conditions and other investment opportunities, through open market purchases or privately negotiated transactions, including transactions with affiliates, with the timing of purchases and the amount of shares purchased generally determined at the discretion of the Company within the constraints of the Credit Agreement, the Indentures, applicable laws and consideration of the Company's general liquidity needs.

Item 6. Reserved

GLOSSARY OF TERMS

Adjusted Net Income: A non-GAAP financial measure defined as net income plus the after-tax impact of amortization of other intangibles and acquisition costs.

Basis Point: One basis point equals 1/100th of 1%.

CFTC: The Commodity Futures Trading Commission.

Core G&A: A non-GAAP financial measure defined as total expense excluding the following expenses: advisory and commission; depreciation and amortization; interest expense on borrowings; brokerage, clearing and exchange; amortization of other intangibles; loss on extinguishment of debt; promotional (ongoing); acquisition costs; employee share-based compensation; and regulatory charges.

Corporate Cash: A component of cash and equivalents that includes the sum of cash and equivalents from the following: (1) cash and equivalents held at LPL Holdings, Inc., (2) cash and equivalents held at regulated subsidiaries as defined by the Company's Credit Agreement (as defined below), which include LPL Financial LLC and The Private Trust Company, N.A., in excess of the capital requirements of the Company's Credit Agreement (as defined below), which, in the case of LPL Financial LLC, is net capital in excess of 10% of its aggregate debits, or five times the net capital required in accordance with the Uniform Net Capital Rule (as defined below), and (3) cash and equivalents held at non-regulated subsidiaries.

Credit Agreement: The Company's amended and restated credit agreement.

Credit Agreement EBITDA: A non-GAAP financial measure defined in the Credit Agreement as "Consolidated EBITDA," which is Consolidated Net Income (as defined in the Credit Agreement) plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles, and is further adjusted to exclude certain non-cash charges and other adjustments (including unusual or non-recurring charges) and gains, and to include future expected cost savings, operating expense reductions or other synergies from certain transactions.

Dodd-Frank Act: The Dodd-Frank Wall Street Reform and Consumer Protection Act.

DOL: The United States Department of Labor.

EBITDA: A non-GAAP financial measure defined as net income plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles.

EPS prior to amortization of intangible assets and acquisition costs: A non-GAAP financial measure defined as Adjusted Net Income divided by the weighted average number of diluted shares outstanding for the applicable period.

ERISA: The Employee Retirement Income Security Act of 1974.

FINRA: The Financial Industry Regulatory Authority.

GAAP: Accounting principles generally accepted in the United States of America.

Gross profit: Non-GAAP financial measure defined as total revenue less advisory and commission expense and brokerage, clearing and exchange expense.

Indentures: The indentures governing the Company's senior unsecured notes.

Leverage Ratio: A financial metric from our Credit Agreement that is calculated by dividing Credit Agreement net debt, which equals consolidated total debt less Corporate Cash, by Credit Agreement EBITDA.

NFA: The National Futures Association.

OCC: The Office of the Comptroller of the Currency.

RIA: Registered investment advisor.

SEC: The U.S. Securities and Exchange Commission.

SRO: Self-regulatory organization.

Uniform Net Capital Rule: Refers to Rule 15c3-1 under the Securities Exchange Act of 1934, which specifies minimum capital requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-K, our actual results may differ materially from those anticipated in these forward-looking statements. Please also refer to the section under heading "Special Note Regarding Forward-Looking Statements."

Business Overview

We are a leader in the advisor-mediated marketplace as the nation's largest independent broker-dealer, a leading investment advisory firm, and a top custodian. We serve independent financial advisors and enterprises, providing them with the technology solutions, brokerage and advisory platforms, clearing services, compliance services, consultative practice management programs and training, business services and planning and advice services, and in-house research they need to run successful businesses. We enable them to provide personalized financial guidance to millions of American families seeking wealth management, retirement planning, financial planning and asset management solutions. Please consult Part I, *"Item 1. Business"* for additional information related to our business activities.

Our Sources of Revenue

Our revenue is derived primarily from fees and commissions from products and advisory services offered by our advisors to their clients, a substantial portion of which we pay out to our advisors, as well as fees we receive from our advisors for the use of our technology, custody, clearing, trust and reporting platforms. We also generate asset-based revenue through our insured bank sweep vehicles, money market account balances and the access we provide to a variety of product providers with the following product lines:

• Alternative Investments	• Retirement Plan Products
• Annuities	• Separately Managed Accounts
• Exchange Traded Products	• Structured Products
• Insurance Based Products	• Unit Investment Trusts
• Mutual Funds	

Under our self-clearing platform, we custody the majority of client assets invested in these financial products, for which we provide statements, transaction processing and ongoing account management. In return for these services, mutual funds, insurance companies, banks and other financial product sponsors pay us fees based on asset levels or number of accounts managed. We also earn interest from margin loans made to our advisors' clients, cash and equivalents segregated under federal or other regulations, advisor repayable loans and operating cash, which is included in Interest income, net in the consolidated statements of income. A portion of our revenue is not asset-based or correlated with the equity financial markets.

We regularly review various aspects of our operations and service offerings, including our policies, procedures and platforms, in response to marketplace developments. We seek to continuously improve and enhance aspects of our operations and service offerings in order to position our advisors for long-term growth and to align with competitive and regulatory developments. For example, we regularly review the structure and fees of our products and services, including related disclosures, in the context of the changing regulatory environment and competitive landscape for advisory and brokerage accounts.

Significant Events

Closed on the acquisition of Financial Resources Group Investment Services

On November 2, 2022, we entered into a definitive purchase agreement to acquire FRGIS, an independent branch office and broker-dealer supporting approximately 800 advisors and 85 financial institutions, serving approximately $40 billion of brokerage and advisory assets, for an initial payment of approximately $140 million with potential contingent payments over the three years following the closing. The transaction closed on January 31, 2023.

The Board approved a $2 billion increase to the Company's existing share repurchase authorization beginning in 2023

On September 21, 2022, the Board authorized a $2.1 billion increase to the amount available for repurchases of the Company's issued and outstanding common shares, with $2.0 billion available for repurchases beginning in 2023. As of December 31, 2022, the Company had $2.0 billion remaining under its existing share repurchase program.

Implemented client cash account ("CCA") as primary sweep overflow vehicle

During the third quarter of 2022, the Company implemented CCA, its cash product held at LPL Financial, as the primary sweep overflow vehicle for funds in excess of capacity in its third-party sweep program. The Company places sweep overflow that cannot be allocated to its insured cash account ("ICA") product into the CCA. These deposits are either used to fund client margin lending or placed in third-party bank or investment accounts, both of which are segregated under federal or other regulations, where they are held as cash or invested in short-term U.S. treasury bills.

Executive Summary

Financial Highlights

Results for the year ended December 31, 2022 included net income of $845.7 million, or $10.40 per diluted share, which compares to $459.9 million, or $5.63 per diluted share, for the year ended December 31, 2021.

Asset Trends

Total advisory and brokerage assets served were $1.1 trillion at December 31, 2022, compared to $1.2 trillion at December 31, 2021. Total net new assets were $95.9 billion for the year ended December 31, 2022, compared to $190.0 billion for the same period in 2021.

Net new advisory assets were an inflow of $52.4 billion for the year ended December 31, 2022, compared to $123.5 billion in 2021. Advisory assets were $583.1 billion, or 52.5% of total advisory and brokerage assets served, at December 31, 2022, down 9% from $643.2 billion at December 31, 2021.

Net new brokerage assets were an inflow of $43.5 billion for the year ended December 31, 2022, compared to $66.6 billion in 2021. Brokerage assets were $527.7 billion at December 31, 2022, down 6% from $563.2 billion at December 31, 2021.

Gross Profit Trends

Gross profit, a non-GAAP financial measure, was $3.2 billion for the year ended December 31, 2022, an increase of 30% from $2.5 billion for the year ended December 31, 2021. See the *"Key Performance Metrics"* section for additional information on gross profit.

Common Stock Dividends and Share Repurchases

During the year ended December 31, 2022, we paid stockholders cash dividends of $79.8 million and repurchased 1,566,527 of our outstanding shares for a total of $325.0 million. The Company has increased its quarterly cash dividend by 20% to $0.30 per share beginning in the first quarter of 2023.

Key Performance Metrics

We focus on several key metrics in evaluating the success of our business relationships and our resulting financial position and operating performance. Our key operating, business and financial metrics are as follows:

		As of and for the Years Ended December 31,		
Operating Metrics (dollars in billions)(1)		**2022**		**2021**
Advisory and Brokerage Assets(2)				
Advisory assets	$	583.1	$	643.2
Brokerage assets		527.7		563.2
Total Advisory and Brokerage Assets	$	1,110.8	$	1,206.4
Advisory as a % of total Advisory and Brokerage Assets		52.5%		53.3%
Net New Assets(3)				
Net new advisory assets	$	52.4	$	123.5
Net new brokerage assets		43.5		66.6
Total Net New Assets	$	95.9	$	190.0
Organic Net New Assets				
Organic net new advisory assets	$	52.4	$	89.4
Organic net new brokerage assets		43.5		29.4
Total Organic Net New Assets	$	95.9	$	118.8
Organic advisory net new assets annualized growth(4)		8.1%		19.4%
Total organic net new assets annualized growth(4)		7.9%		13.2%

| | As of and for the Years Ended December 31, | |
	2022	2021
Client Cash Balances[5]		
Insured cash account sweep	$ 46.8	$ 30.0
Deposit cash account sweep	11.5	9.3
Total Bank Sweep	**58.4**	**39.3**
Money market sweep	3.0	16.1
Total Client Cash Sweep Held by Third Parties	**61.4**	**55.4**
Client cash account	2.7	1.7
Total Client Cash Balances	**$ 64.1**	**$ 57.1**
Client Cash Balances as a % of Total Assets	5.8%	4.7%
Net buy (sell) activity[6]	$ 61.6	$ 69.1
Business and Financial Metrics (dollars in millions)		
Advisors	21,275	19,876
Average total assets per advisor[7]	$ 52.2	$ 60.7
Share repurchases	$ 325.0	$ 90.0
Dividends	$ 79.8	$ 80.1
Leverage ratio[8]	1.39	2.26

| | Years Ended December 31, | |
Financial Metrics (dollars in millions, except per share data)	2022	2021
Total revenue	$ 8,600.8	$ 7,720.8
Net income	$ 845.7	$ 459.9
Earnings per share ("EPS"), diluted	$ 10.40	$ 5.63
Non-GAAP Financial Metrics (dollars in millions, except per share data)		
EPS prior to amortization of intangible assets and acquisition costs[9]	$ 11.52	$ 7.02
Gross profit[10]	$ 3,189.9	$ 2,454.7
EBITDA[11]	$ 1,525.3	$ 936.4
Core G&A[12]	$ 1,191.9	$ 1,058.2

_____

(1) Totals may not foot due to rounding.

(2) Consists of total advisory and brokerage assets under custody at the Company's broker-dealer subsidiary, LPL Financial. Please consult the "*Results of Operations*" section for a tabular presentation of advisory and brokerage assets.

(3) Consists of total client deposits into advisory or brokerage accounts less total client withdrawals from advisory or brokerage accounts, plus dividends, plus interest, minus advisory fees. We consider conversions from and to brokerage or advisory accounts as deposits and withdrawals, respectively.

(4) Calculated as annualized current period organic net new assets divided by preceding period assets in their respective categories of advisory assets or total advisory and brokerage assets.

(5) During the second quarter of 2022, the Company updated its definition of client cash balances to include CCA and exclude purchased money market funds. CCA balances include cash that clients have deposited with LPL Financial that is included in Client payables in the consolidated statements of financial condition. Prior period disclosures have been updated to reflect this change as applicable.

(6) Represents the amount of securities purchased less the amount of securities sold in client accounts custodied with LPL Financial.

(7) Calculated based on the end of period total advisory and brokerage assets divided by the end of period advisor count.

(8) The leverage ratio is a financial metric from our Credit Agreement and is calculated by dividing Credit Agreement net debt, which equals consolidated total debt less Corporate Cash, by Credit Agreement EBITDA. Credit Agreement EBITDA, a non-GAAP measure, is defined by the Credit Agreement as "Consolidated EBITDA," which is Consolidated Net Income (as defined in the Credit Agreement) plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles, and is further adjusted to exclude certain non-cash charges and other adjustments (including unusual or non-recurring charges) and gains, and to include future expected cost savings, operating expense reductions or other synergies from certain transactions. Please consult the *"Debt and Related Covenants"* section for more information. Below are reconciliations of corporate debt and other borrowings to Credit Agreement net debt as of the dates below and net income to EBITDA and Credit Agreement EBITDA for the periods presented below (in millions):

Credit Agreement Net Debt Reconciliation	December 31,	
	2022	2021
Corporate debt and other borrowings	$ 2,737.9	$ 2,838.6
Corporate Cash(13)	(459.4)	(237.0)
Credit Agreement Net Debt(†)	$ 2,278.5	$ 2,601.6

EBITDA and Credit Agreement EBITDA Reconciliation	Years Ended December 31,	
	2022	2021
Net income	$ 845.7	$ 459.9
Interest expense on borrowings	126.2	104.4
Provision for income taxes	266.0	141.5
Depreciation and amortization	199.8	151.4
Amortization of other intangibles	87.6	79.3
EBITDA(†)	$ 1,525.3	$ 936.4
Credit Agreement Adjustments:		
Acquisition costs and other	$ 50.7	$ 92.1
Employee share-based compensation	50.1	41.8
M&A accretion(14)	10.6	53.6
Advisor share-based compensation	2.5	2.3
Loss on extinguishment of debt	—	24.4
Credit Agreement EBITDA(†)	$ 1,639.1	$ 1,150.7

	December 31,	
	2022	2021
Leverage Ratio	1.39	2.26

———————————
(†)   Totals may not foot due to rounding.

(9) EPS prior to amortization of intangible assets and acquisition costs is a non-GAAP financial measure defined as adjusted net income, a non-GAAP financial measure defined as net income plus the after-tax impact of amortization of other intangibles and acquisition costs, divided by the weighted average number of diluted shares outstanding for the applicable period. The Company presents adjusted net income and EPS prior to amortization of intangible assets and acquisition costs because management believes that these metrics can provide investors with useful insight into the Company's core operating performance by excluding non-cash items and acquisition costs that management does not believe impact the Company's ongoing operations. Adjusted net income and EPS prior to amortization of intangible assets and acquisition costs are not measures of the Company's financial performance under GAAP and should not be considered as alternatives to net income, earnings per diluted share or any other performance measure derived in accordance with GAAP. Below is a reconciliation of net income and earnings per diluted share to adjusted net income and EPS prior to amortization of intangible assets and acquisition costs for the periods presented (in millions, except per share data):

	Years Ended December 31,			
	2022		2021	
Adjusted net income / EPS prior to amortization of intangible assets and acquisition costs Reconciliation	Amount	Per Share	Amount	Per Share
Net income / earnings per diluted share	$ 845.7	$ 10.40	$ 459.9	$ 5.63
Amortization of other intangibles	87.6	1.08	79.3	0.97
Acquisition costs(15)	36.2	0.44	76.4	0.93
Tax benefit	(32.7)	(0.40)	(41.4)	(0.51)
Adjusted net income / EPS prior to amortization of intangible assets and acquisition costs(†)	$ 936.7	$ 11.52	$ 574.1	$ 7.02
Weighted-average shares outstanding, diluted	81.3		81.7	

———————————
(†)   Totals may not foot due to rounding.

(10)   Gross profit is a non-GAAP financial measure defined as total revenue less advisory and commission expense and brokerage, clearing and exchange expense. All other expense categories, including depreciation and amortization of property and equipment and amortization of other intangibles, are considered by management to be general and administrative in nature. Because our gross profit amounts do not include any depreciation and amortization expense, we consider our gross profit amounts to be non-GAAP financial measures that may not be comparable to those of others in our industry. We believe that gross profit amounts can provide investors with useful insight into our core operating performance before indirect costs that are general and administrative in nature. Below is a calculation of gross profit for the periods presented (in millions):

	Years Ended December 31,	
Gross Profit	**2022**	**2021**
Total revenue	$ 8,600.8	$ 7,720.8
Advisory and commission expense	5,324.8	5,180.1
Brokerage, clearing and exchange expense	86.1	86.0
Gross Profit(†)	$ 3,189.9	$ 2,454.7

_____
(†)   Totals may not foot due to rounding.

(11)   EBITDA is a non-GAAP financial measure defined as net income plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles. The Company presents EBITDA because management believes that it can be a useful financial metric in understanding the Company's earnings from operations. EBITDA is not a measure of the Company's financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP. Below is a reconciliation of net income to EBITDA for the periods presented (in millions):

	Years Ended December 31,	
EBITDA Reconciliation	**2022**	**2021**
Net income	$ 845.7	$ 459.9
Interest expense on borrowings	126.2	104.4
Provision for income taxes	266.0	141.5
Depreciation and amortization	199.8	151.4
Amortization of other intangibles	87.6	79.3
EBITDA(†)	$ 1,525.3	$ 936.4

_____
(†)   Totals may not foot due to rounding.

(12)   Core G&A is a non-GAAP financial measure defined as total expense less the following expenses: advisory and commission; depreciation and amortization; interest expense on borrowings; brokerage, clearing and exchange; amortization of other intangibles; loss on extinguishment of debt; promotional (ongoing); acquisition costs; regulatory charges; and employee share-based compensation. Management presents core G&A because it believes core G&A reflects the corporate expense categories over which management can generally exercise a measure of control, compared with expense items over which management either cannot exercise control, such as advisory and commission expense, or which management views as promotional expense necessary to support advisor growth and retention, including conferences and transition assistance. Core G&A is not a measure of the Company's total expense as calculated in accordance with GAAP. Below is a reconciliation of the Company's total expense to core G&A for the periods presented (in millions):

	Years Ended December 31,	
Core G&A Reconciliation	**2022**	**2021**
Total expense	$ 7,489.2	$ 7,119.5
Advisory and commission	5,324.8	5,180.1
Depreciation and amortization	199.8	151.4
Interest expense on borrowings	126.2	104.4
Amortization of other intangibles	87.6	79.3
Brokerage, clearing and exchange	86.1	86.0
Loss on extinguishment of debt	—	24.4
Total G&A(†)	1,664.7	1,493.9
Promotional (ongoing)(15)(16)	353.9	288.0
Employee share-based compensation	50.1	41.8
Acquisition costs(15)	36.2	76.4
Regulatory charges	32.6	29.4
Core G&A(†)	$ 1,191.9	$ 1,058.2

_____
(†)   Totals may not foot due to rounding.

(13)   See the *"Liquidity and Capital Resources"* section for additional information about Corporate Cash.

(14)   M&A accretion is an adjustment to reflect the annualized expected run rate EBITDA of an acquisition as permitted by the Credit Agreement for up to eight fiscal quarters following the close of such acquisition.

(15) Acquisition costs include the costs to setup, onboard and integrate acquired entities. The below table summarizes the primary components of acquisition costs for the periods presented (in millions):

	Years Ended December 31,	
Acquisition costs	**2022**	**2021**
Compensation and benefits	$ 20.6	$ 36.4
Professional services	12.0	18.7
Promotional(16)	2.3	14.3
Other	1.3	7.0
Acquisition costs	**$ 36.2**	**$ 76.4**

(16) Promotional (ongoing) for the year ended December 31, 2022 includes $16.1 million of support costs related to full-time employees that are classified within Compensation and benefits expense in the consolidated statements of income. Promotional (ongoing) for the year ended December 31, 2022 excludes $2.3 million of expenses incurred as a result of acquisitions, which are included in the Acquisition costs line item.

Acquisitions, Integrations and Divestitures

We continuously assess the competitive landscape in connection with our capital allocation framework as we pursue acquisitions, integrations and divestitures. These activities are part of our overall growth strategy but can distort comparability when reviewing revenue and expense trends for periods presented. Our recent acquisition activity includes the following:

- On November 2, 2022, we entered into a definitive purchase agreement to acquire FRGIS, an independent branch office and broker-dealer supporting approximately 800 advisors and 85 financial institutions, serving approximately $40 billion of brokerage and advisory assets, for an initial payment of approximately $140 million with potential contingent payments over the three years following the closing. The transaction closed on January 31, 2023.

- We acquired customer relationship intangible assets of $54.1 million as a result of acquisitions under our Liquidity & Succession solution, under which we buy advisor practices, during the year ended December 31, 2022.

- On April 30, 2021, we acquired the wealth management business of Waddell & Reed Financial, Inc. ("Waddell & Reed").

See Note 4 - *Acquisitions*, within the notes to the consolidated financial statements for further detail.

Economic Overview and Impact of Financial Market Events

Our business is directly and indirectly sensitive to several macroeconomic factors and the state of the financial markets in the United States. According to the most recent estimate from the U.S. Bureau of Economic Analysis, the U.S. economy grew 2.1% in 2022, and at an annualized pace of 2.7% in the fourth quarter of 2022 after growing at an annualized pace of 3.2% in the third quarter of 2022. Growth was mainly concentrated in the beginning of the fourth quarter as the economy slowed down in December from weaker consumer spending power, rising geopolitical uncertainty and slower business activity.

Although inflation, rising interest rates and volatile global markets were all headwinds, the U.S. economy is projected to have added approximately 874,000 jobs in the fourth quarter of 2022, while the unemployment rate averaged 3.6% in the fourth quarter, consistent with the average during the third quarter of 2022. The equity markets experienced volatility from an increasingly hawkish Federal Reserve ("Fed") yet the S&P 500 appreciated 7% and Bloomberg Barclays U.S. Aggregate Bond Index rose 1.85% during the fourth quarter.

Our business is also sensitive to current and expected short-term interest rates, which are largely driven by Fed policy. During the fourth quarter of 2022, Fed policymakers increased the target range for the federal funds rate to 4.25% to 4.50%. The Fed anticipates that ongoing increases to the target range will continue to be appropriate. Please consult the *"Risks Related to Our Business and Industry"* section within Part I*, "Item 1A. Risk Factors"* for more information about the risks associated with significant interest rate changes and the potential related effects on our profitability and financial condition.

Results of Operations

A discussion of changes in our results of operations during the year ended December 31, 2021 compared to the year ended December 31, 2020 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 22, 2022.

The following discussion presents an analysis of our results of operations for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,		% Change
	2022	**2021**	
REVENUE			
Advisory	$ 3,875,154	$ 3,525,430	10%
Commission:			
Trailing	1,292,358	1,404,628	(8%)
Sales-based	1,033,806	974,055	6%
Total commission	2,326,164	2,378,683	(2%)
Asset-based:			
Client cash	953,624	360,847	164%
Other asset-based	806,649	787,220	2%
Total asset-based	1,760,273	1,148,067	53%
Service and fee	467,381	411,761	14%
Transaction	181,260	156,336	16%
Interest income, net	77,126	28,577	170%
Other	(86,533)	71,976	n/m
Total revenue	8,600,825	7,720,830	11%
EXPENSE			
Advisory and commission	5,324,827	5,180,090	3%
Compensation and benefits	820,736	741,003	11%
Promotional	339,994	302,285	12%
Occupancy and equipment	219,798	185,531	18%
Depreciation and amortization	199,817	151,428	32%
Interest expense on borrowings	126,234	104,414	21%
Amortization of other intangibles	87,560	79,260	10%
Brokerage, clearing and exchange	86,063	86,023	—%
Professional services	72,519	73,231	(1%)
Communications and data processing	67,687	60,296	12%
Loss on extinguishment of debt	—	24,400	(100%)
Other	143,937	131,540	9%
Total expense	7,489,172	7,119,501	5%
INCOME BEFORE PROVISION FOR INCOME TAXES	1,111,653	601,329	85%
PROVISION FOR INCOME TAXES	265,951	141,463	88%
NET INCOME	$ 845,702	$ 459,866	84%

Revenue

Advisory

Advisory revenue represents fees charged to advisors' clients' advisory accounts on our corporate RIA advisory platform and is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. We provide ongoing investment advice and act as a custodian, providing brokerage and execution services on transactions, and perform administrative services for these accounts. Advisory fees are primarily billed to clients on a quarterly basis in advance, and are recognized as revenue ratably during the quarter. The performance obligation for advisory fees is considered a series of distinct services that are substantially the same and are satisfied daily. As the value of the eligible assets in an advisory account is susceptible to changes due to customer activity, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The majority of these client accounts are on a calendar quarter and are billed using values as of the last business day of the preceding quarter. The value of the eligible assets in an advisory account on the billing date is adjusted for estimates of contributions and withdrawals to determine the amount billed, and accordingly, the revenue earned in the following three-month period. Advisory revenue collected on our corporate RIA advisory platform is proposed by the advisor and agreed to by the client and was approximately 1% of the underlying assets for the year ended December 31, 2022.

We also support Independent RIAs through our Independent RIA advisory platform, which allows advisors to engage us for technology, clearing and custody services, as well as access the capabilities of our investment platforms. The assets held under an Independent RIA's investment advisory accounts custodied with LPL Financial are included in total advisory assets and net new advisory assets. However, the advisory revenue generated by an Independent RIA is not included in our advisory revenue. We charge separate fees to Independent RIAs for technology, clearing, administrative, oversight and custody services, which may vary and are included in our Service and fee revenue in our consolidated statements of income.

The following table summarizes the composition of advisory assets for the periods presented (in billions):

		December 31,			
		2022	2021	$ Change	% Change
Corporate advisory assets	$	389.1	$ 429.6	$ (40.5)	(9)%
Independent RIA advisory assets		194.0	213.6	(19.6)	(9)%
Total advisory assets	$	583.1	$ 643.2	$ (60.1)	(9)%

Net new advisory assets are generated throughout the quarter, therefore, the full impact of net new advisory assets to advisory revenue is not realized in the same period. The following table summarizes activity impacting advisory assets for the periods presented (in billions):

		Years Ended December 31,	
		2022	2021
Beginning balance at January 1	$	643.2	$ 461.2
Net new advisory assets(1)		52.4	123.5
Market impact(2)		(112.5)	58.5
Ending balance at December 31	$	583.1	$ 643.2

---

(1) Net new advisory assets consist of total client deposits into custodied advisory accounts less total client withdrawals from custodied advisory accounts, plus dividends, plus interest, minus advisory fees. We consider conversions from and to brokerage accounts as deposits and withdrawals, respectively.

(2) Market impact is the difference between the beginning and ending asset balance less the net new asset amounts, representing the implied growth or decline in asset balances due to market changes over the same period of time.

Advisory revenue increased during the year ended December 31, 2022 as compared to the same period in 2021. The increase during the year ended December 31, 2022 was driven primarily by continued organic growth and the full year impact of Waddell & Reed assets, partially offset by a decline in advisory asset balances due to market changes.

Commission

We generate two types of commission revenue: (1) sales-based commissions that are recognized at the point of sale on the trade date and are based on a percentage of an investment product's current market value at the time of purchase and (2) trailing commissions that are recognized over time as earned and are generally based on the market value of investment holdings in trail-eligible assets. Sales-based commission revenue, which occurs when clients trade securities or purchase various types of investment products, primarily represents gross commissions generated by our advisors and can vary from period to period based on the overall economic environment, number of trading days in the reporting period and investment activity of our advisors' clients. We earn trailing commission revenue primarily on mutual funds and variable annuities held by clients of our advisors. See Note 3 - *Revenue,* within the notes to the consolidated financial statements for further detail regarding our commission revenue by product category.

The following table sets forth the components of our commission revenue for the periods presented (in thousands):

| | Years Ended December 31, | | | |
	2022	2021	$ Change	% Change
Trailing	$ 1,292,358	$ 1,404,628	$ (112,270)	(8)%
Sales-based	1,033,806	974,055	59,751	6 %
Total commission revenue	$ 2,326,164	$ 2,378,683	$ (52,519)	(2)%

The decrease in trailing commission revenue in 2022 compared to 2021 was primarily due to volatility-driven declines in trail-eligible assets. The increase in sales-based commission revenue in 2022 compared to 2021 was primarily driven by increases in sales of annuities, partially offset by a decrease in sales of mutual funds.

The following table summarizes activity impacting brokerage assets for the periods presented (in billions):

| | Years Ended December 31, | |
	2022	2021
Beginning balance at January 1	$ 563.2	$ 441.9
Net new brokerage assets[1]	43.5	66.6
Market impact[2]	(79.0)	54.7
Ending balance at December 31	$ 527.7	$ 563.2

[1] Net new brokerage assets consist of total client deposits into brokerage accounts less total client withdrawals from brokerage accounts, plus dividends, plus interest. We consider conversions from and to advisory accounts as deposits and withdrawals, respectively.

[2] Market impact is the difference between the beginning and ending asset balance less the net new asset amounts, representing the implied growth or decline in asset balances due to market changes over the same period of time.

Asset-Based

Asset-based revenue consists of fees from our client cash programs, fees from our sponsorship programs with financial product manufacturers and fees from omnibus processing and networking services (collectively referred to as "recordkeeping"). Client cash revenue is generated on advisors' clients' cash balances in insured bank sweep accounts and money market accounts. We also receive fees from certain financial product manufacturers in connection with sponsorship programs that support our marketing and sales force education and training efforts. Compensation for these performance obligations is either a fixed fee, a percentage of the average annual amount of product sponsor assets held in advisors' clients' accounts, a percentage of new sales or a combination. Omnibus processing revenue is paid to us by mutual fund product sponsors or their affiliates and is based on the value of mutual fund assets in accounts for which the Company provides omnibus processing services and the number of accounts in which the related mutual fund positions are held. Networking revenue on brokerage assets is correlated to the number of positions we administer and is paid to us by mutual fund product sponsors and annuity product manufacturers.

Asset-based revenue for the year ended December 31, 2022 increased by $612.2 million compared to 2021, primarily due to an increase in client cash revenue. Client cash revenue for the year ended December 31, 2022 increased compared to 2021 due to increases to the federal funds effective rate and higher average client cash balances. For the year ended December 31, 2022, our average client cash balances increased to $61.9 billion compared to $47.5 billion for the year ended December 31, 2021.

Service and Fee

Service and fee revenue is generated from advisor and retail investor services, including technology, insurance, conferences, licensing, business services and planning and advice services, IRA custodian and other client account fees. We charge separate fees to RIAs on our Independent RIA advisory platform for technology, clearing, administrative, oversight and custody services, which may vary. We also host certain advisor conferences that serve as training, education, sales and marketing events for which we charge sponsors a fee. Service and fee revenue for the year ended December 31, 2022 increased by $55.6 million compared to 2021, primarily from increases in conference fees, increases in IRA custodian fees driven by growth in accounts, and increases in business services and planning and advice services fees due to growth in subscriptions. Conference fees were higher in 2022 as all conferences were held in person compared to 2021, where one of our larger conferences was held virtually and several conferences were cancelled due to the COVID-19 pandemic.

Transaction

Transaction revenue includes transaction charges generated in both advisory and brokerage accounts from mutual funds, exchange-traded funds and fixed income products. Transaction revenue for the year ended December 31, 2022 increased by $24.9 million compared to 2021, primarily due to increases in the number of transactions and transaction charges for managed assets, mutual funds and fixed income products.

Interest Income, net

We earn interest income primarily from client margin loans, CCA balances segregated under federal or other regulations and advisor repayable loans. Interest income, net for the year ended December 31, 2022 increased compared to 2021, primarily due to higher interest earned on margin loans, bank deposits and short-term U.S. treasury bills, partially offset by interest paid on CCA balances.

Other

Other revenue primarily includes unrealized gains and losses on assets held by us in our advisor non-qualified deferred compensation plan and model research portfolios and other miscellaneous revenue, which is not generated from contracts with customers. Other revenue for the year ended December 31, 2022 decreased by $158.5 million compared to 2021, primarily due to realized and unrealized losses on assets held in our advisor non-qualified deferred compensation plan, which are based on the market performance of the underlying investment allocations chosen by advisors in the plan.

Expense

Advisory and Commission

Advisory and commission expense consists of the following: payout amounts that are earned by and paid out to advisors and enterprises based on advisory and commission revenue earned on each client's account, production-based bonuses earned by advisors and enterprises based on the levels of advisory and commission revenue they produce, compensation and benefits paid to employee advisors, the recognition of share-based compensation expense from equity awards granted to advisors and enterprises based on the fair value of the awards at grant date and the deferred advisory and commission fee expense associated with mark-to-market gains or losses on the non-qualified deferred compensation plan offered to our advisors.

The following table sets forth our payout rate, which is a statistical or operating measure, for the periods presented:

	Years Ended December 31,		
	2022	**2021**	**Change**
Payout rate	87.32 %	86.74 %	58 bps

Our payout rate increased for the year ended December 31, 2022 compared to 2021 due to increases in sales of higher-payout products and the impact of onboarding of enterprises during the year.

Compensation and Benefits

Compensation and benefits expense includes salaries, wages, benefits, share-based compensation and related taxes for our employees, as well as compensation for temporary workers and contractors. The following table sets forth our average number of employees for the periods presented:

	Years Ended December 31,		
	2022	**2021**	**% Change**
Average number of employees	6,524	5,283	23%

Compensation and benefits expense for the year ended December 31, 2022 increased by $79.7 million compared to 2021, primarily due to an increase in headcount.

Promotional

Promotional expense includes business development costs related to advisor recruitment and retention, costs related to hosting certain advisory conferences that serve as training, sales and marketing events, and other costs that support advisor business growth. For the year ended December 31, 2022 promotional expense increased by $37.7 million compared to 2021, primarily due to increases in recruited assets and advisors that led to higher costs to support transition assistance and retention, as well as increases in conference spend as we returned to in-person events.

Occupancy and Equipment

Occupancy and equipment expense includes the costs of leasing and maintaining our office spaces, software licensing and maintenance costs, and maintenance expense on computer hardware and other equipment. Occupancy and equipment expense for the year ended December 31, 2022 increased by $34.3 million compared to 2021, primarily due to increased expense related to software licenses.

Depreciation and Amortization

Depreciation and amortization expense relates to the use of property and equipment, which includes internally developed software, hardware, leasehold improvements and other equipment. Depreciation and amortization expense for the year ended December 31, 2022 increased by $48.4 million compared to 2021, primarily due to our continued investment in technology to support the integrations, enhance our advisor platform and experience, and support onboarding of enterprises.

Interest Expense on Borrowings

Interest expense on borrowings includes the interest associated with the Company's senior notes, senior secured Term Loan B ("Term Loan B"), amortization of debt issuance costs and fees associated with the Company's revolving lines of credit. Interest expense on borrowings for the year ended December 31, 2022 increased by $21.8 million compared to 2021, primarily due to increases in interest rates associated with our Term Loan B. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

Amortization of Other Intangibles

Amortization of other intangibles represents the benefits received for the use of long-lived intangible assets established through our acquisitions. Amortization of other intangibles for the year ended December 31, 2022 increased by $8.3 million compared to 2021, primarily due to increases in intangible assets resulting from acquisitions. See Note 4 - *Acquisitions* and Note 9 - *Goodwill and Other Intangibles, Net* within the notes to the consolidated financial statements for further detail.

Loss on Extinguishment of Debt

On March 15, 2021, we issued senior unsecured notes due in 2029 and redeemed our existing senior unsecured notes due in 2025. In connection with these transactions, we incurred a $24.4 million loss on extinguishment of debt for the year ended December 31, 2021. There was no loss on extinguishment of debt for the year ended December 31, 2022.

Other Expense

Other expense includes the costs of the investigation, settlement and resolution of regulatory matters (including customer restitution and remediation), licensing fees, insurance, broker-dealer regulator fees, travel-related expenses and other miscellaneous expenses. Other expense depends in part on the size and timing of resolving regulatory matters and the availability of self-insurance coverage, which in turn depend in part on the amount and timing of resolving historical claims. Other expense for the year ended December 31, 2022 increased by $12.4 million compared to 2021, primarily due to increases in legal fees and travel-related costs, partially offset by decreases in costs related to Waddell & Reed transitional support.

COVID-19 Impact

The COVID-19 pandemic has had a significant impact on global financial markets, and we continue to monitor for developments that could have a material effect on our operations. Please consult the *"Risks Related to Our Business and Industry"* section within Part I, *"Item 1A. Risk Factors"* for more information about the risks associated with COVID-19.

Liquidity and Capital Resources

We have established liquidity and capital policies intended to support the execution of strategic initiatives, while meeting regulatory capital requirements and maintaining ongoing and sufficient liquidity. We believe liquidity is of critical importance to the Company and, in particular, to LPL Financial, our primary broker-dealer subsidiary. The objective of our policies is to ensure that we can meet our strategic, operational and regulatory liquidity and capital requirements under both normal operating conditions and under periods of stress in the financial markets.

Liquidity

Our liquidity needs are primarily driven by capital requirements at LPL Financial, interest due on our corporate debt and other capital returns to stockholders. Our liquidity needs at LPL Financial are driven primarily by the level and volatility of our client activity. Management maintains a set of liquidity sources and monitors certain business trends and market metrics closely in an effort to ensure we have sufficient liquidity. We believe that based on current levels of cash flows from operations and anticipated growth, together with available cash balances and external liquidity sources, we have adequate liquidity to satisfy our short-term and long-term working capital needs, the payment of all of our obligations and the funding of anticipated capital expenditures.

Parent Company Liquidity

LPL Holdings, Inc. ("Parent"), the direct holding company of our operating subsidiaries, considers its primary source of liquidity to be Corporate Cash. Corporate Cash, a component of cash and equivalents, is the sum of cash and equivalents from the following: (1) cash and equivalents held at the Parent, (2) cash and equivalents held at regulated subsidiaries as defined by the Credit Agreement, which include LPL Financial and PTC, in excess of the capital requirements of the Credit Agreement (which, in the case of LPL Financial, is net capital in excess of 10% of its aggregate debits, or five times the net capital required in accordance with Exchange Act Rule 15c3-1) and (3) cash and equivalents held at non-regulated subsidiaries.

We believe Corporate Cash is a useful measure of the Parent's liquidity as it represents the capital available for use in excess of the amount we are required to reserve pursuant to the Credit Agreement. The following table presents the components of Corporate Cash (in thousands):

	December 31, 2022	December 31, 2021
Cash and equivalents	$ 847,519	$ 495,246
Cash at regulated subsidiaries	(392,571)	(284,105)
Excess cash at regulated subsidiaries per the Credit Agreement	4,439	25,846
Corporate Cash	$ 459,387	$ 236,987
Corporate Cash		
Cash at Parent	$ 448,180	$ 202,407
Excess cash at regulated subsidiaries per the Credit Agreement	4,439	25,846
Cash at non-regulated subsidiaries	6,768	8,734
Corporate Cash	$ 459,387	$ 236,987

Corporate Cash is monitored as part of our liquidity risk management. We target maintaining approximately $200.0 million in Corporate Cash, which covers approximately 18 months of principal and interest due on our corporate debt. The Company maintains additional liquidity through a $1.0 billion secured committed revolving credit facility. The Parent has the ability to borrow against the credit facility for working capital and general corporate purposes. Dividends from and excess capital generated by LPL Financial are the primary sources of liquidity. Subject to regulatory approval or notification, capital generated by regulated subsidiaries can be distributed to the Parent to the extent the capital levels exceed regulatory requirements, Credit Agreement requirements and internal capital thresholds. During the twelve months ended December 31, 2022 and 2021, LPL Financial paid dividends of $1.1 billion and $465.0 million to the Parent, respectively.

Cash requirements and liquidity needs are primarily funded through our cash flow from operations and our capacity for additional borrowing. We actively monitor changes to our liquidity needs caused by general business volumes and price volatility, including higher margin requirements of clearing corporations and exchanges, and stress scenarios involving a sustained market downturn and the persistence of current interest rates. We believe that based on current levels of operations and anticipated growth, our cash flow from operations, together with other available sources of funds, which include five uncommitted lines of credit, the revolving credit facility established through our Credit Agreement and the committed revolving credit facility of LPL Financial, will provide us with adequate liquidity to satisfy our short-term and long-term working capital needs, the payment of all of our obligations and the funding of anticipated capital expenditures.

We regularly evaluate our existing indebtedness, including potential refinancing opportunities, based on a number of factors, including our capital requirements, future prospects, contractual restrictions, the availability of refinancing on attractive terms and general market conditions. The earliest principal maturity date for our corporate debt is in 2026 and our revolving credit facilities mature between 2023 and 2026, which makes us less dependent on capital markets in the near-term.

Share Repurchases

We engage in a share repurchase program that was approved by our Board, pursuant to which we may repurchase our issued and outstanding shares of common stock from time to time. Purchases may be effected in open market or privately negotiated transactions. Our current capital deployment framework remains focused on investing in organic growth first, pursuing acquisitions where appropriate and returning excess capital to stockholders. While we continue to see opportunities to deploy capital in support of organic growth and acquisitions, we resumed share repurchases in the third quarter of 2021 with the initial focus on an amount to offset dilution. We repurchased $325.0 million, representing 1,566,527 shares, during the year ended December 31, 2022. Additionally, on September 21, 2022, the Board authorized a $2.1 billion increase to the amount available for repurchases of our issued and outstanding common shares, with $2.0 billion available for repurchases beginning in 2023. We currently plan to complete the repurchases over approximately two years. The timing and amount of share repurchases, if any, is determined at our discretion within the constraints of our Credit Agreement, the Indentures, applicable laws and consideration of our general liquidity needs. See Note 15 - *Stockholders' Equity*, within the notes to the consolidated financial statements for additional information regarding our share repurchases.

Common Stock Dividends

The payment, timing and amount of any dividends are subject to approval by the Board as well as certain limits under our Credit Agreement and the Indentures. See Note 15 - *Stockholders' Equity*, within the notes to the consolidated financial statements for additional information regarding our dividends.

LPL Financial Liquidity

LPL Financial relies primarily on client payables to fund margin lending. LPL Financial maintains additional liquidity through external lines of credit totaling $1.2 billion at December 31, 2022. LPL Financial also maintains a line of credit with the Parent.

External Liquidity Sources

The following table presents amounts outstanding and available under our external lines of credit at December 31, 2022 (in millions):

Description	Borrower	Maturity Date	Outstanding	Available
Senior secured, revolving credit facility	LPL Holdings, Inc.	March 2026	$ —	$ 1,000
Broker-dealer revolving credit facility	LPL Financial LLC	August 2023	$ —	$ 1,000
Unsecured, uncommitted lines of credit	LPL Financial LLC	September 2023	$ —	$ 75
Unsecured, uncommitted lines of credit	LPL Financial LLC	September 2023	$ —	$ 50
Unsecured, uncommitted lines of credit	LPL Financial LLC	None	$ —	$ 75
Secured, uncommitted lines of credit	LPL Financial LLC	None	$ —	unspecified
Secured, uncommitted lines of credit	LPL Financial LLC	None	$ —	unspecified

Capital Resources

The Company seeks to manage capital levels in support of its business strategy of generating and effectively deploying capital for the benefit of our stockholders.

Our primary requirement for working capital relates to funds we loan to our advisors' clients for trading conducted on margin and funds we are required to maintain for regulatory capital and reserves based on the requirements of our regulators and clearing organizations, which also consider client balances and trading activities. We have several sources of funds that enable us to meet increases in working capital requirements that relate to increases in client margin activities and balances. These sources include cash and equivalents on hand, the committed revolving credit facility of LPL Financial and proceeds from repledging or selling client securities in margin accounts. When an advisor's client purchases securities on margin or uses securities as collateral to borrow from us on margin, we are permitted, pursuant to the applicable securities industry regulations, to repledge, loan or sell securities, up to 140% of the client's margin loan balance, that collateralize those margin accounts.

Our other working capital needs are primarily related to loans we are making to advisors and timing associated with receivables and payables, which we have satisfied in the past from internally generated cash flows.

We may sometimes be required to fund timing differences arising from the delayed receipt of client funds associated with the settlement of client transactions in securities markets and cash sweep balances held at third-party banks. These timing differences are funded either with internally generated cash flows or, if needed, with funds drawn on our uncommitted lines of credit at LPL Financial or one of our revolving credit facilities.

LPL Financial is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. LPL Financial computes net capital requirements under the alternative method, which requires firms to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from client transactions. At December 31, 2022, LPL Financial had net capital of $49.5 million with a minimum net capital requirement of $13.3 million.

LPL Financial's ability to pay dividends greater than 10% of its excess net capital during any 35-day rolling period requires approval from FINRA. In addition, payment of dividends is restricted if LPL Financial's net capital would be less than 5% of aggregate customer debit balances.

LPL Financial also acts as an introducing broker-dealer for commodities and futures. Accordingly, its trading activities are subject to the NFA financial requirements and it is required to maintain net capital that is in excess of or equal to the greatest of NFA's minimum financial requirements. The NFA was designated by the Commodity Futures Trading Commission as LPL Financial's primary regulator for such activities. Currently, the highest NFA requirement is the minimum net capital calculated and required pursuant to the SEC's Uniform Net Capital Rule.

Our subsidiary, PTC, is also subject to various regulatory capital requirements. Failure to meet the respective minimum capital requirements can result in certain mandatory and discretionary actions by regulators that, if undertaken, could have substantial monetary and non-monetary impacts on PTC's operations.

Debt and Related Covenants

The Credit Agreement and the Indentures contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:
- incur additional indebtedness or issue disqualified stock or preferred stock;
- declare dividends, or other distributions to stockholders;
- repurchase equity interests;
- redeem indebtedness that is subordinated in right of payment to certain debt instruments;
- make investments or acquisitions;
- create liens;
- sell assets;
- guarantee indebtedness;
- engage in certain transactions with affiliates;
- enter into agreements that restrict dividends or other payments from subsidiaries; and
- consolidate, merge or transfer all or substantially all of our assets.

Our Credit Agreement and the Indentures allow us to pay dividends and distributions or repurchase our common stock only when certain conditions are met. In addition, our revolving credit facility requires us to be in compliance with certain financial covenants as of the last day of each fiscal quarter. The financial covenants require the calculation of Credit Agreement EBITDA, as defined in, and calculated by management in accordance with, the Credit Agreement. The Credit Agreement defines Credit Agreement EBITDA as "Consolidated EBITDA," which is Consolidated Net Income (as defined in the Credit Agreement) plus interest expense on borrowings, provision for income taxes, depreciation and amortization and amortization of other intangibles, and is further adjusted to exclude certain non-cash charges and other adjustments (including unusual or non-recurring charges) and gains, and to include future expected cost savings, operating expense reductions or other synergies from certain transactions.

As of December 31, 2022, we were in compliance with our Credit Agreement financial covenants, which include a maximum Consolidated Total Debt to Consolidated EBITDA Ratio (as defined in the Credit Agreement) or "Leverage Ratio" and a minimum Consolidated EBITDA to Consolidated Interest Expense Ratio (as defined in the Credit Agreement) or "Interest Coverage." The breach of these financial covenants would be subject to certain equity cure rights. The required ratios under our financial covenants and actual ratios were as follows:

	December 31, 2022	
Financial Ratio	Covenant Requirement	Actual Ratio
Leverage Ratio (Maximum)	5.0	1.39
Interest Coverage (Minimum)	3.0	14.44

The broker-dealer credit agreement subjects LPL Financial to certain financial and non-financial covenants. As of December 31, 2022, LPL Financial's net capital was 8% of its aggregate debits, below the 10% aggregate debits required by a financial covenant. The agreement allows 5 days to cure non-compliance with this financial covenant, and it was cured within that allowable time period. LPL Financial was in compliance with all other covenants as of December 31, 2022.

See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail regarding the Credit Agreement and the Indentures.

Contractual Obligations

The following table provides information with respect to our commitments and obligations as of December 31, 2022 (in thousands):

	Payments Due by Period				
	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Operating leases(1)	$ 155,036	$ 24,820	$ 47,783	$ 48,237	$ 34,196
Finance leases(1)	250,943	8,577	17,606	18,228	206,532
Purchase obligations(2)	209,955	137,212	72,160	583	—
Corporate debt and other borrowings, net(3)	2,737,900	10,700	21,400	1,405,800	1,300,000
Interest payments(4)	709,753	133,532	265,321	195,650	115,250
Commitment and other fees(5)	10,945	4,236	6,092	617	—
Total contractual cash obligations	$ 4,074,532	$ 319,077	$ 430,362	$ 1,669,115	$ 1,655,978

_____

(1) Represents future payments under operating or finance leases, respectively. See Note 12 - *Leases,* within the notes to the consolidated financial statements for further detail.

(2) Includes future minimum payments under service, development and agency contracts and other contractual obligations. See Note 14 - *Commitments and Contingencies*, within the notes to the consolidated financial statements for further detail on obligations under non-cancelable service contracts.

(3) Represents principal payments on our corporate debt and other borrowings. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

(4) Represents interest payments under our Credit Agreement, which include a variable interest payment for our senior secured credit facilities and a fixed interest payment for our senior unsecured notes. Variable interest payments assume the applicable interest rates at December 31, 2022 remain unchanged. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

(5) Represents commitment fees for unused borrowings on the revolving credit facility under our Credit Agreement. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

As of December 31, 2022, we have a liability for unrecognized tax benefits of $52.3 million, which we have included in other liabilities in the consolidated statements of financial condition. This amount has been excluded from the contractual obligations table because we are unable to reasonably predict the ultimate amount or timing of future tax payments.

Risk Management

In order to assist in the mitigation and control of operational risk, we have an enterprise risk management ("ERM") framework that is designed to enable assessment and reporting on operational risk across the firm. This framework aims to ensure policies and procedures are in place and appropriately designed to identify and manage operational risk at appropriate levels throughout our organization and within various departments. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our employees and advisors operate within established corporate policies and limits. Please consult the *"Risks Related to Our Technology"* and the *"Risks Related to Our Business and Industry"* sections within Part I, *"Item 1A. Risk Factors"* for more information about the risks associated with our technology, including risks related to security, our risk management policies and procedures, and the potential related effects on our operations.

We employ an ERM framework that is intended to address key risks and responsibilities, enable us to execute our business strategy and protect our Company and its franchise. Our framework is designed to promote clear lines of risk management ownership and accountability while providing a structured escalation process for key risk information and events. Additionally, risk is managed and monitored within business units by embedded risk groups providing guidance on governance, controls, policies and other risk management activities.

We operate a three lines of defense model to manage risk throughout the organization. Primary ownership for risk and control processes is with the business units and control owners, who are the first line of defense in effectively managing risks, and who are responsible for day-to-day compliance and risk management, including execution of operating and supervisory procedures, as well as training manuals (desktop procedures). These business units and certain control owners implement and execute controls to manage risk, execute risk assessments, identify emerging risks and comply with risk management policies. Within these business units a risk management function monitors, provides guidance and works with the business units and control owners to deploy risk management ownership within the first line of defense. The second line of defense consists of certain functions within our Finance and Business Operations department, which provides risk oversight and compliance, and Legal department, which provides related legal counsel. The third line of defense is independent verification of the effectiveness of risk management practices and internal controls and is conducted by the Internal Audit department.

Our risk management governance approach includes the Board and certain of its committees; our Risk Oversight Committee (the "ROC") and its subcommittees; and our three lines of defense model. We regularly reevaluate and, when necessary, modify our processes to improve the identification and escalation of risks and events.

In addition to the ERM framework, we also have written policies and procedures that govern the conduct of business by our advisors, employees and the terms and conditions of our relationships with product manufacturers. Our client and advisor policies address the extension of credit for client accounts, data, cyber and physical security, compliance with industry regulations and codes of conduct and ethics to govern employee and advisor conduct, among other emerging risk types.

Audit and Risk Committee of the Board

In addition to its other responsibilities, the Audit and Risk Committee of the Board reviews our policies with respect to risk assessment and risk management, as well as our major financial risk exposures and the steps management has undertaken to control them. The Audit and Risk Committee generally provides reports to the Board at each of the Board's regularly scheduled quarterly meetings.

Compensation and Human Resources Committee of the Board

In addition to its other responsibilities, the Compensation and Human Resources Committee of the Board assesses whether our compensation arrangements encourage inappropriate risk-taking, and whether risks arising from our compensation arrangements are reasonably likely to have a material adverse effect on the Company.

Risk Oversight Committee of LPL Financial

The Audit and Risk Committee has mandated that the ROC oversee our risk management activities, including those of our subsidiaries. The Chief Risk Officer of LPL Financial serves as chair of the ROC, which generally meets on a quarterly basis with additional *ad hoc* meetings as necessary. The members of the ROC include certain Managing Directors of LPL Financial, as well as other members of LPL Financial's senior management team who serve as exofficio members and represent key control areas of the Company. Participation in the ROC by senior officers is intended to ensure that the ROC covers the key risk areas of the Company, including its subsidiaries, and that the ROC thoroughly reviews significant matters relating to risk priorities, policies, control procedures and related exceptions, certain new and complex products and business arrangements, transactions with significant risk elements and identified emerging risks.

The Chief Risk Officer provides updates on pertinent ROC discussions to the Audit and Risk Committee on a regular basis and, if necessary or requested, to the Board.

Subcommittees of the Risk Oversight Committee

The ROC has established multiple subcommittees that cover key areas of risk. The subcommittees meet regularly and are responsible for keeping the ROC informed and escalating issues in accordance with the Company's escalation policies. The responsibilities of such subcommittees include, for example, oversight of operational risk; oversight of the approval of new and complex investment products offered to advisors' clients; oversight of the firm's technology; and issues and trends related to advisor compliance.

Internal Audit Department

As the third line of defense, the Internal Audit department provides independent and objective assurance of the effectiveness of the Company's governance, risk management and internal controls by conducting risk assessments and audits designed to identify and cover important risk categories. Internal Audit reports directly to the Audit and Risk Committee, which provides oversight of Internal Audit's activities and approves its annual plan. The Internal Audit department provides regular updates to the ROC and reports to the Audit and Risk Committee at least quarterly.

Operational Risk

Operational risk is defined as the risk of loss resulting from failed or inadequate processes or systems, actions by people or external events. We operate in diverse markets and are reliant on the ability of our employees and information technology systems, as well as third-party service providers and their systems, to manage a large volume of transactions and confidential information, including personally identifiable information, effectively and securely. Managing these risks is critical, particularly in a rapidly changing operating environment with increasing transaction volumes and in light of increasing reliance on systems capabilities and performance, as well as third-party service providers. In the event of the breakdown, obsolescence or improper operation of systems, malicious cyber activity or improper action by employees, advisors or third-party service providers, we could suffer business disruptions, financial loss, data loss, regulatory sanctions and damage to our reputation. Although we have developed business continuity and disaster recovery plans, those plans could be inadequate, disrupted or otherwise unsuccessful in maintaining the competitiveness, stability, security or continuity of critical systems as a result of, among other things, obsolescence, improper operation, third-party dependencies or limitations of our current technology.

Regulatory and Legal Risk

The regulatory environment in which we operate is discussed in detail within Part I, *"Item 1. Business"* of this Annual Report on Form 10-K. In recent years, and during the period presented in this Annual Report on Form 10-K, we have observed the SEC, FINRA, DOL and state regulators broaden the scope, frequency and depth of their examinations and inquiries to include greater emphasis on the quality, consistency and oversight of our compliance systems and programs. Please consult the *"Risks Related to Our Regulatory Environment"* and the *"Risks Related to Our Business and Industry"* sections within Part I, *"Item 1A. Risk Factors"* for more information about the risks associated with operating within our regulatory environment, pending regulatory matters and the potential related effects on our operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We consider the following critical accounting policies to be most significant because they involve a higher degree of judgment and complexity and require management to make estimates regarding matters that are uncertain and susceptible to change where such change may result in a material adverse impact on our financial condition or results of operations.

Revenue Recognition

Revenue is recognized when control of the promised service is transferred to customers in an amount that reflects the consideration that we expect to be entitled to in exchange for those services. Management exercises judgment to estimate revenue accruals. In particular, our trailing commission revenue, included in commission revenue on the consolidated statements of income, is generally received in arrears and therefore requires our management to estimate accrued amounts based on revenue received in prior periods, market performance and payment frequency of each product type or sponsor. See Note 2 - *Summary of Significant Accounting Policies* and Note 3 - *Revenue*, within the notes to the consolidated financial statements for further detail.

Commitments and Contingencies

Liabilities related to loss contingencies are recognized when we believe it is probable a liability has occurred and the amount can be reasonably estimated by management. We have established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

We also accrue for losses at our captive insurance subsidiary for those matters covered by self-insurance. Our captive insurance subsidiary records losses and loss reserve liabilities based on actuarially determined estimates of losses incurred, as well as specific reserves for proceedings and matters that are probable and estimable. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 2 - *Summary of Significant Accounting Policies* and Note 14 - *Commitments and Contingencies - "Legal and Regulatory Matters,"* within the notes to the consolidated financial statements.

Valuation of Goodwill and Other Intangibles, Net

Goodwill is recognized as a result of business combinations and is measured as the excess of the purchase price over the fair value of the net assets acquired. The valuation of goodwill and other intangibles, net requires management to apply judgment and assumptions when estimating future earnings and performance. Management also applies judgment when testing for impairment of goodwill and other indefinite-lived intangible assets, including estimating fair values. Goodwill and other indefinite-lived intangible assets are evaluated annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired.

Intangible assets that are deemed to have definite lives are amortized over their useful lives or the estimated period the intangible asset will provide economic benefit. Definite-lived intangible assets are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. For additional information, see Note 2 - *Summary of Significant Accounting Policies* and Note 9 - *Goodwill and Other Intangibles, Net* within the notes to the consolidated financial statements.

Income Taxes

In preparing the consolidated financial statements, we estimate income tax expense based on various jurisdictions where we conduct business. This requires management to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities, which we must then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. Changes in the estimate of tax assets and liabilities occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where we had previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. For more information, see Note 2 - *Summary of Significant Accounting Policies* and Note 13 - *Income Taxes*, within the notes to the consolidated financial statements.

Recently Issued Accounting Pronouncements

Refer to Note 2 - *Summary of Significant Accounting Policies,* within the notes to the consolidated financial statements for a discussion of recent accounting pronouncements or changes in accounting pronouncements that are of significance, or potential significance, to us.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We maintain trading securities owned and securities sold, but not yet purchased in order to facilitate client transactions, to meet a portion of our clearing deposit requirements at various clearing organizations, to track the performance of our research models and in connection with our dividend reinvestment program. Trading securities are included in investment securities while securities sold, but not yet purchased are included in other liabilities on the consolidated statements of financial condition and can include mutual funds, money market funds, debt securities and equity securities. We enter into market risk sensitive instruments for purposes other than trading, which are included in other assets on the consolidated statements of financial condition and can include deferred compensation plan assets invested in life insurance, money market and other mutual funds, investments in fractional shares held by customers, and other non-traded real estate investment trusts and auction rate notes. Changes in the value of our market risk sensitive instruments may result from fluctuations in interest rates, credit ratings of the issuer, equity prices or a combination of these factors.

In facilitating client transactions, our securities owned and securities sold, but not yet purchased generally involve mutual funds, including dividend reinvestments. Our positions held are based upon the settlement of client transactions, which are monitored by our Trading and Operations department.

Positions held to meet clearing deposit requirements consist of U.S. government securities and equity securities. The amount of securities deposited depends upon the requirements of the clearing organization. The level of securities deposited is monitored by the settlements group within our Trading and Operations department.

Our Research department develops model portfolios that are used by advisors in developing client portfolios. We maintain securities owned in internal accounts based on these model portfolios to track the performance of our Research department. At the time a portfolio is developed, we purchase the securities in that model portfolio in an amount equal to the account minimum, which varies by product.

In addition, we are subject to market risk resulting from operational risk events, which can require customer trade corrections. We also bear market risk on the fees we earn that are based on the market value of advisory and brokerage assets, as well as assets on which trailing commissions are paid and assets eligible for sponsor payments.

As of December 31, 2022, the fair value of our trading securities was $36.8 million, and securities sold, but not yet purchased were not material. The fair value of market risk sensitive instruments entered into for other than trading purposes included within other assets was $617.5 million as of December 31, 2022. See Note 5 - *Fair Value Measurements* within the notes to the consolidated financial statements for information regarding the fair value of trading securities, securities sold, but not yet purchased and other assets associated with our client facilitation activities.

Interest Rate Risk

We are exposed to risk associated with changes in interest rates. As of December 31, 2022, $1.0 billion of our outstanding debt was subject to floating interest rate risk. While our senior secured term loan is subject to increases in interest rates, we do not believe that a short-term change in interest rates would have a material impact on our net income given revenue generated by our client cash balances, which is generally subject to the same, but off-setting, interest rate risk.

The following table summarizes the impact of increasing interest rates on our interest expense from the variable portion of our debt outstanding, calculated using the projected average outstanding balance over the subsequent twelve-month period (in thousands):

| | | Annual Impact of an Interest Rate [†] Increase of | | | |
| | Outstanding Balance at | 10 Basis | 25 Basis | 50 Basis | 100 Basis |
Corporate Debt and Other Borrowings	**December 31, 2022**	**Points**	**Points**	**Points**	**Points**
Term Loan B	$ 1,037,900	$ 1,031	$ 2,578	$ 5,156	$ 10,312

_____

(†)   Our interest rate for our Term Loan B is locked in for one, two, three, six or twelve months as allowed under the Credit Agreement. At the end of the selected periods the rates will be locked in at the then current rate. The effect of these interest rate locks are not included in the table above.

See Note 11 - *Corporate Debt and Other Borrowings, Net,* within the notes to the consolidated financial statements for additional information.

We offer our advisors and their clients two FDIC insured bank sweep vehicles and a CCA that are interest rate sensitive. Our FDIC insured sweep vehicles include an (1) ICA for individuals, trusts, sole proprietorships and entities organized or operated to make a profit, such as corporations, partnerships, associations, business trusts and other organizations and (2) an insured deposit cash account ("DCA") for advisory individual retirement accounts. Clients earn interest on deposits in the ICA and the DCA while we earn a fee. The fees we earn from cash held in the ICA are based primarily on prevailing interest rates in the current interest rate environment. The fees we earn from the DCA are calculated as a per account fee, and such fees increase as the federal funds target rate increases, subject to a cap.

The Company places ICA sweep overflow into the CCA. These deposits are either used to fund client margin lending or placed in third-party bank or investment accounts, both of which are segregated under federal or other regulations, where they are held as cash or invested in short-term U.S. treasury bills. We earn interest income on these bank deposits and investments in short-term U.S. treasury bills and pay interest to clients on these CCA balances, which are sensitive to prevailing interest rates. This interest income and expense is included in Interest income, net in the consolidated statements of income. Changes in interest rates and fees for the deposit sweep vehicles are monitored by our Rate Setting Committee (the "RSC"), which governs and approves any changes to our fees. By meeting promptly around the time of Federal Open Market Committee meetings, or for other market or non-market reasons, the RSC considers financial risk of the deposit sweep vehicles relative to other products into which clients may move cash balances.

Credit Risk

Credit risk is the risk of loss due to adverse changes in a borrower's, issuer's or counterparty's ability to meet its financial obligations under contractual or agreed upon terms. We are subject to credit risk from certain loans extended to advisors and enterprises when we extend loans with repayment terms to facilitate advisors' and enterprises' transition to our platform or to fund business development activities. We are also subject to credit risk when a forgivable loan to an advisor or enterprise converts to repayable upon advisor or enterprise termination or change in agreed upon terms.

Credit risk also arises when collateral posted with LPL Financial by clients to support margin lending or derivative trading is insufficient to meet clients' contractual obligations to LPL Financial. Our credit exposure in these transactions consists primarily of margin accounts, through which we extend credit to advisors' clients collateralized by securities in the clients' accounts. Under many of these agreements, we are permitted to sell, repledge or loan these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions.

As our advisors execute margin transactions on behalf of their clients, we may incur losses if clients do not fulfill their obligations, the collateral in the clients' accounts is insufficient to fully cover losses from such investments and our advisors fail to reimburse us for such losses. Our losses on margin accounts were immaterial during the years ended December 31, 2022 and 2021. We monitor exposure to industry sectors and individual securities and perform analyses on a regular basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions.

We are subject to concentration risk if we extend large loans to or have large commitments with a single counterparty, borrower or group of similar counterparties or borrowers, or if we accept a concentrated position as collateral for a margin loan. Receivables from and payables to clients and stock borrowing and lending activities are conducted with a large number of clients and counterparties and potential concentration is monitored. We seek to limit this risk through review of the underlying business and the use of limits established by senior management taking into consideration factors including current market conditions, the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment and other positions or commitments outstanding.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of
LPL Financial Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of LPL Financial Holdings Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2023 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue - Trailing Commission Revenue Accrual — Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company's trailing commission revenue is generally received in arrears and therefore estimated and accrued at year-end. The estimate is based on commissions revenue received in prior periods, adjusted using change factors based on market performance and the payment frequency for each investment product type and sponsor. Because of the volume of investment product types and sponsors and variability in the corresponding payment frequencies, the Company performs manual calculations and exercises judgment in determining the revenue estimate.

We identified the Company's trailing commission revenue accrual as a critical audit matter because of the judgments necessary for management to estimate the revenue accrual. This required an increased extent of audit effort and a high degree of auditor judgment when performing audit procedures to evaluate the inputs and judgments related to the revenue accrual and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the inputs and judgments used by management to estimate the year-end accrual for trailing commission revenues included the following, among others:

- We tested the effectiveness of internal controls over the accrual for trailing commission revenue, including those over the inputs and judgments used by management in the calculation of the accrual and the historical lookback analysis comparing monthly accruals to subsequent cash receipts

- We compared management's market performance data to external sources and challenged their methodology for potential management bias by evaluating the sensitivity of changes in market factors on the accrual

- We compared the accrual to actual trailing commission revenue received subsequent to year-end

- We tested the historical cash receipts used to estimate the year-end accrual by comparing them to bank statements

- We evaluated the payment frequency assumption used by management in the estimation of the accrual for a sample of investment product types and sponsors by comparing the assumption to the actual cash receipts frequency

- We tested the mathematical accuracy of the accrual

/s/ Deloitte & Touche LLP

San Diego, California

February 23, 2023

We have served as the Company's auditor since 2001.

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands, except per share data)

	Years Ended December 31,		
	2022	2021	2020
REVENUE			
Advisory	$ 3,875,154	$ 3,525,430	$ 2,327,519
Commission:			
Trailing	1,292,358	1,404,628	1,135,796
Sales-based	1,033,806	974,055	770,764
Total commission	2,326,164	2,378,683	1,906,560
Asset-based:			
Client cash	953,624	360,847	481,388
Other asset-based	806,649	787,220	563,129
Total asset-based	1,760,273	1,148,067	1,044,517
Service and fee	467,381	411,761	357,722
Transaction	181,260	156,336	148,349
Interest income, net	77,126	28,577	29,412
Other	(86,533)	71,976	57,561
Total revenue	8,600,825	7,720,830	5,871,640
EXPENSE			
Advisory and commission	5,324,827	5,180,090	3,697,147
Compensation and benefits	820,736	741,003	609,257
Promotional	339,994	302,285	208,250
Occupancy and equipment	219,798	185,531	166,389
Depreciation and amortization	199,817	151,428	109,732
Interest expense on borrowings	126,234	104,414	105,765
Amortization of other intangibles	87,560	79,260	67,358
Brokerage, clearing and exchange	86,063	86,023	71,185
Professional services	72,519	73,231	57,067
Communications and data processing	67,687	60,296	52,399
Loss on extinguishment of debt	—	24,400	—
Other	143,937	131,540	101,018
Total expense	7,489,172	7,119,501	5,245,567
INCOME BEFORE PROVISION FOR INCOME TAXES	1,111,653	601,329	626,073
PROVISION FOR INCOME TAXES	265,951	141,463	153,433
NET INCOME	$ 845,702	$ 459,866	$ 472,640
EARNINGS PER SHARE			
Earnings per share, basic	$ 10.60	$ 5.75	$ 5.96
Earnings per share, diluted	$ 10.40	$ 5.63	$ 5.86
Weighted-average shares outstanding, basic	79,801	80,002	79,244
Weighted-average shares outstanding, diluted	81,285	81,742	80,702

See notes to consolidated financial statements.

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
(In thousands, except share data)

		December 31,	
		2022	**2021**
ASSETS			
Cash and equivalents	$	847,519	$ 495,246
Cash and equivalents segregated under federal or other regulations		2,199,362	1,496,463
Restricted cash		90,389	80,655
Receivables from clients, net		561,569	578,889
Receivables from brokers, dealers and clearing organizations		56,276	102,503
Advisor loans, net		1,123,004	963,869
Other receivables, net		677,766	581,483
Investment securities		52,610	49,192
Property and equipment, net		780,357	658,841
Goodwill		1,642,468	1,642,443
Other intangibles, net		427,676	455,028
Other assets		1,023,230	886,988
Total assets	$	9,482,226	$ 7,991,600
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES:			
Client payables	$	2,694,929	$ 1,712,224
Payables to brokers, dealers and clearing organizations		147,752	170,119
Accrued advisory and commission expenses payable		203,292	222,379
Corporate debt and other borrowings, net		2,717,444	2,814,044
Accounts payable and accrued liabilities		448,630	384,025
Other liabilities		1,102,627	1,018,276
Total liabilities		7,314,674	6,321,067
Commitments and contingencies (Note 14)			
STOCKHOLDERS' EQUITY:			
Common stock, $0.001 par value; 600,000,000 shares authorized; 129,655,843 shares and 128,758,086 shares issued at December 31, 2022 and 2021, respectively		130	129
Additional paid-in capital		1,912,886	1,841,402
Treasury stock, at cost — 50,407,844 shares and 48,768,145 shares at December 31, 2022 and 2021, respectively		(2,846,536)	(2,498,600)
Retained earnings		3,101,072	2,327,602
Total stockholders' equity		2,167,552	1,670,533
Total liabilities and stockholders' equity	$	9,482,226	$ 7,991,600

See notes to consolidated financial statements.

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Retained Earnings	Total Stockholders' Equity
	Shares	Amount		Shares	Amount		
BALANCE — December 31, 2019	126,494	$ 126	$1,703,973	46,260	$(2,234,793)	$1,554,567	$ 1,023,873
Cumulative effect of accounting change	—	—	—	—	—	(7,317)	(7,317)
Net income	—	—	—	—	—	472,640	472,640
Issuance of common stock to settle restricted stock units	417	—	—	134	(9,420)	—	(9,420)
Treasury stock purchases	—	—	—	1,810	(150,036)	—	(150,036)
Cash dividends on common stock - $1.00 per share	—	—	—	—	—	(79,097)	(79,097)
Stock option exercises and other	675	1	24,822	(89)	3,187	2,226	30,236
Share-based compensation	—	—	33,975	—	—	—	33,975
BALANCE — December 31, 2020	127,586	$ 127	$1,762,770	48,115	$(2,391,062)	$1,943,019	$ 1,314,854
Net income	—	—	—	—	—	459,866	459,866
Issuance of common stock to settle restricted stock units	406	—	—	147	(20,230)	—	(20,230)
Treasury stock purchases	—	—	—	580	(90,011)	—	(90,011)
Cash dividends on common stock - $1.00 per share	—	—	—	—	—	(80,095)	(80,095)
Stock option exercises and other	766	2	34,457	(74)	2,703	4,812	41,974
Share-based compensation	—	—	44,175	—	—	—	44,175
BALANCE — December 31, 2021	128,758	$ 129	$1,841,402	48,768	$(2,498,600)	$2,327,602	$ 1,670,533
Net income	—	—	—	—	—	845,702	845,702
Issuance of common stock to settle restricted stock units	368	—	—	136	(25,157)	—	(25,157)
Treasury stock purchases	—	—	—	1,566	(325,031)	—	(325,031)
Cash dividends on common stock - $1.00 per share	—	—	—	—	—	(79,833)	(79,833)
Stock option exercises and other	530	1	18,876	(62)	2,252	7,601	28,730
Share-based compensation	—	—	52,608	—	—	—	52,608
BALANCE — December 31, 2022	129,656	$ 130	$1,912,886	50,408	$(2,846,536)	$3,101,072	$ 2,167,552

See notes to consolidated financial statements.

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 845,702	$ 459,866	$ 472,640
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	199,817	151,428	109,732
Amortization of other intangibles	87,560	79,260	67,358
Amortization of debt issuance costs	6,853	5,733	5,384
Share-based compensation	52,608	44,175	33,975
Provision for credit losses	13,667	9,168	5,824
Deferred (benefit) provision for income taxes	(93,349)	18,464	(23,684)
Loss on extinguishment of debt	—	24,400	—
Loan forgiveness	179,529	151,427	113,126
Other	14,783	(10,007)	(12,673)
Changes in operating assets and liabilities:			
Receivables from clients, net	17,254	(174,236)	28,475
Receivables from brokers, dealers and clearing organizations	46,227	(4,764)	(57,372)
Advisor loans, net	(341,872)	(526,677)	(219,813)
Other receivables, net	(107,588)	(140,021)	(18,480)
Investment securities - trading	(73)	(8,732)	16,072
Other assets	(148,263)	(136,182)	(126,641)
Client payables	982,705	177,703	256,977
Payables to brokers, dealers and clearing organizations	(22,367)	80,376	(2,259)
Accrued advisory and commission expenses payable	(19,087)	29,771	12,710
Accounts payable and accrued liabilities	50,664	12,390	(6,585)
Other liabilities	183,381	211,819	137,142
Operating lease assets	(2,574)	(2,227)	(1,967)
Net cash provided by operating activities	1,945,577	453,134	789,941
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(306,596)	(215,987)	(155,532)
Acquisitions, net of cash acquired	(56,458)	(245,913)	(30,556)
Purchases of securities classified as held-to-maturity	(10,936)	(1,741)	(6,511)
Proceeds from maturities of securities classified as held-to-maturity	5,000	5,000	5,100
Purchases of other investments	(7,410)	—	—
Net cash used in investing activities	(376,400)	(458,641)	(187,499)

Continued on following page

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facilities	815,000	1,585,000	1,806,000
Repayments of revolving credit facilities	(905,000)	(1,495,000)	(1,851,000)
Repayment of senior secured term loans	(10,700)	(10,700)	(10,700)
Repayment of senior unsecured notes	—	(900,000)	—
Proceeds from senior unsecured notes	—	1,300,000	—
Payment of debt issuance costs	(1,872)	(15,929)	—
Make-whole premium on redemption of senior unsecured notes	—	(25,875)	—
Payment of contingent consideration	—	(8,941)	(10,000)
Tax payments related to settlement of restricted stock units	(25,157)	(20,230)	(9,420)
Repurchase of common stock	(325,031)	(90,011)	(150,036)
Dividends on common stock	(79,833)	(80,095)	(79,097)
Proceeds from stock option exercises and other	28,730	41,974	30,236
Principal payment of finance leases and obligations	(408)	(1,356)	(1,169)
Net cash (used in) provided by financing activities	(504,271)	278,837	(275,186)
NET INCREASE IN CASH AND EQUIVALENTS, CASH AND EQUIVALENTS SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS AND RESTRICTED CASH	1,064,906	273,330	327,256
CASH AND EQUIVALENTS, CASH AND EQUIVALENTS SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS AND RESTRICTED CASH — Beginning of year	2,072,364	1,799,034	1,471,778
CASH AND EQUIVALENTS, CASH AND EQUIVALENTS SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS AND RESTRICTED CASH — End of year	$ 3,137,270	$ 2,072,364	$ 1,799,034
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 118,824	$ 103,689	$ 106,879
Income taxes paid	$ 238,155	$ 144,556	$ 169,237
Cash paid for amounts included in the measurement of operating lease liabilities	$ 24,657	$ 22,355	$ 21,368
Cash paid for amounts included in the measurement of finance lease liabilities	$ 8,825	$ 9,716	$ 9,592
NONCASH DISCLOSURES:			
Capital expenditures included in accounts payable and accrued liabilities	$ 33,957	$ 21,373	$ 12,186
Lease assets obtained in exchange for operating lease liabilities	$ 10,785	$ 3,602	$ 7,968

	December 31,		
	2022	**2021**	**2020**
Cash and equivalents	$ 847,519	$ 495,246	$ 808,612
Cash and equivalents segregated under federal or other regulations	2,199,362	1,496,463	923,158
Restricted cash	90,389	80,655	67,264
Total cash and equivalents, cash and equivalents segregated under federal or other regulations and restricted cash shown in the statements of cash flows	$ 3,137,270	$ 2,072,364	$ 1,799,034

See notes to consolidated financial statements.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Financial Holdings Inc. ("LPLFH"), a Delaware holding corporation, together with its consolidated subsidiaries (collectively, the "Company"), provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at enterprises (collectively, "advisors") in the United States. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services, enabling its advisors to offer personalized financial advice and brokerage services to retail investors (their "clients"). The Company's most significant, wholly owned subsidiaries are described below:

- LPL Holdings, Inc. ("LPLH" or "Parent"), a Massachusetts holding corporation, is an intermediate holding company and directly or indirectly owns 100% of the issued and outstanding common stock of all of LPLFH's indirect subsidiaries, including a captive insurance subsidiary (the "Captive Insurance Subsidiary") that underwrites insurance for various legal and regulatory risks of the Company.

- LPL Financial LLC ("LPL Financial"), with primary offices in San Diego, California; Fort Mill, South Carolina; Boston, Massachusetts; and Austin, Texas, is a clearing broker-dealer and an investment advisor that principally transacts business as an agent for its advisors and enterprises on behalf of their clients in a broad array of financial products and services. LPL Financial is licensed to operate in all 50 states, Washington D.C., Puerto Rico and the U.S. Virgin Islands.

- Fortigent Holdings Company, Inc. and its subsidiaries provide solutions and consulting services to registered investment advisors ("RIAs"), banks and trust companies serving high-net-worth clients.

- LPL Insurance Associates, Inc. operates as an insurance brokerage general agency that offers life and disability insurance products and services for LPL Financial advisors.

- AW Subsidiary, Inc. is a holding company for AdvisoryWorld and Blaze Portfolio Systems LLC ("Blaze"). AdvisoryWorld offers technology products, including proposal generation, investment analytics and portfolio modeling, to both the Company's advisors and external clients in the wealth management industry. Blaze provides an advisor-facing trading and portfolio rebalancing platform.

- PTC Holdings, Inc. ("PTCH") is a holding company for The Private Trust Company, N.A. ("PTC"). PTC is chartered as a non-depository limited purpose national bank, providing a wide range of trust, investment management oversight, and custodial services for estates and families. PTC, together with its affiliate Fiduciary Trust Company of New Hampshire, also provides Individual Retirement Account ("IRA") custodial services for LPL Financial. Each member of PTCH's Board of Directors meets the direct equity ownership interest requirements that are required by the Office of the Comptroller of the Currency ("OCC").

- LPL Employee Services, LLC and its subsidiary, Allen & Company of Florida, LLC, provide primary support for the Company's employee advisor affiliation model.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, goodwill and other intangibles, allowance for credit losses on receivables, share-based compensation, accruals for liabilities, income taxes, revenue and expense accruals and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the consolidated financial statements.

Consolidated Financial Statement Presentation Changes

The Company reclassified certain financial statement line items in the consolidated statements of income during the year ended December 31, 2021 to more closely align with industry practice and the Company's business, and to better serve financial statement users. Prior period amounts in the consolidated statements of income have been reclassified to conform to this presentation as follows:

- The Company has disaggregated the activity previously reported in the Transaction and fee line item in Total revenue into its Service and fee and Transaction components;

- The Company has included Interest expense on borrowings and Loss on extinguishment of debt in Total expense. Previously, these amounts were presented after Total operating expense.

These changes did not impact total net income for the periods presented.

Consolidation

These consolidated financial statements include the accounts of LPLFH and its subsidiaries. Intercompany transactions and balances have been eliminated.

Related Party Transactions

In the ordinary course of business, the Company enters into related party transactions with beneficial owners of more than five percent of the Company's outstanding common stock. Additionally, through its subsidiary LPL Financial, the Company provides services and charitable contributions to LPL Financial Charitable Foundation Inc., a charitable organization that provides volunteer and financial support within the Company's local communities.

The Company recognized revenue for services provided to these related parties of $5.7 million, $6.1 million and $4.8 million during the years ended December 31, 2022, 2021 and 2020, respectively. The Company incurred expense for services provided by these related parties of $3.4 million, $2.2 million and $3.8 million during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, receivables from and payables to related parties were not material.

Reportable Segment

Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process and regulatory environment.

Revenue Recognition

Revenue is recognized when control of the promised service is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. For additional information, see Note 3 - *Revenue*.

Compensation and Benefits

The Company records compensation and benefits expense for all cash and deferred compensation, benefits and related taxes as earned by its employees. Compensation and benefits expense also includes fees earned by temporary employees and contractors who perform similar services to those performed by the Company's employees.

Share-Based Compensation

Certain employees, officers, directors, advisors and enterprises participate in the Company's various long-term incentive plans that provide for granting stock options, warrants, restricted stock awards, restricted stock units, deferred stock units and performance stock units. Stock options, warrants and restricted stock units generally vest in equal increments over a three-year period and expire on the tenth anniversary following the date of grant. Restricted stock awards and deferred stock units generally vest over a one-year period, and performance stock units generally vest in full at the end of a three-year performance period.

The Company recognizes share-based compensation for equity awards granted to employees, officers and directors as compensation and benefits expense on the consolidated statements of income. The fair value of stock options is estimated using a Black-Scholes valuation model on the date of grant. The fair value of restricted stock awards, restricted stock units and deferred stock units is equal to the closing price of the Company's stock on the date of grant. The fair value of performance stock units is estimated using a Monte-Carlo simulation model on the date of grant. Share-based compensation is recognized over the requisite service period of the individual awards, which generally equals the vesting period.

The Company recognizes share-based compensation for equity awards granted to advisors and enterprises as advisory and commission expense on the consolidated statements of income. The fair value of restricted stock units is equal to the closing price of the Company's stock on the date of grant. Share-based compensation is recognized over the requisite service period of the individual awards, which generally equals the vesting period.

The Company makes assumptions regarding the number of restricted stock awards, restricted stock units, deferred stock units and performance stock units that will be forfeited. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. As a result, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the service period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the service period. See Note 16 - *Share-Based Compensation, Employee Incentives and Benefit Plans*, for additional information regarding share-based compensation for equity awards granted.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if dilutive potential shares of common stock had been issued.

Income Taxes

In preparing the consolidated financial statements, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company needs to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense in the consolidated statements of income. Management makes significant judgments in determining its provision for income taxes, deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's consolidated statements of income, financial condition or cash flows in the period or periods in which they occur. Income tax credits are accounted for using the flow-through method as a reduction of income tax expense in the period they are generated.

The Company recognizes the tax effects of a position in the consolidated financial statements only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Cash and Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and equivalents are composed of interest and noninterest-bearing deposits, money market funds and U.S. government obligations.

Cash and Equivalents Segregated Under Federal or Other Regulations

The Company's broker-dealer subsidiary, LPL Financial, is required to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other regulations. At December 31, 2022, this line item included interest bearing deposits, U.S. treasury bills with original maturities of 90 days or less and approximately $100,000 of cash for the proprietary accounts of broker-dealers. The U.S. treasury bills accrue income as earned. Discounts are accreted using a method that approximates the effective yield method over the term of the bill and are recorded to interest income, net as an adjustment to the investment yield.

Restricted Cash

Restricted cash primarily represents cash held and for use by the Captive Insurance Subsidiary.

Receivables from Clients, Net and Client Payables

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to clients of its advisors to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Client payables represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities and dividend and interest payments received on securities held in client accounts at LPL Financial. The Company pays interest on certain client payable balances.

Receivables from clients are generally fully secured by securities held in the clients' accounts. To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, the Company establishes an allowance for credit losses that it believes is sufficient to cover expected credit losses. When establishing this allowance for credit losses, the Company considers a number of factors, including its ability to collect from the client or the client's advisor and its historical experience in collecting on such transactions.

The following table reflects a roll-forward of the allowance for credit losses on receivables from clients (in thousands):

	December 31,		
	2022	**2021**	**2020**
Beginning balance — January 1	$ 987	$ 520	$ 115
Provision for credit losses	66	424	432
(Charge-offs) recoveries, net	(144)	43	(27)
Ending balance — December 31	$ 909	$ 987	$ 520

Advisor Loans, Net

Advisor loans, net include loans made to new and existing advisors and enterprises to facilitate their partnership with the Company, transition to the Company's platform or fund business development activities. The decision to extend credit to an advisor or enterprise is generally based on their credit history and ability to generate future revenue. Loans made can be either repayable or forgivable over terms generally up to ten years provided that the advisor or enterprise remains licensed through LPL Financial. Forgivable loans are not repaid in cash and are amortized over the term of the loan. If an advisor or enterprise terminates their arrangement with the Company prior to the loan maturity date, the remaining balance becomes repayable immediately. An allowance for credit losses is recorded at the inception of a repayable loan or upon conversion to a repayable loan upon termination or change in agreed upon terms using estimates and assumptions based on historical lifetime loss experience and expectations of future loss rates based on current facts. Advisor repayable loans, net totaled $280.0 million and $191.2 million as of December 31, 2022 and 2021.

The following table reflects a roll-forward of the allowance for credit losses on advisor loans (in thousands):

	December 31,		
	2022	**2021**	**2020**
Beginning balance — January 1	$ 11,575	$ 8,797	$ 13,461
Impact of ASU 2016-13 adoption	—	—	8,748
Provision for credit losses	4,790	7,074	3,642
Recoveries (charge-offs), net	361	(4,296)	(17,054)
Other	(1,582)	—	—
Ending balance — December 31	$ 15,144	$ 11,575	$ 8,797

Other Receivables, Net

Other receivables, net primarily consist of receivables due from product sponsors and others and miscellaneous receivables. An allowance for credit losses is recorded at inception using estimates and assumptions based on historical experience, current facts and other factors. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following table reflects a roll-forward of the allowance for credit losses on other receivables (in thousands):

	December 31,		
	2022	**2021**	**2020**
Beginning balance — January 1	$ 1,083	$ 1,068	$ 805
Impact of ASU 2016-13 adoption	—	—	1,097
Provision for credit losses	8,811	1,670	1,610
Charge-offs, net of recoveries	(8,688)	(1,655)	(2,444)
Other	1,582	—	—
Ending balance — December 31	$ 2,788	$ 1,083	$ 1,068

Investment Securities

Investment securities include trading and held-to-maturity securities. The Company also has securities that have been sold, but not yet purchased, which are reflected in other liabilities on the consolidated statements of financial condition. The Company generally classifies its investments in debt and equity instruments as trading securities, except for U.S. government notes held by its wholly owned subsidiary PTC, which are held to satisfy minimum capital requirements of the OCC and classified as held-to-maturity securities because the Company has both the intent and the ability to hold these investments to maturity. The Company has not classified any investments as available-for-sale.

Securities classified as trading are carried at fair value while securities classified as held-to-maturity are carried at amortized cost. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates.

Interest income is accrued as earned. Premiums and discounts are amortized using a method that approximates the effective yield method over the term of the security and are recorded as an adjustment to the investment yield. The Company makes estimates about the fair value of investments and the timing for recognizing losses based on market conditions and other factors. If these estimates change, the Company may recognize additional losses.

Realized and unrealized gains and losses on trading securities are recognized in other revenue on a net basis in the consolidated statements of income.

Property and Equipment, Net

Internally developed software, leasehold improvements, computers and software and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company expenses software development costs as incurred during the preliminary project stage while capitalizing costs at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are included in property and equipment and subsequently amortized over the estimated useful life of the software, which is generally 3 to 5 years. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software are depreciated over a period of 3 to 5 years. Furniture and equipment are depreciated over a period of 3 to 7 years. Land is not depreciated.

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment occurred for the years ended December 31, 2022, 2021 or 2020.

Acquisitions

Accounting for business combinations requires the Company to make significant estimates and assumptions with respect to intangible assets, liabilities assumed and pre-acquisition contingencies. These assumptions include, but are not limited to, future expected cash flows and discount rates, and are based in part on historical experience, market data and information obtained from the management of the acquired companies.

When acquiring companies in business combinations, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill is recognized for business combinations as of the acquisition date and is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of income.

The Company also enters into asset acquisitions for single identifiable assets. Accounting for asset acquisitions requires the Company to make significant estimates and assumptions with respect to the useful life of the asset purchased. These assumptions are based in part on historical experience and market data.

Goodwill and Other Intangibles, Net

Goodwill and other indefinite-lived intangibles are evaluated annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment analysis will be performed. An impairment loss will be recognized if a reporting unit's carrying amount exceeds its fair value, to the extent that it does not exceed the total carrying amount of goodwill. No impairment of goodwill or other indefinite-lived intangibles was recognized for the years ended December 31, 2022, 2021 or 2020.

Intangibles that are deemed to have definite lives are amortized over their useful lives generally ranging from 5 to 20 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value. There was no impairment of definite-lived intangibles recognized for the years ended December 31, 2022, 2021 or 2020. See Note 9 - *Goodwill and Other Intangibles, Net*, for additional information.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed, which are included in other assets in the consolidated statements of financial condition, are accounted for as collateralized borrowings and are recorded at the contract value, which represents the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited, which is determined by comparing the market value of the securities borrowed to the cash loaned, is continuously monitored and is adjusted when considered necessary to minimize the risk associated with this activity.

As of December 31, 2022, the contract and collateral market values of borrowed securities were $9.6 million and $9.3 million, respectively. As of December 31, 2021, the contract and collateral market values of borrowed securities were $10.0 million and $9.7 million, respectively.

Fractional Shares

The Company acts in a principal capacity in respect of fractional shares resulting from the dividend reinvestment program ("DRIP") that is offered to clients by aggregating dividends received by clients, executing purchases of whole shares and allocating the whole shares to clients on a fractional basis based on the dividend amounts that are reinvested. Shares remaining after this process and fractional shares purchased by the Company in client liquidations are included in the Company's inventory and reflected as investment securities on the Company's consolidated statements of financial condition. Fractional shares that have been allocated to clients do not meet the criteria for sale accounting in ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation related to shares held by clients) with a corresponding investment in fractional shares. These are reflected in other assets and other liabilities, respectively, on the Company's consolidated statements of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation and determines fair value based on quoted prices in active markets.

Debt Issuance Costs

Debt issuance and amendment costs are capitalized and amortized as additional interest expense over the expected term of the related debt agreement. Debt issuance costs are presented as a direct deduction from the carrying amount of the related debt liability. Costs incurred while obtaining the revolving credit facility are included in other assets in the consolidated statements of financial condition and subsequently amortized ratably over the term of the revolving credit facility regardless of whether there are any outstanding borrowings on the revolving credit facility.

Leases

Lease assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date and reflected in other assets and other liabilities, respectively, on the consolidated statements of financial condition. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. For additional information, see Note 12 - *Leases*.

Commitments and Contingencies

The Company recognizes a liability for loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

The Company also accrues for losses at its Captive Insurance Subsidiary for those matters covered by self-insurance. The Captive Insurance Subsidiary records losses and loss reserve liabilities based on actuarially determined estimates of losses incurred, but not yet reported to the Company as well as specific reserves for proceedings and matters that are probable and estimable. The Captive Insurance Subsidiary is funded by payments from LPL Financial and has cash reserves to cover losses, including $88.7 million in restricted cash at the Captive Insurance Subsidiary. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 14 - *Commitments and Contingencies* - *"Legal and Regulatory Matters."*

Recently Issued or Adopted Accounting Pronouncements

There are no relevant recently issued accounting pronouncements that would materially impact the Company's consolidated financial statements and related disclosures. There were no new accounting pronouncements adopted during the year ended December 31, 2022 that materially impacted the Company's consolidated financial statements and related disclosures.

NOTE 3 - REVENUE

Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenue is analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenue on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Advisory

Advisory revenue represents fees charged to advisors' clients' advisory accounts on the Company's corporate RIA advisory platform and is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. Advisory fees are primarily billed to clients in advance, on a quarterly basis, and are recognized as revenue ratably during the quarter. The performance obligation for advisory fees is considered a series of distinct services that are substantially the same and are satisfied daily. As the value of the eligible assets in an advisory account is susceptible to changes due to customer activity, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The majority of our client accounts are on a calendar quarter and are billed using values as of the last business day of the preceding quarter. The value of the eligible assets in an advisory account on the billing date is adjusted for estimates of contributions and withdrawals to determine the amount billed, and accordingly, the revenue earned in the following three-month period. Advisory revenue collected on the Company's corporate advisory platform is proposed by the advisor and agreed to by the client and was approximately 1% of the underlying assets for the year ended December 31, 2022.

The Company also supports independent RIA firms that conduct their business through separate registered investment advisor firms ("Independent RIAs") through its Independent RIA advisory platform, which allows advisors to engage the Company for technology, clearing and custody services, as well as access the capabilities of the Company's investment platforms. The assets held under an Independent RIA's investment advisory accounts custodied with LPL Financial are included in total advisory assets and net new advisory assets. The advisory revenue generated by an Independent RIA is not included in the Company's advisory revenue. The Company charges separate fees to Independent RIAs for technology, clearing, administrative, oversight and custody services, which may vary and are included in service and fee revenue in the consolidated statements of income.

Commission

The Company earns commission revenue from sales commissions generated by advisors for their clients' purchases and sales of securities or other investment products and from product sponsors for the selling, distribution and marketing, or any combination thereof, of investment products to such clients both of which are viewed as a single performance obligation.

The Company is generally the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenue is reported on a gross basis.

The following table presents total commission revenue disaggregated by product category (in thousands):

| | | Years Ended December 31, | |
	2022	2021	2020
Commission revenue			
Annuities	$ 1,269,634	$ 1,210,899	$ 976,357
Mutual funds	679,912	768,168	590,074
Fixed income	119,196	126,543	88,714
Equities	114,446	131,975	126,920
Other	142,976	141,098	124,495
Total commission revenue	$ 2,326,164	$ 2,378,683	$ 1,906,560

The Company generates two types of commission revenue: (1) sales-based commissions that are recognized at the point of sale on the trade date and are based on a percentage of an investment product's current market value at the time of purchase and (2) trailing commissions that are recognized over time as earned and are generally based on the market value of investment holdings in trail-eligible assets. Sales-based commission revenue, which occurs when clients trade securities or purchase various types of investment products, primarily represents gross commissions generated by the Company's advisors and can vary from period to period based on the overall economic environment, number of trading days in the reporting period and investment activity of the Company's advisors' clients. The Company earns trailing commission revenue primarily on mutual funds and variable annuities held by clients of the Company's advisors. Trailing commission revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and the client's investment hold period. The revenue will not be recognized until it is probable that a significant reversal will not occur.

The following table presents sales-based and trailing commission revenue disaggregated by product category (in thousands):

| | | Years Ended December 31, | |
	2022	2021	2020
Commission revenue			
Sales-based			
Annuities	$ 542,310	$ 425,164	$ 327,412
Mutual funds	154,742	191,449	145,836
Fixed income	119,196	126,543	88,714
Equities	114,446	131,975	126,920
Other	103,112	98,924	81,882
Total sales-based revenue	$ 1,033,806	$ 974,055	$ 770,764
Trailing			
Annuities	$ 727,324	$ 785,735	$ 648,945
Mutual funds	525,170	576,719	444,238
Other	39,864	42,174	42,613
Total trailing revenue	$ 1,292,358	$ 1,404,628	$ 1,135,796
Total commission revenue	$ 2,326,164	$ 2,378,683	$ 1,906,560

Asset-Based

Asset-based revenue consists of fees from the Company's client cash programs, fees from our sponsorship programs with financial product manufacturers and fees from omnibus processing and networking services (collectively referred to as "recordkeeping").

Client Cash Revenue

Client cash revenue is earned daily and is generated on advisors' clients' cash balances in insured bank sweep accounts and a money market account based on a rate applied, as a percentage, to the deposits placed. The Company also receives fees based on account type and invested balances for administration and recordkeeping. These fees are generally earned and recognized over time on a net basis as the Company acts as an agent in these arrangements. The performance obligation with the financial institutions that participate in the sweep program is considered a series of distinct services that are substantially the same and are satisfied each day.

Recordkeeping

The Company generates revenue from fees it collects for providing recordkeeping, account maintenance, reporting and other related services to product sponsors. This includes revenue from omnibus processing in which the Company establishes and maintains sub-account records for its clients to reflect the purchase, exchange and redemption of mutual fund shares and consolidates clients' trades within a mutual fund. Omnibus processing fees are paid to the Company by the mutual fund product sponsors or their affiliates and are based on the value of mutual fund assets in accounts for which the Company provides omnibus processing services and the number of accounts in which the related mutual fund positions are held. Recordkeeping also includes revenue from networking services. Networking revenue on brokerage assets is correlated to the number of positions or value of assets that the Company administers and is paid by mutual fund and annuity product manufacturers. Recordkeeping revenue is recognized over time as the Company fulfills its performance obligations. As recordkeeping fees are susceptible to unpredictable market changes that influence market value and fund positions, this revenue includes variable consideration and is constrained until the date that the fees are determinable.

Sponsorship Programs

The Company receives fees from certain financial product manufacturers in connection with sponsorship programs that support the Company's marketing and sales force education and training efforts. Compensation for these performance obligations is either a fixed fee, a percentage of the average annual amount of product sponsor assets held in advisors' clients' accounts, a percentage of new sales or a combination of these. As the value of product sponsor assets held in advisors' clients' accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. Sponsorship revenue is generally recognized over time as the Company fulfills its performance obligations.

The following table sets forth asset-based revenue disaggregated by product category (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Asset-based revenue			
Client cash	$ 953,624	$ 360,847	$ 481,388
Recordkeeping	412,468	401,429	290,194
Sponsorship programs	394,181	385,791	272,935
Total asset-based revenue	$ 1,760,273	$ 1,148,067	$ 1,044,517

Service and Fee

Service and fee revenue is generated from advisor and retail investor services, including technology, insurance, conferences, licensing, business services and planning and advice services, IRA custodian and other client account fees. The Company charges separate fees to RIAs for technology, clearing, administrative, oversight and custody services, which may vary. The Company also hosts certain advisor conferences that serve as training, education, sales and marketing events for which the Company collects a fee from sponsors. Service and fee revenue is recognized when the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point-in-time or if the service is provided continually over the contract life. Performance obligations for service and fee revenue recognized over time are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. The Company is the principal and recognizes service and fee revenues on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

The following table sets forth service and fee revenue disaggregated by recognition pattern (in thousands):

		Years Ended December 31,				
		2022		**2021**		**2020**
Service and fee revenue						
Point-in-time[1]	$	115,916	$	110,459	$	85,451
Over time[2]		351,465		301,302		272,271
Total service and fee revenue	$	467,381	$	411,761	$	357,722

——————————

(1)   Service and fee revenue recognized at a point-in-time includes revenue such as IRA termination fees, conference services and account fees.

(2)   Service and fee revenue recognized over time includes revenue such as error and omission insurance fees, IRA custodian fees and technology fees.

Transaction

Transaction revenue includes transaction charges generated by advisory and brokerage accounts from mutual funds, exchange-traded funds and fixed income products and is primarily recognized at a point-in-time. Point-in-time transaction revenue includes revenue from clearing and transaction charges and is recognized on a trade-date basis as the performance obligation is satisfied when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company is the principal and recognizes transaction revenue on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

Interest Income, net

The Company earns interest income primarily from client margin loans, cash and equivalents segregated under federal or other regulations and advisor repayable loans and pays interest on certain client cash balances held in the client cash account.

Other

Other revenue primarily includes unrealized gains and losses on assets held by the Company for its advisor non-qualified deferred compensation plan and model research portfolios and other miscellaneous revenue, which is generally not generated from contracts with customers.

Unearned Revenue

The Company records unearned revenue when cash payments are received or due in advance of the Company's performance obligations, including amounts which are refundable. Unearned revenue decreased from $160.9 million as of December 31, 2021 to $138.1 million as of December 31, 2022. The decrease in unearned revenue for the year ended December 31, 2022 is primarily driven by $159.5 million of revenue recognized during the year ended December 31, 2022 that was included in the unearned revenue balance as of December 31, 2021, partially offset by cash payments received or due in advance of satisfying the Company's performance obligations.

The Company receives cash in advance for advisory services to be performed and conferences to be held in future periods. For advisory services, revenue is recognized as the Company provides the administration, brokerage and execution services over time to satisfy the performance obligations. For conference revenue, the Company recognizes revenue as the conferences are held.

NOTE 4 - ACQUISITIONS

On November 2, 2022, the Company entered into a definitive purchase agreement to acquire Financial Resources Group Investment Services, LLC ("FRGIS"), a broker-dealer and independent branch office. The transaction closed on January 31, 2023 for an initial payment of approximately $140 million with potential contingent payments over the three years following the closing. Given the recent closing, the purchase accounting analysis has not yet been completed.

During the year ended December 31, 2022, the Company acquired client relationship intangible assets of $54.1 million as a result of acquisitions under its Liquidity & Succession solution. These acquisitions were accounted for as asset acquisitions with an assigned useful life of 9 years. See Note 9 - *Goodwill and Other Intangibles, Net*, for additional information.

On April 30, 2021, the Company acquired the wealth management business of Waddell & Reed Financial, Inc. for $300.0 million in order to expand its addressable markets and complement organic growth (the "Waddell & Reed Acquisition"). The Company accounted for the acquisition under the acquisition method of accounting for business combinations. The Company allocated $128.6 million of the purchase price to goodwill, $122.7 million to definite-lived intangible assets, $62.3 million to cash acquired and the remainder to other assets acquired and liabilities assumed as part of the acquisition. The goodwill primarily includes the synergies expected to result from combining operations and onboarding advisors and assets to the Company's platform and is deductible for tax purposes. See Note 9 - *Goodwill and Other Intangibles, Net*, for additional information.

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

There have been no transfers of assets or liabilities between these fair value measurement classifications during the years ended December 31, 2022 or 2021.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2022 and 2021, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company's cash equivalents include money market funds and U.S. government obligations, which are short term in nature with readily determinable values derived from active markets.

Cash Equivalents Segregated Under Federal or Other Regulations — The Company's cash equivalents segregated under federal or other regulations include U.S. treasury bills, which are short term in nature with readily determinable values derived from active markets.

Trading Securities and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios established and managed for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For negotiable certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2022 and 2021, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company's other assets include: (1) deferred compensation plan assets that are invested in life insurance, money market and other mutual funds, which are actively traded and valued based on quoted market prices, and (2) certain non-traded real estate investment trusts and auction rate notes, which are valued using quoted prices for identical or similar securities and other inputs that are observable or can be corroborated by observable market data.

Fractional Shares — The Company's investment in fractional shares held by customers is reflected in other assets while the related purchase obligation for such shares is reflected in other liabilities. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its investment in fractional shares held by customers and the related repurchase obligation. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. At December 31, 2022 and 2021, the Company did not adjust prices received from the independent third-party pricing services.

Accounts Payable and Accrued Liabilities — The Company's accounts payable and accrued liabilities include contingent consideration liabilities that are measured using Level 3 inputs.

Level 3 Recurring Fair Value Measurements

The Company determines the fair value for its contingent consideration obligations using a scenario-based approach whereby the Company assesses the expected number of future transactions. The contingent payment is estimated by applying a discount rate to the expected payment to calculate the fair value as of the valuation date. The Company evaluates the underlying projections and other related factors used in determining fair value each period and makes updates when there have been significant changes in management's expectations.

Recurring Fair Value Measurements

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis (in thousands):

December 31, 2022	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 13,639	$ —	$ —	$ 13,639
Cash equivalents segregated under federal or other regulations	1,131,040	—	—	1,131,040
Investment securities - trading:				
U.S. treasury obligations	24,402	—	—	24,402
Mutual funds	10,679	—	—	10,679
Equity securities	980	—	—	980
Debt securities	—	585	—	585
Money market funds	112	—	—	112
Total investment securities - trading	36,173	585	—	36,758
Other assets:				
Deferred compensation plan	489,976	—	—	489,976
Fractional shares - investment[1]	122,253	—	—	122,253
Other investments	—	5,248	—	5,248
Total other assets	612,229	5,248	—	617,477
Total assets at fair value	$ 1,793,081	$ 5,833	$ —	$ 1,798,914
Liabilities				
Accounts payable and accrued liabilities	$ —	$ —	$ 3,860	$ 3,860
Other liabilities:				
Securities sold, but not yet purchased:				
Debt securities	—	61	—	61
Equity securities	20	—	—	20
Mutual funds	4	—	—	4
Total securities sold, but not yet purchased	24	61	—	85
Fractional shares - repurchase obligation[1]	122,253	—	—	122,253
Total other liabilities	122,277	61	—	122,338
Total liabilities at fair value	$ 122,277	$ 61	$ 3,860	$ 126,198

_____

(1)   Investment in and related repurchase obligation for fractional shares resulting from the Company's DRIP.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis (in thousands):

December 31, 2021	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 12,056	$ —	$ —	$ 12,056
Investment securities - trading:				
U.S. treasury obligations	19,599	—	—	19,599
Mutual funds	19,112	—	—	19,112
Equity securities	440	—	—	440
Money market funds	123	—	—	123
Total investment securities — trading	39,274	—	—	39,274
Other assets:				
Deferred compensation plan	499,548	—	—	499,548
Other investments	—	9,166	—	9,166
Fractional shares - investment[(1)]	114,574	—	—	114,574
Total other assets	614,122	9,166	—	623,288
Total assets at fair value	$ 665,452	$ 9,166	$ —	$ 674,618
Liabilities				
Accounts payable and accrued liabilities	$ —	$ —	$ 3,530	$ 3,530
Other liabilities:				
Securities sold, but not yet purchased:				
Equity securities	467	—	—	467
Debt securities	—	105	—	105
Total securities sold, but not yet purchased	467	105	—	572
Fractional shares - repurchase obligation[(1)]	114,574	—	—	114,574
Total other liabilities	115,041	105	—	115,146
Total liabilities at fair value	$ 115,041	$ 105	$ 3,530	$ 118,676

_____

(1)   Investment in and related repurchase obligation for fractional shares resulting from the Company's DRIP.

Fair Value of Financial Instruments Not Measured at Fair Value

The following tables summarize the carrying values, fair values and fair value hierarchy level classification of financial instruments that are not measured at fair value (in thousands):

December 31, 2022	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash	$ 833,880	$ 833,880	$ —	$ —	$ 833,880
Cash segregated under federal or other regulations	1,068,322	1,068,322	—	—	1,068,322
Restricted cash	90,389	90,389	—	—	90,389
Receivables from clients, net	561,569	—	561,569	—	561,569
Receivables from brokers, dealers and clearing organizations	56,276	—	56,276	—	56,276
Advisor repayable loans, net[1]	280,040	—	—	219,062	219,062
Other receivables, net	677,766	—	677,766	—	677,766
Investment securities - held-to-maturity securities	15,852	—	15,471	—	15,471
Other assets:					
Securities borrowed	9,626	—	9,626	—	9,626
Deferred compensation plan[2]	6,343	6,343	—	—	6,343
Other investments[3]	4,647	—	4,647	—	4,647
Total other assets	20,616	6,343	14,273	—	20,616
Liabilities					
Client payables	$ 2,694,929	$ —	$ 2,694,929	$ —	$ 2,694,929
Payables to brokers, dealers and clearing organizations	147,752	—	147,752	—	147,752
Corporate debt and other borrowings, net	2,717,444	—	2,530,011	—	2,530,011

December 31, 2021	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash	$ 483,190	$ 483,190	$ —	$ —	$ 483,190
Cash segregated under federal or other regulations	1,496,463	1,496,463	—	—	1,496,463
Restricted cash	80,655	80,655	—	—	80,655
Receivables from clients, net	578,889	—	578,889	—	578,889
Receivables from brokers, dealers and clearing organizations	102,503	—	102,503	—	102,503
Advisor repayable loans, net[1]	191,242	—	—	176,864	176,864
Other receivables, net	581,483	—	581,483	—	581,483
Investment securities - held-to-maturity securities	9,918	—	9,915	—	9,915
Other assets:					
Securities borrowed	9,958	—	9,958	—	9,958
Other investments[3]	4,595	—	4,595	—	4,595
Total other assets	14,553	—	14,553	—	14,553
Liabilities					
Client payables	$ 1,712,224	$ —	$ 1,712,224	$ —	$ 1,712,224
Payables to brokers, dealers and clearing organizations	170,119	—	170,119	—	170,119
Corporate debt and other borrowings, net	2,814,044	—	2,885,536	—	2,885,536

---

(1)   Includes repayable loans and forgivable loans which have converted to repayable upon advisor termination or change in agreed upon terms.

(2)   Includes cash balances awaiting investment or distribution to plan participants.

(3)   Other investments include Depository Trust Company common shares and Federal Reserve stock.

NOTE 6 - INVESTMENT SECURITIES

The Company's investment securities include debt and equity securities that the Company has classified as trading securities, which are carried at fair value, as well as investments in U.S. government notes, which are held by The Private Trust Company, N.A. to satisfy minimum capital requirements of the OCC. These securities are recorded at amortized cost and classified as held-to-maturity as the Company has both the intent and ability to hold these investments to maturity.

The following table summarizes investment securities (in thousands):

	December 31,	
	2022	**2021**
Trading securities - at fair value:		
U.S. treasury obligations	$ 24,402	$ 19,599
Mutual funds	10,679	19,112
Equity securities	980	440
Debt securities	585	—
Money market funds	112	123
Total trading securities	$ 36,758	$ 39,274
Held-to-maturity securities - at amortized cost:		
U.S. government notes	$ 15,852	$ 9,918
Total held-to-maturity securities	$ 15,852	$ 9,918
Total investment securities	$ 52,610	$ 49,192

At December 31, 2022, the held-to-maturity securities were scheduled to mature as follows (in thousands):

	Within one year	After one but within five years	After five but within ten years	After ten years	Total
U.S. government notes — at amortized cost	$ 5,508	$ 10,344	$ —	$ —	$ 15,852
U.S. government notes — at fair value	$ 5,427	$ 10,044	$ —	$ —	15,471

NOTE 7 - RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers, and clearing organizations were as follows (in thousands):

	December 31,	
	2022	**2021**
Receivables:		
Receivables from clearing organizations	$ 46,075	$ 80,548
Securities failed-to-deliver	9,083	16,978
Receivables from brokers and dealers	1,118	4,977
Total receivables	$ 56,276	$ 102,503
Payables:		
Payables to brokers and dealers	$ 82,685	78,080
Payables to clearing organizations	41,495	20,112
Securities failed-to-receive	23,572	71,927
Total payables	$ 147,752	$ 170,119

NOTE 8 - PROPERTY AND EQUIPMENT, NET

The components of property and equipment, net were as follows at December 31, 2022 (in thousands):

	Historical Cost	Accumulated Depreciation and Amortization	Net Carrying Value
Internally developed software	$ 942,432	$ (476,653)	$ 465,779
Computers and software	290,412	(208,299)	82,113
Buildings	107,873	(15,503)	92,370
Leasehold improvements	94,959	(43,678)	51,281
Furniture and equipment	87,204	(72,862)	14,342
Land	4,678	—	4,678
Construction in progress(1)	69,794	—	69,794
Total property and equipment, net	$ 1,597,352	$ (816,995)	$ 780,357

_____

(1)   Construction in progress includes $69.2 million of internal software in development and related hardware and software at December 31, 2022.

The components of property and equipment, net were as follows at December 31, 2021 (in thousands):

	Historical Cost	Accumulated Depreciation and Amortization	Net Carrying Value
Internally developed software	$ 716,179	$ (342,408)	$ 373,771
Computers and software	214,223	(167,573)	46,650
Buildings	107,873	(11,627)	96,246
Leasehold improvements	88,538	(36,988)	51,550
Furniture and equipment	83,356	(65,728)	17,628
Land	4,678	—	4,678
Construction in progress(1)	68,318	—	68,318
Total property and equipment, net	$ 1,283,165	$ (624,324)	$ 658,841

_____

(1)   Construction in progress includes $37.7 million of internal software in development and related hardware and software at December 31, 2021.

Depreciation and amortization was $199.8 million, $151.4 million and $109.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 9 - GOODWILL AND OTHER INTANGIBLES, NET

On April 30, 2021, the Company completed the Waddell & Reed Acquisition. The Company allocated $128.6 million of the purchase price to goodwill, $122.7 million to definite-lived intangible assets, $62.3 million to cash acquired and the remainder to other assets acquired and liabilities assumed as part of the Waddell & Reed Acquisition. The intangible assets are comprised primarily of advisor relationships with a weighted average useful life of approximately 9 years. See Note 4 - *Acquisitions*, for additional information.

A summary of the activity impacting goodwill is presented below (in thousands):

Balance at December 31, 2020	$ 1,513,866
Goodwill acquired	128,577
Balance at December 31, 2021	1,642,443
Goodwill acquired	25
Balance at December 31, 2022	$ 1,642,468

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The components of other intangibles, net were as follows at December 31, 2022 (thousands):

	Weighted-Average Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangibles, net:				
Advisor and enterprise relationships	5.1	$ 809,872	$ (542,415)	$ 267,457
Product sponsor relationships	3.2	234,086	(197,165)	36,921
Client relationships(1)	8.0	102,491	(30,318)	72,173
Technology	5.4	19,040	(7,734)	11,306
Trade names	0.0	1,200	(1,200)	—
Total definite-lived intangible assets, net		$ 1,166,689	$ (778,832)	$ 387,857
Other indefinite-lived intangibles:				
Trademark and trade name				39,819
Total other intangibles, net				$ 427,676

_____

(1) During the year ended December 31, 2022, the Company acquired client relationship intangible assets of $54.1 million as a result of acquisitions under its Liquidity & Succession solution. These acquisitions were accounted for as asset acquisitions with an assigned useful life of 9 years.

The components of other intangibles, net were as follows at December 31, 2021 (thousands):

	Weighted-Average Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangibles, net:				
Advisor and enterprise relationships	5.9	$ 806,531	$ (476,000)	$ 330,531
Product sponsor relationships	4.1	234,086	(185,255)	48,831
Client relationships	7.2	45,623	(23,379)	22,244
Technology	6.4	19,040	(5,477)	13,563
Trade names	0.3	1,200	(1,160)	40
Total definite-lived intangibles, net		$ 1,106,480	$ (691,271)	$ 415,209
Other indefinite-lived intangibles:				
Trademark and trade name				39,819
Total other intangibles, net				$ 455,028

Total amortization of other intangibles was $87.6 million, $79.3 million and $67.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Future amortization is estimated as follows (in thousands):

2023	$ 86,288
2024	85,517
2025	77,143
2026	38,887
2027	33,738
Thereafter	66,284
Total	$ 387,857

NOTE 10 - OTHER ASSETS AND OTHER LIABILITIES

The components of other assets and other liabilities were as follows (dollars in thousands):

| | | December 31, | |
		2022	2021
Other assets:			
Deferred compensation	$	496,319 $	499,548
Prepaid assets		144,607	115,018
Fractional shares - investment[1]		122,253	114,574
Deferred tax assets, net[2]		98,997	5,648
Operating lease assets[3]		92,534	95,075
Debt issuance costs, net		6,422	7,303
Other		62,098	49,822
Total other assets	$	1,023,230 $	886,988
Other liabilities:			
Deferred compensation	$	497,736 $	499,245
Unearned revenue[4]		138,109	160,926
Operating lease liabilities[3]		125,280	130,304
Fractional shares - repurchase obligation[1]		122,253	114,574
Finance lease liabilities[3]		105,660	106,067
Other		113,589	7,160
Total other liabilities	$	1,102,627 $	1,018,276

(1) See Note 2 - *Summary of Significant Accounting Policies* for further information.

(2) See Note 13 - *Income Taxes* for further information.

(3) See Note 12 - *Leases* for further information.

(4) See Note 3 - *Revenue* for further information.

NOTE 11 - CORPORATE DEBT AND OTHER BORROWINGS, NET

The Company's outstanding corporate debt and other borrowings, net were as follows (in thousands):

Corporate Debt		December 31, 2022			December 31, 2021			
	Balance	Applicable Margin	Interest Rate	Balance	Applicable Margin	Interest rate	Maturity
Term Loan B(1)	$ 1,037,900	LIBOR+175 bps	5.87 %	$ 1,048,600	LIBOR+175 bps	1.85 %	11/12/2026
2027 Senior Notes(1)	400,000	Fixed Rate	4.63 %	400,000	Fixed Rate	4.63 %	11/15/2027
2029 Senior Notes(1)	900,000	Fixed Rate	4.00 %	900,000	Fixed Rate	4.00 %	3/15/2029
2031 Senior Notes(1)	400,000	Fixed Rate	4.38 %	400,000	Fixed Rate	4.38 %	5/15/2031
Total Corporate Debt	2,737,900			2,748,600			
Less: Unamortized Debt Issuance Cost	(20,456)			(24,556)			
Corporate debt, net	$ 2,717,444			$ 2,724,044			
Other Borrowings							
Revolving Credit Facility(2)(3)	—	LIBOR+125 bps	5.64 %	55,000	ABR+25 bps	3.50 %	3/15/2026
Unsecured, Uncommitted Lines of Credit(3)	—	Rate Determined at Time of Borrowing	— %	35,000	Broker Base Rate+75 bps	1.00 %	9/30/2023
Total other borrowings	$ —			$ 90,000			
Corporate Debt and Other Borrowings, Net	$ 2,717,444			$ 2,814,044			

(1)   No leverage or interest coverage maintenance covenants.

(2)   Borrowings bear interest at a rate per annum ranging from 125 to 175 basis points over the Eurodollar Rate or 25 to 75 basis points over the base rate (PRIME rate) depending on the Consolidated Secured Debt to Consolidated EBITDA Ratio (as defined in the Credit Agreement).

(3)   Balances outstanding under our external lines of credit at December 31, 2021 were repaid in January 2022.

The minimum calendar year payments and maturities of the corporate debt and other borrowings as of December 31, 2022 were as follows (in thousands):

2023	$	10,700
2024		10,700
2025		10,700
2026		1,005,800
2027		400,000
Thereafter		1,300,000
Total	$	2,737,900

The following table presents amounts outstanding and available under the Company's external lines of credit at December 31, 2022 (in millions):

Description	Borrower	Maturity Date	Outstanding	Available
Senior secured, revolving credit facility	LPL Holdings, Inc.	March 2026	$ —	$ 1,000
Broker-dealer revolving credit facility	LPL Financial LLC	August 2023	$ —	$ 1,000
Unsecured, uncommitted lines of credit	LPL Financial LLC	September 2023	$ —	$ 75
Unsecured, uncommitted lines of credit	LPL Financial LLC	September 2023	$ —	$ 50
Unsecured, uncommitted lines of credit	LPL Financial LLC	None	$ —	$ 75
Secured, uncommitted lines of credit	LPL Financial LLC	None	$ —	unspecified
Secured, uncommitted lines of credit	LPL Financial LLC	None	$ —	unspecified

Issuance of 2031 Senior Notes

LPLH raised $400.0 million in aggregate principal amount of 4.375% senior notes on May 18, 2021, which were issued at par ("2031 Senior Notes"). The Company used the proceeds from the issuance to repay borrowings made under the senior secured revolving credit facility related to the Waddell & Reed Acquisition. In connection with the issuance of the 2031 Senior Notes, the Company incurred $3.8 million in costs, which were capitalized as debt issuance costs in the consolidated statements of financial condition.

Issuance of 2029 Senior Notes

LPLH raised $900.0 million in aggregate principal amount of 4.00% senior notes on March 15, 2021, which were issued at par ("2029 Senior Notes"). The Company used the proceeds from the issuance of the 2029 Senior Notes, along with existing corporate cash available, to redeem its existing 5.75% senior unsecured notes due in 2025. In connection with this redemption, the Company recognized $24.4 million as a loss on extinguishment of debt on the consolidated statements of income for the year ended December 31, 2021. In connection with the issuance of the 2029 Senior Notes, the Company incurred $9.0 million in costs, which were capitalized as debt issuance costs in the consolidated statements of financial condition.

Credit Agreement

On March 15, 2021, LPLFH and LPLH entered into a fifth amendment agreement (the "Amendment") to the Company's amended and restated credit agreement ("Credit Agreement"), which, among other things, increased the size of its senior secured revolving credit facility to $1.0 billion and extended its maturity date. In connection with the execution of the Amendment, the Company incurred $3.2 million in costs, which were capitalized as debt issuance costs in the consolidated statements of financial condition. The Credit Agreement subjects the Company to certain financial and non-financial covenants. As of December 31, 2022, the Company was in compliance with such covenants.

Parent Revolving Credit Facility

Borrowings under the revolving credit facility bear interest at a rate per annum ranging from 125 to 175 basis points over the Eurodollar Rate or 25 to 75 basis points over the base rate depending on the Consolidated Secured Debt to Consolidated EBITDA Ratio (as defined in the Credit Agreement).

Broker-Dealer Revolving Credit Facility

On August 4, 2022, LPL Financial, the Company's broker-dealer subsidiary, entered into a committed senior unsecured revolving credit facility that matures on August 3, 2023 and allows for a maximum borrowing of up to $1.0 billion. This revolving credit facility replaced the $300.0 million credit facility that was due to mature on July 31, 2024. Borrowings under the credit facility bear interest at a rate per annum equal to 1.25% per annum plus the greatest of (i) the secured overnight financing rate plus 0.10%, (ii) the effective federal funds rate and (iii) the overnight bank funding rate, in each case, as such rate is administered or determined by the Federal Reserve Bank of New York from time to time. In connection with the credit facility, LPL Financial incurred $1.9 million in costs, which were capitalized as debt issuance costs in the consolidated statements of financial condition. The broker-dealer credit agreement subjects LPL Financial to certain financial and non-financial covenants. At December 31, 2022, LPL Financial's net capital was 8% of its aggregate debits, below the 10% aggregate debits required by a financial covenant. The agreement allows 5 days to cure non-compliance with this financial covenant, and it was cured within that allowable time period. LPL Financial was in compliance with all other covenants as of December 31, 2022.

Other External Lines of Credit

LPL Financial maintained five uncommitted lines of credit as of December 31, 2022. Two of the lines have unspecified limits, which are primarily dependent on LPL Financial's ability to provide sufficient collateral. The other three lines have a total limit of $200.0 million, which allow for uncollateralized borrowings. There was $35 million outstanding under these lines of credit as of December 31, 2021 and no balances outstanding as of December 31, 2022.

NOTE 12 - LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating and finance leases for corporate offices and equipment with remaining lease terms of 1 to 14 years, some of which include options to extend the lease for up to 20 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense related to the net present value of payments is recognized on a straight-line basis over the lease term.

Finance lease assets are included in Property and equipment, net in the consolidated statements of financial condition and were $92.4 million and $97.1 million at December 31, 2022 and December 31, 2021, respectively.

The components of lease expense were as follows (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Operating lease cost	$ 21,862	$ 19,712	$ 18,757
Finance lease cost:			
Amortization of right-of-use assets	$ 4,753	$ 5,150	$ 5,141
Interest on lease liabilities	8,417	8,360	8,423
Total finance lease cost	$ 13,170	$ 13,510	$ 13,564

Supplemental weighted-average information related to leases was as follows:

	December 31,	
	2022	**2021**
Weighted-average remaining lease term (years):		
Finance leases	23.8	24.6
Operating leases	6.2	6.9
Weighted-average discount rate:		
Finance leases	7.94 %	7.89 %
Operating leases	6.77 %	6.96 %

Maturities of lease liabilities as of December 31, 2022 were as follows (in thousands):

	Operating Leases	**Finance Leases**
2023	$ 24,820	$ 8,577
2024	24,049	8,727
2025	23,734	8,879
2026	23,928	9,035
2027	24,309	9,193
Thereafter	34,196	206,532
Total lease payments	155,036	250,943
Less imputed interest	29,756	145,283
Total	$ 125,280	$ 105,660

NOTE 13 - INCOME TAXES

The components of the provision for income taxes were as follows (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Current provision for income taxes:			
Federal	$ 276,499	$ 96,389	$ 137,360
State	82,801	26,610	39,757
Total current provision for income taxes	359,300	122,999	177,117
Deferred (benefit) provision for income taxes:			
Federal	(69,656)	14,446	(17,991)
State	(23,693)	4,018	(5,693)
Total deferred (benefit) provision for income taxes	(93,349)	18,464	(23,684)
Provision for income taxes	$ 265,951	$ 141,463	$ 153,433

The following table reflects a reconciliation of the U.S. federal statutory income tax rates to the Company's effective income tax rates:

| | Years Ended December 31, | | |
	2022	2021	2020
Federal statutory income tax rates	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	4.2	4.1	4.4
Share-based compensation	(1.8)	(2.7)	(1.0)
Research and development credits	(0.4)	(0.4)	(0.3)
Non-deductible expenses	0.3	0.7	0.3
Other	0.6	0.8	0.1
Effective income tax rates	23.9 %	23.5 %	24.5 %

The Company's effective income tax rate differs from the federal corporate tax rate of 21.0% primarily as a result of certain state taxes, benefits from share-based compensation, and other permanent differences in tax deductibility of certain expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the net deferred income taxes included in the consolidated statements of financial condition were as follows (in thousands):

		December 31,
	2022	2021
Deferred tax assets:		
Accrued liabilities	$ 149,501	$ 148,566
Operating lease liabilities	33,826	35,182
Finance lease liabilities	28,528	28,647
Forgivable loans	19,688	17,369
Share-based compensation	19,246	16,597
Provision for credit losses	5,040	3,691
State taxes	2,402	5,654
Other	10,120	4,604
Total deferred tax assets	268,351	260,310
Deferred tax liabilities:		
Depreciation of property and equipment	(94,136)	(147,659)
Amortization of other intangibles	(50,072)	(58,833)
Operating lease assets	(25,146)	(25,832)
Unrealized gains	—	(22,338)
Total deferred tax liabilities	(169,354)	(254,662)
Deferred tax assets, net	$ 98,997	$ 5,648

The increase in deferred tax assets, net as of December 31, 2022 compared to December 31, 2021 was primarily driven by deferred tax estimates the Company recorded as a result of the change in Internal Revenue Code Section 174, which requires research and development costs to be capitalized and amortized. Prior to this change the Company deducted these costs in the year incurred.

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, including interest and penalties (in thousands):

		December 31,	
	2022	2021	2020
Balance — beginning of year	$ 57,014	$ 54,435	$ 52,098
Increases for tax positions taken during the current year	14,777	15,637	8,053
Reductions as a result of a lapse of the applicable statute of limitations and decreases in prior-year tax positions	(19,521)	(13,058)	(5,716)
Balance — end of year	$ 52,270	$ 57,014	$ 54,435

At December 31, 2022 and 2021, there were $46.6 million and $53.8 million, respectively, of unrecognized tax benefits that if recognized, would favorably affect the effective income tax rate in any future periods.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the consolidated statements of financial condition. At December 31, 2022 and 2021, the liability for unrecognized tax benefits included accrued interest of $4.6 million and $7.5 million, respectively, and penalties of $4.1 million and $3.9 million, respectively.

The Company and its subsidiaries file federal and state income tax returns, which are subject to routine examinations by the respective taxing authorities. The Company has concluded all federal and state income tax matters for years through 2011. The tax years of 2012 to 2016 and 2019 to 2021 remain open to examination in the federal jurisdiction. The tax years of 2012 to 2021 remain open to examination in the state jurisdictions. In the next 12 months it is reasonably possible that the Company may realize a reduction in unrecognized tax benefits of $3.7 million related to settlements and the statute of limitations expiration in federal and various state jurisdictions.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Service and Development Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings.

Future minimum payments under service, development and agency contracts, and other contractual obligations with initial terms greater than one year were as follows at December 31, 2022 (in thousands):

2023	$	137,212
2024		53,742
2025		18,418
2026		422
2027		161
Thereafter		—
Total	$	209,955

Guarantees

The Company occasionally enters into contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

LPL Financial provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, LPL Financial makes loans to advisors and enterprises, primarily to newly recruited advisors and enterprises to assist in the transition process, which may be forgivable. Due to timing differences, LPL Financial may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor or enterprise joining LPL Financial. LPL Financial had no significant unfunded loan commitments at December 31, 2022 or December 31, 2021.

Legal and Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which has in the past and may in the future include fines, customer restitution and other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its consolidated financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; or the potential opportunities for settlement and the status of any settlement discussions. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

In October 2022, the Company received a request for information from the Securities and Exchange Commission ("SEC") in connection with an investigation of the Company's compliance with records preservation requirements for business-related electronic communications stored on personal devices or messaging platforms that have not been approved by the Company. The Company intends to cooperate fully with the SEC's inquiry. The Company has estimated that it is reasonably possible that it could incur losses as a result of this request; however, the Company cannot estimate a possible loss or range of loss at this time. At this time, the Company does not believe that this request will have a material adverse effect on its results of operations, financial position, or cash flows.

Third-Party Insurance

The Company maintains third-party insurance coverage for certain potential legal proceedings, including those involving certain client claims. With respect to such client claims, the estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Self-Insurance

The Company has self-insurance for certain potential liabilities through the Captive Insurance Subsidiary. Liabilities associated with the risks that are retained by the Company are not discounted and are estimated by considering, in part, historical claims experience, severity factors, and actuarial assumptions and estimates. The estimated accruals for these potential liabilities could be significantly affected if future occurrences and claims differ from such assumptions and historical trends, so there are particular complexities and uncertainties involved when assessing the adequacy of loss reserves for potential liabilities that are self-insured. Self-insurance liabilities are included in accounts payable and accrued liabilities in the consolidated statements of financial condition. Self-insurance related charges are included in other expense in the consolidated statements of income.

The following table provides a reconciliation of the beginning and ending balances of self-insurance liabilities for the years presented (in thousands):

	December 31,		
	2022	**2021**	**2020**
Beginning balance — January 1	$ 67,152	$ 51,501	$ 40,096
Losses incurred	36,462	34,756	34,784
Losses paid	(29,543)	(19,105)	(23,379)
Ending balance — December 31	$ 74,071	$ 67,152	$ 51,501

Other Commitments

As of December 31, 2022, the Company had approximately $466.0 million of client margin loans that were collateralized with securities having a fair value of approximately $652.5 million that LPL Financial can repledge, loan or sell. Of these securities, approximately $121.1 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2022, there were no restrictions that materially limited the Company's ability to repledge, loan or sell the remaining $531.4 million of client collateral.

Investment securities on the consolidated statements of financial condition include $4.5 million and $4.6 million of trading securities pledged to the Options Clearing Corporation at December 31, 2022 and 2021, respectively, and $19.9 million and $15.0 million of trading securities pledged to the National Securities Clearing Corporation at December 31, 2022 and 2021.

NOTE 15 - STOCKHOLDERS' EQUITY

Dividends

The payment, timing, and amount of any dividends are subject to approval by the Company's Board of Directors as well as certain limits under the Credit Agreement and the indentures governing the Company's senior unsecured notes (the "Indentures"). Cash dividends per share of common stock and total cash dividends paid on a quarterly basis were as follows (in millions, except per share data):

	2022		2021		2020	
	Dividend per Share	Total Cash Dividend	Dividend per Share	Total Cash Dividend	Dividend per Share	Total Cash Dividend
First quarter	$ 0.25	$ 20.0	$ 0.25	$ 20.0	$ 0.25	$ 19.7
Second quarter	$ 0.25	$ 20.0	$ 0.25	$ 20.0	$ 0.25	$ 19.7
Third quarter	$ 0.25	$ 20.0	$ 0.25	$ 20.1	$ 0.25	$ 19.8
Fourth quarter	$ 0.25	$ 19.9	$ 0.25	$ 20.0	$ 0.25	$ 19.8

Share Repurchases

The Company engages in a share repurchase program that was approved by the Board of Directors (the "Board"), pursuant to which the Company may repurchase its issued and outstanding shares of common stock from time to time. Repurchased shares are included in treasury stock on the consolidated statements of financial condition.

The Company resumed share repurchases in the third quarter of 2021, and during the year ended December 31, 2022 repurchased 1,566,527 shares of common stock at a weighted-average price of $207.49 for a total of $325.0 million. On September 21, 2022, the Board authorized a $2.1 billion increase to the amount available for repurchases of the Company's issued and outstanding common shares. As of December 31, 2022, the Company had $2.0 billion remaining under the existing share repurchase program. Future share repurchases may be effected in open market or privately negotiated transactions, including transactions with affiliates, with the timing of purchases and the amount of stock purchased generally determined at the discretion of the Company within the constraints of the Credit Agreement, the Indentures and the Company's general working capital needs.

NOTE 16 - SHARE-BASED COMPENSATION, EMPLOYEE INCENTIVES AND BENEFIT PLANS

In May 2021, the Company adopted its 2021 Omnibus Equity Incentive Plan (the "2021 Plan"), which provides for the granting of stock options, warrants, restricted stock awards, restricted stock units, deferred stock units, performance stock units and other equity-based compensation to the Company's employees, non-employee directors and other service providers. The 2021 Plan serves as the successor to the Company's 2010 Omnibus Equity Incentive Plan (the "2010 Plan"). Following the adoption of the 2021 Plan, the Company is no longer making grants under the 2010 Plan, and the 2021 Plan is the only plan under which equity awards are granted. However, awards previously granted under the 2010 Plan will remain outstanding until vested, exercised or forfeited, as applicable.

There were 17,754,197 shares authorized for grant under the 2021 Plan and 13,781,800 shares remaining available for future issuance at December 31, 2022.

Stock Options and Warrants

The Company has not granted stock options or warrants since 2019. The following table summarizes the Company's stock option and warrant activity as of and for the year ended December 31, 2022:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding — December 31, 2021	1,204,420	$ 45.65		
Granted	—	$ —		
Exercised	(527,595)	$ 35.66		
Forfeited and Expired	(3,061)	$ 51.19		
Outstanding — December 31, 2022	673,764	$ 53.45	4.36	$ 109,632
Exercisable — December 31, 2022	673,764	$ 53.45	4.36	$ 109,632
Exercisable and expected to vest — December 31, 2022	673,764	$ 53.45	4.36	$ 109,632

The following table summarizes information about outstanding stock options and warrants as of December 31, 2022:

	Outstanding			Exercisable	
Range of Exercise Prices	Total Number of Shares	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$19.85 - $25.00	84,929	3.15	$ 19.85	84,929	$ 19.85
$25.01 - $35.00	23,826	0.15	$ 31.60	23,826	$ 31.60
$35.01 - $45.00	166,168	4.19	$ 39.48	166,168	$ 39.48
$45.01 - $65.00	72,274	1.79	$ 49.06	72,274	$ 49.06
$65.01 - $75.00	153,639	5.06	$ 65.50	153,639	$ 65.50
$75.01 - $80.00	172,928	6.14	$ 77.53	172,928	$ 77.53
	673,764	4.36	$ 53.45	673,764	$ 53.45

The Company recognized share-based compensation expense related to the vesting of stock options awarded to employees and officers of $0.2 million, $2.6 million and $4.4 million during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, there was no unrecognized compensation cost related to non-vested stock options as the remaining share-based compensation expense was recognized during the three months ended March 31, 2022.

Restricted Stock and Stock Units

The following summarizes the Company's activity in its restricted stock awards and stock units, which include restricted stock units, deferred stock units and performance stock units, for the year ended December 31, 2022:

	Restricted Stock Awards		Stock Units	
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Outstanding — December 31, 2021	1,051 $	156.54	915,907	$ 111.49
Granted	1,864 $	173.78	393,006	$ 190.76
Vested	(2,101) $	165.16	(369,186)	$ 101.24
Forfeited	— $	—	(76,553)	$ 149.57
Outstanding — December 31, 2022	814 $	173.78	863,174 (1)	$ 148.59
Expected to vest — December 31, 2022	814 $	173.78	744,561	$ 155.57

_____

(1)   Includes 82,222 vested and undistributed deferred stock units.

The Company grants restricted stock awards and deferred stock units to its directors and restricted stock units and performance stock units to its employees and officers. Restricted stock awards and stock units must vest or are subject to forfeiture; however, restricted stock awards are included in shares outstanding upon grant and have the same dividend and voting rights as the Company's common stock. The Company recognized $45.4 million, $37.2 million and $25.1 million of share-based compensation expense related to the vesting of these restricted stock awards and stock units during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, total unrecognized compensation cost for restricted stock awards and stock units was $62.5 million, which is expected to be recognized over a weighted-average remaining period of 1.91 years.

The Company also grants restricted stock units to its advisors and to enterprises. The Company recognized share-based compensation expense of $2.6 million, $2.3 million and $2.3 million related to the vesting of these awards during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, total unrecognized compensation cost for restricted stock units granted to advisors and enterprises was $5.1 million, which is expected to be recognized over a weighted-average remaining period of 2.15 years.

Employee Incentives and Benefit Plans

The Company participates in a 401(k) defined contribution plan sponsored by LPL Financial. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan, and employees are eligible for matching contributions after completing six months of service. For eligible employees, the Company matches up to 75% of the first 8% of an employee's designated deferral of their eligible compensation. The Company's total cost related to the 401(k) plan was $24.7 million, $20.9 million and $18.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, which is classified as compensation and benefits expense in the consolidated statements of income.

The Company established its Employee Stock Purchase Plan (the "ESPP") as a benefit to enable eligible employees to purchase common stock of LPLFH at a discount from the market price through payroll deductions, subject to limitations. The ESPP provides for a 15% discount on the market value of the stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period). The Company recognized $4.4 million, $2.0 million and $2.2 million of share-based compensation expense related to the ESPP during the years ended December 31, 2022, 2021 and 2020, respectively. The Company's 2012 Employee Stock Purchase Plan was replaced by its 2021 Employee Stock Purchase Plan in May 2021.

The Company maintains a non-qualified deferred compensation plan for the purpose of attracting and retaining advisors who operate, for tax purposes, as independent contractors, by providing an opportunity for participating advisors to defer receipt of a portion of their gross commissions generated primarily from commissions earned on the sale of various products. The deferred compensation plan has been fully funded to date by participant contributions. Plan assets are invested in mutual funds, which are held by the Company in a Rabbi Trust. The liability for benefits accrued under the non-qualified deferred compensation plan totaled $477.0 million and $482.1

million at December 31, 2022 and 2021, respectively, which is included in other liabilities in the consolidated statements of financial condition. The cash value of the related trust assets was $475.6 million and $482.5 million at December 31, 2022 and 2021, respectively, which is measured at fair value and included in other assets in the consolidated statements of financial condition.

Certain employees of the Company participate in a non-qualified deferred compensation plan that permits participants to defer portions of their compensation and may receive a return based on the allocation of notional investments offered under the plan. Plan assets are held by the Company in a Rabbi Trust and accounted for in the manner described above. As of December 31, 2022, the Company has recorded assets of $20.7 million and liabilities of $20.8 million, which are included in other assets and other liabilities, respectively, in the consolidated statements of financial condition. As of December 31, 2021, the Company had recorded assets of $17.1 million and liabilities of $17.1 million.

NOTE 17 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if dilutive potential shares of common stock had been issued. The calculation of basic and diluted earnings per share for the years noted was as follows (in thousands, except per share data):

| | Years Ended December 31, | | |
	2022	**2021**	**2020**
Net income	$ 845,702	$ 459,866	$ 472,640
Basic weighted-average number of shares outstanding	79,801	80,002	79,244
Dilutive common share equivalents	1,484	1,740	1,458
Diluted weighted-average number of shares outstanding	81,285	81,742	80,702
Basic earnings per share	$ 10.60	$ 5.75	$ 5.96
Diluted earnings per share	$ 10.40	$ 5.63	$ 5.86

The computation of diluted earnings per share excludes stock options, warrants and stock units that are anti-dilutive. For the years ended December 31, 2022, 2021 and 2020, stock options, warrants and stock units representing common share equivalents of 9,770 shares, 684 shares and 376,598 shares, respectively, were anti-dilutive.

NOTE 18 - NET CAPITAL AND REGULATORY REQUIREMENTS

The Company's registered broker-dealer, LPL Financial, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital. The net capital rules also provide that the broker-dealer's capital may not be withdrawn if the resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate on a daily basis. LPL Financial is a clearing broker-dealer and, as of December 31, 2022, had net capital of $49.5 million, which was $36.2 million in excess of its minimum net capital requirement of $13.3 million.

The Company's subsidiary, PTC, also operates in a highly regulated industry and is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have substantial monetary and non-monetary impacts on PTC's operations.

As of December 31, 2022 and 2021, LPL Financial and PTC met all capital adequacy requirements to which they were subject.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

LPL Financial may offer loans to new and existing advisors and enterprises to facilitate their partnership with LPL Financial, transition to LPL Financial's platform or fund business development activities. LPL Financial may incur losses if advisors or enterprises do not fulfill their obligations with respect to these loans. To mitigate this risk, LPL Financial evaluates the performance and creditworthiness of the advisor or enterprise prior to offering repayable loans.

LPL Financial's client securities activities are transacted on either a cash or margin basis. In margin transactions, LPL Financial extends credit to the advisor's client, subject to various regulatory and internal margin requirements, which is collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, LPL Financial may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, LPL Financial monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

LPL Financial is obligated to settle transactions with brokers and other financial institutions even if its advisors' clients fail to meet their obligation to LPL Financial. Clients are required to complete their transactions on the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, LPL Financial may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when-issued securities. When-issued securities have been authorized but are contingent upon the actual issuance of the security. LPL Financial has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

LPL Financial may at times hold equity securities on both a long and short basis that are recorded on the consolidated statements of financial condition at market value. While long inventory positions represent LPL Financial's ownership of securities, short inventory positions represent obligations of LPL Financial to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to LPL Financial as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by LPL Financial.

NOTE 20 - SUBSEQUENT EVENTS

The Company's Board declared a cash dividend of $0.30 per share on the Company's outstanding common stock to be paid on March 28, 2023 to all stockholders of record on March 14, 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting process and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

As of December 31, 2022, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2022 was effective.

Deloitte & Touche LLP, our independent registered public accounting firm, has issued an audit report appearing on the following page on the effectiveness of our internal control over financial reporting as of December 31, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of
LPL Financial Holdings Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of LPL Financial Holdings Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 23, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Diego, California

February 23, 2023

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

Other than the information relating to our executive officers provided in Part I of this Annual Report on Form 10-K, the information required to be furnished pursuant to this item is incorporated herein by reference to the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which the Company intends to file with the SEC within 120 days of the fiscal year ended December 31, 2022.

Items 11, 12, 13 and 14.

The information required by Items 11, 12, 13 and 14 is incorporated herein by reference to the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which the Company intends to file with the SEC within 120 days of the fiscal year ended December 31, 2022.


PART IV


Item 15. Exhibits and Financial Statement Schedules

(a) Consolidated Financial Statements and Schedules

Our consolidated financial statements are included in *"Item 8. Financial Statements and Supplementary Data"* of this Annual Report on Form 10-K. Other financial statement schedules have been omitted because they are not applicable, not material or the information is otherwise included.

(b) Exhibits

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of LPL Investment Holdings Inc., dated November 23, 2010 (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 filed on July 9, 2010, File No. 333-167325).
3.2	Certificate of Ownership and Merger Merging LPL Financial Holdings Inc. with and into LPL Investment Holdings Inc., dated June 14, 2012 (incorporated by reference to the Form 8-K filed on June 19, 2012, File No. 001-34963).
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of LPL Financial Holdings Inc., dated May 8, 2014 (incorporated by reference to the Form 8-K filed on May 9, 2014, File No. 001-34963).
3.4	Sixth Amended and Restated Bylaws of LPL Financial Holdings Inc. (incorporated by reference to the Form 8-K filed on February 23, 2022, File No. 001-34963).
4.1	Indenture, dated as of November 12, 2019, among LPL Holdings, U.S. Bank National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on November 12, 2019, File No. 001-34963).
4.2	Indenture, dated as of March 15, 2021, among LPL Holdings, U.S. Bank National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on March 15, 2021, File No. 001-34963).
4.3	Indenture, dated as of May 18, 2021, among LPL Holdings, U.S. Bank National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on May 18, 2021, File No. 001-34963).
4.4	Description of Registrant's Securities.*
10.1	Form of Indemnification Agreement (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 filed on July 9, 2010, File No. 333-167325).
10.2	LPL Investment Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 filed on July 9, 2010, File No. 333-167325).

Exhibit No.	Description of Exhibit
10.3	Form of Senior Management Stock Option Award granted under the LPL Investment Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 26, 2013, File No. 001-34963).
10.4	Form of Employee Restricted Stock Unit Award granted under the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 26, 2014, File No. 001-34963).
10.5	Form of Employee Stock Option Award granted under the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 26, 2014, File No. 001-34963).
10.6	Amended and Restated LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 8-K filed on May 15, 2015, File No. 001-34963).
10.7	Form of Employee Stock Option Award granted under the LPL Financial Holdings Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 24, 2017, File No. 001-34963).
10.8	Form of Employee Restricted Stock Unit Award granted under the LPL Financial Holdings Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 24, 2017, File No. 001-34963).
10.9	Form of Employee Performance Stock Unit Award granted under the LPL Financial Holdings Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 24, 2017, File No. 001-34963).
10.10	LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to the Form 8-K filed on May 5, 2021, File No. 001-34963).
10.11	LPL Financial Holdings Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to the Form 8-K filed on May 5, 2021, File No. 001-34963).
10.12	Form of Employee Restricted Stock Unit Award granted under the LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-Q filed on August 3, 2021, File No. 001-34963).
10.13	Form of Employee Restricted Stock Unit Award granted under the LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan, as amended February 6, 2023.*
10.14	Form of Employee Performance Stock Unit Award granted under the LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-Q filed on August 3, 2021, File No. 001-34963).
10.15	LPL Financial Holdings Inc. Non-Employee Director Deferred Compensation Plan, as amended May 5, 2021 (incorporated by reference to the Form 10-K filed on February 22, 2022, File No. 001-34963).
10.16	LPL Financial Holdings Inc. Non-Employee Director Compensation Policy, as amended May 18, 2022 (incorporated by reference to the Form 10-Q filed on August 4, 2022, File No. 001-34963).
10.17	LPL Financial LLC Executive Severance Plan, amended and restated as of February 23, 2017 (incorporated by reference to the Form 10-K filed on February 24, 2017, File No. 001-34963).
10.18	Fourth Amendment Agreement, dated as of March 10, 2017, among LPL Financial Holdings Inc., LPL Holdings, Inc., certain subsidiaries of the Company, as Guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., JPMorgan Chase bank, N.A. and Morgan Stanley Bank, N.A., as Letter of Credit Issuers and JPMorgan Chase Bank, N.A. and Morgan Stanley Bank, N.A., as Swingline Lenders (incorporated by reference to the Form 8-K filed on March 10, 2017, File No. 001-34963).
10.19	Amendment Agreement, dated June 20, 2017, among LPL Holdings, Inc., LPL Financial Holdings Inc. and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated by reference to the Form 10-Q filed on August 1, 2017, File No. 001-34963).
10.20	Second Amendment, dated as of September 21, 2017, among LPL Financial Holdings Inc., LPL Holdings Inc., certain subsidiaries of the Company, as Guarantors, the incremental lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., JPMorgan Chase bank, N.A. and Morgan Stanley Bank, N.A., as Letter of Credit Issuers and JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A. and Goldman Sachs Bank USA, as Swingline Lenders (incorporated by reference to the Form 8-K filed on September 21, 2017, File No. 001-34963).

Exhibit No.	Description of Exhibit
10.21	Third Amendment, dated as of April 25, 2019, among LPL Financial Holdings Inc., LPL Holdings Inc., certain subsidiaries of the Company, as Guarantors, the incremental lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., JPMorgan Chase Bank, N.A. and Morgan Stanley Bank, N.A., as Letter of Credit Issuers and JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A. and Goldman Sachs Bank USA, as Swingline Lenders (incorporated by reference to the Form 10-Q filed on July 30, 2019, File No. 001-34963).
10.22	Fourth Amendment, dated as of November 12, 2019, among LPL Financial Holdings Inc., LPL Holdings Inc., certain subsidiaries of the Company, as Guarantors, the incremental lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., JPMorgan Chase Bank, N.A. and Morgan Stanley Bank, N.A., as Letter of Credit Issuers and JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A. and Goldman Sachs Bank USA, as Swingline Lenders (incorporated by reference to the Form 8-K filed on November 12, 2019, File No. 001-34963).
10.23	Fifth Amendment, dated March 15, 2021, among LPL Financial Holdings Inc., LPL Holdings, Inc., certain subsidiaries of the Company, as Subsidiary Guarantors (as defined therein), the Incremental Revolving Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, letter of credit issuer and swingline lender, and the lenders and parties party thereto from time to time (incorporated by reference to the Form 8-K filed on March 15, 2021, File No. 001-34963).
10.24	BETA Services First Amended and Restated Master Subscription Agreement, dated as of January 29, 2021, between LPL Financial LLC and Refinitiv US LLC (incorporated by reference to the Form 10-Q filed on May 4, 2021, File No. 001-34963).†
21.1	List of Subsidiaries of LPL Financial Holdings Inc.*
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.*
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).*
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).*
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.SCH	Inline XBRL Taxonomy Extension Schema*
101.CAL	Inline XBRL Taxonomy Extension Calculation*
101.DEF	Inline XBRL Taxonomy Extension Definition*
101.LAB	Inline XBRL Taxonomy Extension Label*
101.PRE	Inline XBRL Taxonomy Extension Presentation*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

———————————

* Filed herewith.

** Furnished herewith.

† Pursuant to 17 C.F.R. §§230.406 and 230.83, the confidential portions of this exhibit have been omitted and are marked accordingly.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

LPL Financial Holdings Inc.

By: /s/   Dan H. Arnold
_____
Dan H. Arnold
President and Chief Executive Officer

Dated: February 23, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dan H. Arnold Dan H. Arnold	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 23, 2023
/s/ Matthew J. Audette Matthew J. Audette	Chief Financial Officer (Principal Financial Officer)	February 23, 2023
/s/ Brent B. Simonich Brent B. Simonich	Chief Accounting Officer (Principal Accounting Officer)	February 23, 2023
/s/ Edward C. Bernard Edward C. Bernard	Director	February 23, 2023
/s/ Paulett Eberhart Paulett Eberhart	Director	February 23, 2023
/s/ William F. Glavin, Jr. William F. Glavin, Jr.	Director	February 23, 2023
/s/ Albert J. Ko Albert J. Ko	Director	February 23, 2023
/s/ Allison H. Mnookin Allison H. Mnookin	Director	February 23, 2023
/s/ Anne M. Mulcahy Anne M. Mulcahy	Director	February 23, 2023
/s/ James S. Putnam James S. Putnam	Director	February 23, 2023
/s/ Richard P. Schifter Richard P. Schifter	Director	February 23, 2023
/s/ Corey E. Thomas Corey E. Thomas	Director	February 23, 2023

CORPORATE INFORMATION

Board of Directors (AS OF 03/30/23)

Dan H. Arnold
President and Chief Executive Officer
LPL Financial Holdings Inc.

Edward C. Bernard
Former Vice Chair and Vice President
T. Rowe Price Group, Inc.

H. Paulett Eberhart
Chair and Chief Executive Officer
HMS Ventures

William F. Glavin, Jr.
Former Chair and Chief Executive Officer
and President
OppenheimerFunds, Inc.

Albert J. Ko
Chief Executive Officer
Early Warning Services, LLC

Allison H. Mnookin
Former Chief Executive Officer
QuickBase, Inc.

Anne M. Mulcahy
Former Chair and Chief Executive Officer
Xerox Corporation

James S. Putnam
Chair of the Board of Directors
LPL Financial Holdings Inc.

Richard P. Schifter
Senior Advisor
TPG

Corey E. Thomas
Chair and Chief Executive Officer
Rapid7, Inc.

Investor Relations

Send requests for financial information to:

Michael Adams
Senior Vice President, Investor Relations
LPL Financial
1055 LPL Way
Fort Mill, SC 29715
investor.relations@lplfinancial.com

Transfer Agent

Computershare
P.O. Box 505000
Louisville, KY 40233

Accounting Firm

Deloitte & Touche LLP
San Diego, CA

Legal Counsel

Ropes & Gray LLP
Boston, MA

Stock Listing & Trading Symbol

LPL Financial Holdings Inc.'s common stock is listed on the Nasdaq Global Select Market under the trading symbol "LPLA."

Form 10-K

A copy of our annual report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by contacting our Investor Relations department, and also available on LPL's website.

Annual Meeting

LPL Financial Holdings Inc.'s annual meeting of stockholders will be held at:

8:00 a.m. ET on May 11, 2023
LPL Financial
1055 LPL Way, Park Building
Fort Mill, SC 29715

LPL Financial

AUSTIN

LPL Financial
13620 N FM 620
Building C, Suite 200
Austin, TX 78717

BOSTON

LPL Financial
75 State Street, Floor 22
Boston, MA 02109

CAROLINAS

LPL Financial
1055 LPL Way
Fort Mill, SC 29715

SAN DIEGO

LPL Financial
4707 Executive Drive
San Diego, CA 92121

(800) 877-7210 | lpl.com